As confidentially submitted to the Securities and Exchange Commission on June 17, 2021.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sweetgreen, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	5812	27-1159215
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3101 W. Exposition Blvd.

Los Angeles, CA 90018

(323) 990-7040

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jonathan Neman

Chief Executive Officer

Sweetgreen, Inc.

3101 W. Exposition Boulevard

Los Angeles, CA 90018

(323) 990-7040

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nick Hobson David Peinsipp Siana Lowrey Charles S. Kim Cooley LLP 1333 2nd Street, Suite 400 Santa Monica, CA 90401 (310) 883-6400	Nicolas Jammet Nathaniel Ru Mitch Reback Andrew Glickman Sweetgreen, Inc. 3101 W. Exposition Blvd. Los Angeles, CA 90018 (323) 990-7040	Michael Benjamin Richard A. Kline Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common stock, par value $0.001 per share	$	$

(1)	Includes shares of Class A common stock that the underwriters have the option to purchase from the registrant.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated             , 2021

                     Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Sweetgreen, Inc. We are offering              shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price for our Class A common stock will be between $         and $         per share. We intend to apply to list our Class A common stock on the              under the symbol “SG.”

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to        votes and is convertible at any time into one share of Class A common stock. All shares of our capital stock outstanding immediately prior to this offering, including all shares held by our executive officers, employees and directors and their respective affiliates, will be reclassified into shares of our Class B common stock immediately prior to the completion of this offering. The holders of our outstanding Class B common stock will hold approximately    % of the voting power of our outstanding capital stock following this offering.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our Class A common stock involves risks. See the section titled “Risk Factors” beginning on page 20 to read about factors you should consider before buying our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Sweetgreen, Inc.	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional              shares of our Class A common stock from us at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of Class A common stock to purchasers on             , 2021.

Goldman Sachs & Co. LLC	J.P. Morgan

Prospectus dated                 , 2021.

Prospectus

Through and including             , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any

i

jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

“sweetgreen,” the sweetgreen logo, “SG,” “sweetgreen Outpost,” “SG Outpost,” and our other registered and common law trade names, trademarks, and service marks are the property of Sweetgreen, Inc. All other trademarks, trade names, and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

GLOSSARY

Key Terms for Our Business

General

Cash-on-Cash Returns.    Cash-on-Cash Returns are calculated as the aggregate 4-Wall EBITDA for all restaurants in the Comparable Restaurant Base divided by their aggregate initial buildout costs, inclusive of tenant improvement allowances.

Comparable Restaurant Base.    Comparable Restaurant Base for any measurement period is defined as all restaurants that have operated for at least 12 full months as of the end of such measurement period, other than any restaurants that had a material, temporary closure during the relevant measurement period.

Channels

We have five main sales channels:    In-Store, Marketplace Delivery, Native Delivery, Outpost, and Pick-Up. We own and operate all of these channels other than our Marketplace Delivery Channel, which is operated by various third-party delivery marketplaces.

In-Store Channel.    In-Store Channel refers to sales to customers who make in-store purchases in our restaurants, whether they pay by cash, credit card, or digital scan-to-pay. Purchases made in our In-Store Channel via cash or credit card are referred to as “Non-Digital” transactions, and purchases made in our In-Store Channel via digital scan-to-pay are included as part of our Owned Digital Channels.

Marketplace Delivery Channel.    Marketplace Delivery Channel refers to sales to customers for delivery made through third-party delivery marketplaces, including Caviar, DoorDash, Grubhub, Postmates, and Uber Eats.

Native Delivery Channel.    Native Delivery Channel refers to sales to customers for delivery made through the sweetgreen website or mobile app.

Outpost Channel.    Outpost Channel refers to sales to customers for delivery made through the sweetgreen website or mobile app to our Outposts, which are our trademark offsite drop-off points at offices, residential buildings, and hospitals.

Owned Digital Channels.    Owned Digital Channels encompasses our Pick-Up Channel, Native Delivery Channel, and Outpost Channel, and purchases made in our In-Store Channel via digital scan-to-pay.

Pick-Up Channel.    Pick-Up Channel refers to sales to customers made for pick up at one of our restaurants through the sweetgreen website or mobile app.

Total Digital Channels.    Total Digital Channels consist of our Owned Digital Channels and our Marketplace Delivery Channel.

Key Metrics and Non-GAAP Financial Measures

4-Wall EBITDA, 4-Wall EBITDA Margin, Adjusted EBITDA, and Adjusted EBITDA Margin are financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”). See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information, including the limitations of such measures, and a reconciliation of each of these measures to net income (loss), the most directly comparable financial measure stated in accordance with GAAP.

Non-GAAP Financial Measures

4-Wall EBITDA and 4-Wall EBITDA Margin.    We define 4-Wall EBITDA as net income (loss) adjusted to exclude interest income, interest expense, provision for (benefit from) income taxes, other expense, general and administrative expense, depreciation and amortization, pre-opening costs, impairment of long-lived assets, and loss on disposal of property and equipment. 4-Wall EBITDA Margin is 4-Wall EBITDA as a percentage of revenue.

Adjusted EBITDA and Adjusted EBITDA Margin.    We define Adjusted EBITDA as net income (loss) adjusted to exclude interest income, interest expense, provision for (benefit from) income taxes, depreciation and amortization, stock-based compensation expense, loss (gain) on disposal of property and equipment, impairment of long-lived assets, pre-opening costs, and other expense. Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

Key Metrics

Average Unit Volume (AUV).    AUV is defined as the average trailing revenue for the prior four fiscal quarters for all restaurants in the Comparable Restaurant Base. The measure of AUV allows us to assess changes in guest traffic and per transaction patterns at our restaurants.

Total Digital Revenue Percentage and Owned Digital Revenue Percentage.    Our Total Digital Revenue Percentage is the percentage of our revenue attributed to purchases made through our Total Digital Channels. Our Owned Digital Revenue Percentage is the percentage of our revenue attributed to purchases made through our Owned Digital Channels.

Net New Restaurant Openings.    Net New Restaurant Openings reflect the number of new sweetgreen restaurant openings during a given reporting period, net of any sweetgreen restaurant closures during the same given period.

Same-Store Sales Growth.    Same-Store Sales Growth reflects the percentage change in year-over-year revenue for the relevant fiscal period for all restaurants that have operated for at least 13 full months as of the end of such fiscal period; provided, that for any restaurant that has had a temporary closure during any fiscal period, such fiscal period, as well as the corresponding fiscal period for the prior fiscal year, will be excluded when calculating Same-Store Sales Growth for that restaurant. This measure highlights the performance of existing restaurants, while excluding the impact of new restaurant openings and closures.

FOUNDERS’ LETTER

A letter from our founders:

Jonathan Neman, Nicolas Jammet, and Nathaniel Ru

We started sweetgreen as three college students who were simply looking for a healthier way to eat.

When we were in school, there were two choices: food that was slow, expensive, and fresh—or fast, cheap, and unhealthy. We saw an opportunity to create a business where quality was never sacrificed for convenience. We were inspired to solve this problem we had as students and bonded over a passion for food.

Perhaps part of the bond between the three of us is that we are all children of immigrant entrepreneurs. Our parents came to the United States for a better life and we each had a front row seat as they worked tirelessly to build their own businesses. It’s because of them, we learned early on that a company should stand for something meaningful.

We started writing the business plan for sweetgreen in late 2006 and signed a lease for our first location—a tiny 560 square-foot space down the street from where we lived. Over the next few months, we worked together at the kitchen table of our apartment while running between classes and the restaurant construction site. Fifteen years later, the three of us still sit at one table and share the same office.

On August 1, 2007, we opened the first sweetgreen in Washington DC, two months after graduating. We were all 22 years old and served our first customers with a vision to reimagine fast food.

Fast Food For a New Era

There are 50 million Americans who eat fast food every day at one of the more than 280,000 locations in the United States. That’s one in seven people.

In the early days of sweetgreen, very few people regarded a bowl of vegetables dressed with lime-cilantro or spicy cashew vinaigrette as fast food. Many people didn’t consider it a meal at all. The industrialized food system has enabled large chains to design menu items optimized for production efficiency at the cost of nutrition and long-term health. At sweetgreen, our food is still fast, but our menu may taste different in different cities, because we work with nearly 200 local farmers and producers across the country.

We’re proud of that.

Over the years, fast food has become synonymous with bad food. We believe this presents a massive opportunity to build a transformative business. There’s a powerful shift happening in consumer behavior. People want to know more about where their food comes from, and the impact it has on the environment. sweetgreen sits at the intersection of this movement.

Win, Win, Win - How We Operate

One of our core values at sweetgreen is called Win, Win, Win. It’s a powerful lens that encourages our team to find solutions that create value for the customer, the company and the community around us. This is the DNA of sweetgreen and our operating playbook.

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Food has always been a human and social experience. Every day, we strive to serve our customers the best quality ingredients, while supporting the farmers who grew them—to continue building sweetgreen into a lasting company. It’s a virtuous cycle that allows us to make a larger impact.

On a personal level, we believe the choices we make around what we eat, where it comes from, and how it is prepared have a direct impact on ourselves, our communities, and the planet. This grounds how we act as founders every day and informs sweetgreen’s central belief—that healthy food should be convenient and accessible to everyone.

Building Healthier Communities

Today, sweetgreen has              restaurants in the United States powered by over 4,000 team members who are on track to serve more than 25 million meals this year.

We want to take a moment to thank all of our team members, past and present, who have joined us along this journey. sweetgreen would not be what it is today without your resilience and positivity—we know customers keep coming back because of you. Your contagious energy and willingness to add the sweet touch to create memorable experiences has been the foundation of our growth.

To our family, friends, mentors, and investors: thank you for taking a chance on three college students and helping us turn our passion into purpose.

From that first small location in DC, to an IPO, we have so much gratitude for the relationships we have built and the impact our community has made. But this is just the beginning—the start of a very bright future. Our mission, core values, and commitment to our people will continue to fuel us as we grow.

We believe sweetgreen has the potential to be a leading global restaurant and lifestyle brand that will make an impact on the future of food. Our mission is to build healthier communities by connecting people to real food, and the three of us are incredibly honored to bring sweetgreen to more communities.

With gratitude,

Jonathan, Nicolas, and Nathaniel

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus. You should carefully consider, among other things, the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, the terms “Sweetgreen, Inc.,” “sweetgreen,” “the company,” “we,” “us,” “our” and similar references in this prospectus refer to Sweetgreen, Inc. and its subsidiaries.

Our Mission

To Build Healthier Communities by Connecting People to Real Food

Who We Are

We are building the next generation restaurant and lifestyle brand that serves healthy food at scale. Our core values guide our actions and we aim to empower our customers, team members and partners to be a positive force on the food system. We believe there is no such thing as a successful business in an unsuccessful community, and we use our platform to make a sustainable impact on the future of food.

For too long, the industrialized food system has enabled large chain restaurants to design menus optimized for production efficiency at the cost of nutrition and long-term health. The result is food created to fit the system, as opposed to food designed for the customer.

We started sweetgreen to help change this.

Over the last 15 years, we have been leading a movement to re-imagine fast food for a new era. There is a powerful shift happening in consumer behavior. Every day more people want to eat healthier food and care about the impact their choices have on the environment. This is becoming the new normal, and we believe sweetgreen is well positioned to be a category-defining food brand for the future.

Today, sweetgreen is one of the fastest-growing restaurant companies in the United States. As of December 27, 2020, we owned and operated 119 restaurants in 12 states and the District of Columbia, and employed over 4,000 team members. We have thoughtfully designed all of our restaurants to both reflect the culture and feel of our local communities and to serve multiple channels of business. In fiscal year 2020, 56% of our revenue came through our Owned Digital Channels and an additional 18% of our revenue came through our Marketplace Delivery Channel. In aggregate, our Total Digital Channels represented 75% of our revenue for fiscal year 2020.

Most importantly, we have built a purpose-driven brand with significantly greater reach than our current physical footprint. Our brand recognition, in combination with our cult-like customer following, has enabled us to lead conversations on the importance of what we eat. Our bold vision is to be as ubiquitous as traditional fast food, but with the transparency and quality that consumers increasingly expect.

Our Food Ethos

We believe the choices we make about what we eat, where it comes from and how it is prepared have a direct impact on our health, our communities and the planet. This is our Food Ethos, and it is firmly rooted in every aspect of our business. At sweetgreen, we only serve Real Food, which for us means:

•	Plant-forward

•	Celebrates seasonality

•	Made fresh every day in our restaurants

•	Organic, regenerative and local whenever possible

•	Free of highly-processed preservatives and any refined or hidden sugars

•	Mindful of the carbon impact of each ingredient to protect future generations

This commitment to our Food Ethos keeps our food delicious, healthy and sustainable. We believe that Real Food tastes better, makes you feel better, and drives the frequency that has defined our success.

We also apply our Food Ethos by integrating sustainability into every component of our value chain. We believe that climate change is the defining challenge of our generation. Our plant-forward menu means that we are already 30% less carbon intensive than the average U.S. diet, according to Watershed, our third-party strategic climate technology partner. However, as a leading brand in an industry that has been reported to drive as much as one third of global greenhouse gas emissions, we will continue to use our platform and resources to confront this crisis throughout our entire supply chain. This is why we committed to becoming carbon neutral by the end of 2027, becoming, to our knowledge, the first national restaurant brand that has made such a public commitment.

How Our Food Platform Sets Us Apart

We leverage our brand, technology, and supply chain to build a foundation that enables us to rapidly scale Real Food. Our food platform is a balance of art and science. We start with the best ingredients, leverage data to understand the needs of our customers and use human creativity to tell great stories around food. Put simply, our food platform is difficult for others to replicate. It took years to craft and we believe that sweetgreen now has a durable competitive advantage as we continue to grow. Over the last 15 years, we have invested in five core elements that define our food platform.

Transparent and Scalable Supply Chain

We have built a differentiated, end-to-end supply chain that begins with nearly 200 highly-engaged food partners in the United States and culminates in delicious, high-quality food for our customers. Our supply chain is organized into 11 distinct markets, supplied by our regional distribution network, that align retail proximity with cultivation to allow for more transparency from seed to bowl. We collaboratively plan crops with growers far in advance of our supply needs to ensure we can serve the best products for each market. In fiscal year 2020, approximately 90% of our suppliers were domestic, and over 80% of our suppliers sourced products for sweetgreen that were organic or locally sourced.

Our supply chain drives key decisions throughout our food platform, from planning our seasonally inspired menu to prepping our fresh produce each day in our open kitchens. This integrated approach directly enhances our product quality, ensures high standards of food safety and builds trust with our customers. Consistent with our commitment to transparency, we are proud to showcase our food partners on the walls of every sweetgreen restaurant.

Healthy and Habitual Menu

We have designed our menu to be delicious, customizable and convenient to empower our customers to make healthier choices for both lunch and dinner. We currently offer 11 signature salads and warm bowls that are complemented by a seasonal menu that changes five times a year. Additionally, our assortment of approximately 40 freshly prepared or cooked ingredients allows our customers to create millions of unique, customized orders to accommodate almost any flavor profile or dietary preference.

We place our customers at the center of our menu design. We leverage data from our digital platform to better understand consumer preferences and behavior and integrate these learnings into menu expansion. With the addition of Warm Bowls, Sides and Plates, we have further diversified our menu to provide customers with a greater variety of options. Collectively, in fiscal year 2020, these new menu categories represented more than 40% of our revenue. Our menu expansion has also enabled us to take advantage of multiple day-parts. Our day-part split was 67% lunch (orders placed before 4 p.m.) and 33% dinner (orders placed at or after 4 p.m.) in fiscal year 2020, which was consistent with the previous several years. We believe the simplicity of our menu combined with the flexibility of our fresh ingredients has been the formula for minimizing operational complexity while driving customer frequency.

Digitally-Driven Restaurants

We strongly believe in harnessing the power of technology to enhance the sweetgreen experience. We have designed our digital platform to allow us to have a direct relationship with our customers, so that we can deliver a personalized experience and provide the enhanced convenience of multiple channels. The sweetgreen app was recognized by the Webby Awards as the best Food & Drink app in both 2020 and 2021.

We believe that sweetgreen leads the industry in digital adoption. We have always innovated ahead of the curve, and by adding Outpost (2018) and Native Delivery (2020) as additional Owned Digital Channels, we improved our digital penetration, with sales from our Owned Digital Channels contributing 43% and 56% of our fiscal year 2019 and fiscal year 2020 revenue, respectively. When including orders placed on our Marketplace Delivery Channel, this digital share increases to 50% and 75% of our fiscal year 2019 and fiscal year 2020 revenue, respectively.

Note: Percentages may not total due to rounding.

The convenience of our multi-channel approach, combined with our ability to offer personalized content and recommendations (such as exclusive menu items and curated collections), results in a highly engaged cohort of habitual sweetgreen customers.

In addition to our customer-facing technology, we have also prioritized streamlining each component of our restaurant operations. This includes investing in technology that manages daily inventory in our restaurants to ensure freshness, guides prep work, optimizes our meal assembly process, and manages our team members’ output to enhance our order fulfillment times.

Passionate Team Member Culture

Our greatest competitive advantage is, and has always been, our people. We empower our more than 4,000 team members to develop lifelong skills and advance their careers. We believe strongly that the best leaders come from within – we have a clear promotional track for team members to become a Head Coach (our title for a store manager) within as little as three years.

At sweetgreen, we obsess over the team member experience and provide industry-leading benefits, such as stock option incentives for our Head Coaches, five-month parental leave to all of our team members, and policies and resource groups to promote diversity and inclusion. Our teams do their best work when they can bring their whole and authentic selves to work, which we believe results in an exceptional customer experience that keeps our customers coming back and feeling connected to the brand.

A Brand Rooted in Purpose and Community

We create experiences that connect food and culture together to help redefine what we believe the fast-food industry will look like in the years to come. We have collaborated with some of the world’s best chefs, athletes and musicians to shape how brands and thought leaders speak to future generations about the importance of what they eat. Some examples include our community programs like “sweetgreen in Schools” and the “sweetlife Festival,” and most recently our partnership with world champion tennis player and longtime sweetgreen fan, Naomi Osaka. All this results in a highly engaged community of sweetgreen customers that stand for health and wellness and are proud to promote the brand, as demonstrated by our best-in-class net promoter score (“NPS”) of 78 on average from 2018 through 2020.

Rapid Growth with Strong Unit Economics

Our investments in the core elements of our food platform have resulted in exceptional growth over the five fiscal years ended December 29, 2019:

•	Restaurant Count: Grew from 29 to 104 restaurants across eight states and the District of Columbia, representing a 29% compounded annual growth rate (“CAGR”)

•	Average Unit Volume (“AUV”): Increased our AUV from $1.6 million to $3.0 million, representing a 12% CAGR

•	Same-Store Sales Growth: Expanded our Same-Store Sales Growth by an average of 10% per annum, culminating in Same-Store Sales Growth of 14% in 2019

•	Revenue: Grew our revenue from $42 million to $274 million, representing a CAGR of 46%

•	Net Loss: As a result of strategic investments in our corporate infrastructure to support our ability to rapidly scale our business going forward, our net loss increased from $5 million to $68 million

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Digital Revenue: Total Digital Revenue Percentage increased from 30% in fiscal year 2016 to 50% in fiscal year 2019. Owned Digital Revenue Percentage increased from 29% in fiscal year 2016 to 43% in fiscal year 2019

Restaurant Count	AUV (in millions)

We have also achieved strong unit economics during this sustained period of rapid growth. We reported a 4-Wall EBITDA Margin of 16% fleetwide for fiscal year 2019, in addition to a $3.0 million AUV. In addition, our restaurants opened from     to    delivered average Cash-on-Cash Returns of    %. As we continue to expand, we plan to target Cash-on-Cash Returns of    % based on AUVs of $         million, 4-Wall EBITDA Margins of    % and an average investment of $        million per new restaurant.

Impact of the COVID-19 Pandemic

During the COVID-19 pandemic, we experienced a decline in foot traffic and an associated impact from reduced office frequency, particularly in large urban centers like New York City. This was partially offset by a surge in activity across our Owned Digital Channels and Marketplace Delivery Channel. We are seeing a steady rise in activity across all of our restaurants as restrictions ease and vaccinations accelerate, led by restaurants in our suburban and residential markets.

Overall for fiscal year 2020 compared to fiscal year 2019:

•	Restaurant Count: We had 15 Net New Restaurant Openings and expanded into three new markets (Austin, Denver and Miami)

•	AUV: Our system-wide AUV fell 25% to $2.2 million

•	Same-Store Sales Growth: We had Same-Store Sales Growth of (26%)

•	Revenue: Our revenue declined by 20%, from $274 million to $221 million

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Net Loss: We implemented numerous measures in our restaurants to protect the health and safety of our customers and team members, and provided voluntary COVID-19-related paid leave and temporary salary increases to our team members, both of which impacted our net loss. Our net loss increased from $68 million to $141 million

•	Digital Revenue: Our Total Digital Revenue Percentage increased from 50% to 75%. Our Owned Digital Revenue Percentage increased from 43% to 56%

For more information, including a reconciliation of 4-Wall EBITDA to net loss, please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Market Opportunity

We Operate in a Large and Growing Market That Is Critical to Society

Food is a massive and important category. In total, the U.S. food system represented a $1.8 trillion market in 2019, of which food away from home was an approximately $980 billion market, according to the U.S. Department of Agriculture. As a healthier alternative to traditional limited-service restaurant offerings, we operate at the intersection of two of the fastest-growing categories within the U.S. food system.

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Limited-Service Restaurants – Recently, limited-service restaurants, which include fast-food and fast-casual restaurants, have represented the fastest-growing category in food away from home, growing at a 7% CAGR from 2014 to 2019.

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Healthy Food – Consumers have also recently exhibited a strong preference for healthier alternatives. According to the Organic Trade Association, between 2010 and 2019, organic food revenue grew at a 9% CAGR, more than three times faster than overall food revenue, and in 2020, organic food sales grew by a record 13%.

Our Industry Has Not Evolved Sufficiently to Reflect Changing Consumer Tastes

Large restaurant chains were built on a model that has not evolved to reflect shifting consumer tastes, leaving many consumers hungry for an alternative. This legacy model:

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Lacks healthy and nutritious options – Restaurants have historically prioritized profitability at the expense of quality, favoring processed foods that are easily mass produced and capable of traveling long distances. Despite some small steps towards adding healthier alternatives, the industry remains fundamentally unchanged.

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Has not kept pace with technological innovation – We are one of a select few restaurants designed with technology as the basis for all elements of our operations. Many restaurants were built on antiquated technology, and while they have tried to slowly adapt, they are at a fundamental disadvantage given their large legacy footprints and historical underinvestment.

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Has limited direct relationships with customers – We believe there is tremendous value in owning our customer relationships, in part so we can better understand our customers’ preferences and tastes. For many brands, third-party marketplaces have owned the digital customer relationship and franchisees have controlled the in-person customer experience, as restaurant owners have sacrificed having direct customer relationships for short-term revenue.

Powerful Trends Shaping Our Industry

We believe that our industry is ripe for disruption and that there is a significant market opportunity for brands aligned with changing consumer preferences, including:

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Increased Focus on Health and Wellness – The growing awareness of the benefits of healthy eating and physical activity is driving behavioral change. Consumers are trading up to higher quality foods given an increased consumer focus on the impact of responsible sourcing, ingredients and preparation.

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Seismic Shift to Plant-Based Meals – Consumers are increasingly aware of the environmental and health benefits of a plant-forward diet. According to the DoorDash 2020 Trend Report, nearly half of all Americans plan to incorporate more plant-based foods into their diets.

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Rapid Adoption of Digital and Delivery – Increasingly, consumers expect to be able to eat their food when and where they want it, a trend that was emphasized by COVID-19. In the restaurant industry, digital orders increased 19% in January of 2020 and 145% in December of 2020, compared to the same month of the prior year, according to The NPD group.

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Stronger Connection to Purpose-Driven Brands – More than ever, consumers are looking to allocate their spending to brands that align with their values. A recent study found that consumers are four to six times more likely to purchase from purpose-driven companies.

sweetgreen was founded in response to the fact that the legacy restaurant model failed to anticipate and reflect evolving consumer tastes and methods of engagement. Our brand and offering directly align with the above trends shaping our industry, and as such we believe we are well positioned to continue to grow faster than the food industry as a whole.

Our Growth Strategies

We believe sweetgreen is well positioned to drive sustainable growth and strong financial performance by investing in the following strategies:

Grow Our Restaurant Footprint

We are still in the very nascent stage of our journey, with only 119 sweetgreen restaurants in the United States as of the end of fiscal year 2020. We believe one of our greatest immediate opportunities is to grow our footprint in both existing and new U.S. markets, and over time, internationally. From the end of fiscal year 2014 through the end of fiscal year 2019, we had 75 Net New Restaurant Openings. We plan to open at least 30 domestic, company-owned restaurants in 2021 and to approximately double our current footprint of restaurants over the next three to five years.

We plan to diversify our store formats by adding drive-thru and pick-up only locations to densify our markets, and to bring sweetgreen into a wider variety of trade zones. We have found that as we open more locations in the same geographic market it not only unlocks new customers, but more importantly reinforces the habitual nature of our offering, leading to an increase of revenue and AUV across all locations in that market. For example, in our largest metropolitan market, New York, we grew our footprint from 7 to 29 restaurants between fiscal year 2015 and fiscal year 2019, while also growing our AUV in New York from $3.5 million to $4.6 million over the same period.

Planning for future growth, we have intentionally built additional capacity in our existing restaurants for more digital revenue. The majority of our locations have been built with robust secondary lines that can flex up to handle more order volume without adding more costs or square footage. This allows us to quickly take advantage of the rising demand for off-premises dining.

We also believe that many markets lack restaurant options that are able to meet a growing demand for convenient and healthy food. We plan to be nimble in targeting these markets as we accelerate our footprint. We believe this will allow us to access both new customers and existing customers that follow our brand. COVID-19 accelerated the movement of our loyal customers between markets, who continued to order sweetgreen. For example, some of our new restaurants in Miami and Austin, which opened during the COVID-19 pandemic, have achieved strong initial sales volumes, which were significantly in excess of our expectations.

Grow Brand Awareness

We plan to continue building upon the momentum we have generated so far to increase our brand awareness through opening new restaurants, driving earned media, and word-of-mouth referrals.

Our aided brand awareness has grown significantly, and as of November 2019 our average aided brand awareness across existing markets in the United States was 41%, according to a study we commissioned. In both 2019 and 2020 we were named as one of Fast Company’s Most Innovative Companies of the Year. In a 2020 Evercore survey, we also ranked in the top three of fifteen favorite quick-service restaurant chains among ages 18-29, ahead of many popular brands.

We plan to continue fostering new collaborations with cultural influencers who believe in our mission. To date, we have told bold stories with some of the largest celebrities across food, music, and sports, including Naomi Osaka, David Chang, and others. We believe that these collaborations will continue to drive increased engagement with our community and put sweetgreen in a rare class of culturally minded companies.

In addition, our restaurants are the face of our brand. We purposefully design our restaurants to become iconic locations within each community we serve. Our guests do not go to just a sweetgreen, they go to their local sweetgreen. As we continue to grow our restaurant footprint and evolve our restaurant formats, one constant will be that we will use our restaurants as strategic foundations to attract new customers and expand the reach of our brand.

Grow Our Digital Users

Maintaining direct relationships with our customers on our digital platform is a key strategic goal for sweetgreen. While we have a significant digital presence relative to our current physical footprint, we believe that there are opportunities to continue to expand our digital customer base, including:

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Continue to provide a superior customer experience through our digital platform.     Ordering through our Owned Digital Channels is both a win for our customers and a win for sweetgreen. For our customers, it enhances convenience and extends our physical presence to meet them where they are. For sweetgreen, it increases customer habituation. As shown in the chart below, during our fiscal year 2019 and prior to the introduction of our Native Delivery Channel, customers that transacted through one of our Owned Digital Channels ordered more than 1.5 times more often than customers that only placed Non-Digital orders through our In-Store Channel and this frequency increased to more than 2.5 times more often for customers that ordered through more than one of our Owned Digital Channels. In addition, the average order value for orders placed through our Owned Digital Channels during our fiscal year 2020 was 20% higher than Non-Digital orders placed through our In-Store Channel.

2019 Order Frequency: Comparing Non-Digital Customers to Customers Who Order On Our Digital Channels1

1

Excludes customers who were not existing sweetgreen customers prior to the relevant quarter of measurement, as well as certain groups that we do not believe reflect the average sweetgreen digital customer, such as sweetgreen employees and aggregate ordering platform accounts, which constitute an immaterial portion of our digital orders.

2	Includes only customers who make purchases through our In-Store Channel via credit card and use the same credit card for purchases in each quarter of measurement.

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Expand our multi-channel approach.     We have the capability to bolt new customer channels onto our digital platform in the future. Previously, our Outpost Channel went from pilot phase in 2018 and rapidly scaled to more than 1,000 locations by March 2020. We believe that we can seamlessly expand into new revenue channels and formats in the future, such as drive-thru, catering, and curbside pickup, in order to meet our customers where they are.

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Offer personalized menu choices and recommendations.     We offer exclusive digital-only menu items and curated “collections” relevant to each customer. As we grow, we intend to invest in new technology that will enable our customers to forge deeper connections with sweetgreen, and we see the opportunity to capitalize on macro trends like personalized nutrition, subscription and health tech integrations.

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Leverage performance marketing.     In order to drive customers from awareness to consideration to conversion, we have invested in robust customer relationship management (“CRM”) capabilities and paid media strategies across search, social media, and search engine optimization, as well as implemented mobile push notifications through our app. We plan to continue investing in our efficiency through enhanced targeting capabilities, beta testing, and machine learning.

Grow Our Menu Offerings

We continuously focus on optimizing and improving our core menu offering, and we also believe our Food Ethos gives us permission to thoughtfully innovate our menu to expand our audience and grow all day-parts.

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Evolve Seasonal Offerings.     Our seasonal menu, which rotates five times per year, provides us the opportunity to increase our customers’ order frequency by featuring fresh ingredients at their peak and to introduce new flavor combinations. In 2020, sales of items from our seasonal menu constituted approximately 20% of our revenue.

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Expand Core Ingredients.     We are constantly improving our existing recipes, ingredients, or sources, but also experimenting with new core items, such as plant-based proteins, new bases, or dressings appealing to our broadening customer base.

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New Menu Categories.     Salads and bowls are just the beginning of our culinary offering. Guided by our Food Ethos and leveraging our supply chain, we believe we can expand into new possible menu categories, such as broths, soups, desserts, breakfast, and beverages to grow our day-parts and basket size.

•	Consumer Packaged Goods. Our brand awareness also allows us the opportunity to expand beyond our core menu categories and into consumer packaged goods, such as dressing, sauces, or packaged produce.

Grow Profitability and Financial Returns

We believe that the above factors will provide an opportunity for growth in our AUVs, which would translate into expansion of our 4-Wall EBITDA Margins. We also believe we have the opportunity to drive further margin expansion by implementing restaurant-level efficiencies to improve the profitability of our sites, including enhanced labor management and store layouts.

To date, we have consciously invested heavily in our operating infrastructure so that we can position ourselves to rapidly scale our business without significantly increasing our general and administrative expenses. As we accelerate our growth in the coming years, we expect that our Adjusted EBITDA Margin will improve.

Risk Factors Summary

Investing in our common stock involves substantial risks. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or to be unable to successfully execute all or part of our strategy. Some of the more significant risks include the following:

•	We operate in a highly competitive industry. If we are not able to compete effectively, it could have an adverse effect on our business, financial condition, and results of operations.

•

Pandemics or disease outbreaks, such as the recent outbreak of COVID-19, have disrupted, and may continue to disrupt, our business, and have adversely affected our operations and results of operations.

•

Changes in economic conditions and the customer behavior trends they drive, including long-term customer behavior trends following the COVID-19 pandemic, which are uncertain, could have an adverse effect on our business, financial condition, and results of operations.

•	Our future growth depends significantly on our ability to open new restaurants and is subject to many unpredictable factors.

•	Our long-term success is highly dependent on our ability to effectively identify and secure appropriate sites for new restaurants.

•	Our expansion into new markets may present increased risks.

•

New restaurants, once opened, may not be profitable, and the increases in Average Unit Volume that we have experienced in the past may not be indicative of future results, and new restaurants may negatively impact sales at our existing restaurants.

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Our success depends substantially on the value of our brand and failure to preserve its value or changes in customer recognition of our brand, including due to negative publicity, could have a negative impact on our business, financial condition, and results of operations.

•	Food safety and foodborne illness concerns could have an adverse effect on our business.

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We have incurred significant losses since inception. We expect our operating expenses to increase significantly in the foreseeable future, as we grow our business, increase our new restaurant openings, and invest into new technology, and we may not achieve profitability.

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Increases in labor costs, labor shortages, and any difficulties in attracting, motivating and retaining well-qualified employees could have an adverse effect on our business, financial condition, and results of operations.

•	Governmental regulation may adversely affect our business, financial condition, and results of operations.

•	Changes in employment laws may increase our labor costs and impact our results of operations.

•	We have been and will likely continue to be party to litigation that could distract management, increase our expenses, or subject us to monetary damages or other remedies.

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If we experience a serious cybersecurity incident, or the confidentiality, integrity, or availability of our information technology, software, services, communications, or data is compromised, our platform may be perceived as not being secure, our reputation may be harmed, demand for our products and services may be reduced, and we may incur significant liabilities.

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We are subject to rapidly changing and increasingly stringent laws, regulations, industry standards, and other obligations relating to privacy, data protection, and data security. The restrictions and costs imposed by these requirements, or our actual or perceived failure to comply with them, could harm our business.

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We may not be able to adequately protect or enforce our rights in our intellectual property, which could harm the value of our brand and have an adverse effect on our business, financial condition, and results of operations.

Channels for Disclosure of Information

Following the closing of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, public conference calls, and public webcasts.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated in October 2009 in Delaware. Our principal executive offices, which we refer to as our sweetgreen Support Center, are located at 3101 W. Exposition Boulevard, Los Angeles, CA 90018, and our telephone number is (323) 990-7040. Our website address is www.sweetgreen.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. The inclusion of our website address in this prospectus is only as an inactive textual reference.

Implications of Being an Emerging Growth Company

We are an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups (“JOBS”) Act. The JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an EGC under the JOBS Act until the earliest of (i) the last day of our first fiscal year following the fifth anniversary of the closing of our initial public offering, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

The Offering

Class A common stock offered by us	shares

Option to purchase additional shares of Class A common stock offered by us	shares

Class A common stock to be outstanding immediately after this offering	shares (or shares, assuming option to purchase additional shares of Class A common stock is exercised in full)

Class B common stock to be outstanding immediately after this offering	shares

Total Class A common stock and Class B common stock to be outstanding immediately after this offering	shares

Use of proceeds

We estimate that our net proceeds from the sale of our Class A common stock that we are offering will be approximately $                million (or approximately $                million if the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full), assuming an initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Voting rights

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. Each share of our Class A common stock is entitled to one vote per share. Each share of our Class B common stock is entitled to              votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect on the completion of this offering. The holders of our outstanding Class B common stock will beneficially own approximately % of our outstanding capital stock and control approximately % of the voting power of our outstanding capital stock and our executive officers, directors and stockholders holding more than 5% of our outstanding shares, together with their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding capital stock and control approximately % of the voting power of our outstanding capital stock. The holders of our outstanding Class B common stock will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Risk factors	You should carefully read the section titled “Risk Factors” and the other information included in this prospectus for a discussion of facts that you should consider before deciding to invest in shares of our Class A common stock.

Proposed trading symbol	“SG”

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and              shares of our Class B common stock outstanding as of June 27, 2021, and excludes:

•

             shares of Class B common stock issuable on the exercise of stock options outstanding as of June 27, 2021 under our Amended and Restated 2009 Equity Incentive Plan (the “2009 Plan”), with a weighted-average exercise price of $            per share;

•

             shares of our Class B common stock issuable on the exercise of stock options outstanding as of June 27, 2021 under our Amended and Restated 2019 Equity Incentive Plan (the “2019 Plan”), with a weighted-average exercise price of $            per share;

•	shares of our Class B common stock issuable on the exercise of stock options issued after June 27, 2021 under our 2019 Plan, with a weighted-average exercise price of $ per share;

•	shares of our Class B common stock issuable on the exercise of warrants to purchase shares of our common stock outstanding as of June 27, 2021;

•	shares of our Class B common stock issuable on the exercise of warrants to purchase shares of our Series F preferred stock outstanding as of June 27, 2021;

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             shares of Class A common stock reserved for future issuance under our 2021 Equity Incentive Plan (the “2021 Plan”), which will become effective in connection with this offering, plus any future increases in the number of shares of Class A common stock reserved for issuance thereunder and any shares underlying outstanding stock awards granted under our 2009 Plan or 2019 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans”; and

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             shares of Class A common stock reserved for issuance under our 2021 Employee Stock Purchase Plan (the “ESPP”), which will become effective in connection with this offering, plus any future increases in the number of shares of Class A common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans.”

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

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the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	the automatic net exercise of warrants to purchase up to shares of our Series J preferred stock outstanding as of June 27, 2021;

•

the automatic conversion of            outstanding shares of preferred stock as of June 27, 2021 into an equivalent number of shares of Class B common stock, which will occur immediately prior to the completion of this offering;

•	no exercise of the outstanding stock options described above; and

•	no exercise of the underwriters’ option to purchase up to an additional shares of Class A common stock from us in this offering.

Summary Consolidated Financial and Other Data

The summary consolidated statements of operations data for the fiscal years ended December 29, 2019 and December 27, 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 28, 2020 and June 27, 2021 and the summary consolidated balance sheet data as of June 27, 2021 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, the unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such financial statements. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical and interim results are not necessarily indicative of the results to be expected for the full year or any other period in the future.

	Fiscal Year Ended			Six Months Ended
	Dec. 27, 2020		Dec. 29, 2019	June 27, 2021	June 28, 2020
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue		$220,615	$274,151	$	$

Restaurant operating costs (exclusive of depreciation and amortization presented separately below):
Food, beverage and packaging		66,154	83,966
Labor and related expenses		83,691	86,547
Occupancy and related expenses		43,775	37,050
Other restaurant operating costs		35,697	22,613

Total restaurant operating costs		229,317	230,176

Operating expenses:
General and administrative		99,142	88,818
Depreciation and amortization		26,851	19,416
Pre-opening costs		4,551	5,405
Impairment of long-lived assets		1,456	-
Loss on disposal of property and equipment		891	409

Total operating expenses		132,891	114,048

Loss from operations		(141,593)	(70,073)
Interest income		(1,018)	(2,724)
Interest expense		404	88
Other expense		245	480

Net loss before income taxes		(141,224)	(67,917)
Income tax provision		-	-

Net loss		$(141,224)	$(67,917)	$	$

Earnings per share:
Net loss per share, basic and diluted(1)		$(8.80)	$(4.50)	$	$

Weighted-average shares used in computing net loss per share, basic and diluted(1)		16,051,960	15,080,984

Pro forma net loss per share, basic and diluted (unaudited)	$			$

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)

(1)

See Notes 1 and 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

	Fiscal Year Ended		Six Months Ended
	Dec. 27, 2020	Dec. 29, 2019	June 27, 2021	June 28, 2020
	(dollar amounts in thousands)
Key Performance Metrics:
Net New Restaurant Openings(1)	15	15
Average Unit Volume(2)	$2,175	$2,955
Same-Store Sales Growth (%)(3)	(26%)	14%
4-Wall EBITDA(4)	$(8,702)	$43,975
4-Wall EBITDA Margin (%)(4)	(4%)	16%
Adjusted EBITDA(4)	$(102,932)	$(40,939)
Adjusted EBITDA Margin (%)(4)	(47%)	(15%)
Total Digital Revenue Percentage(5)	75%	50%
Owned Digital Revenue Percentage(5)	56%	43%

(1)	We define Net New Restaurant Openings as the number of new sweetgreen restaurant openings during a given reporting period, net of any sweetgreen restaurant closures during the same given period.
(2)

We define AUV as the average trailing revenue for the prior four fiscal quarters for all restaurants in the Comparable Restaurant Base. The measure of AUV allows us to assess changes in guest traffic and per transaction patterns at our restaurants. In fiscal year 2020, as a result of material, temporary closures due to the COVID-19 pandemic, 19 restaurants were excluded from our Comparable Restaurant Base.

(3)

Same-Store Sales Growth reflects the percentage change in year-over-year revenue for the relevant fiscal period for all restaurants that have operated for at least 13 full months as of the end of such fiscal period; provided, that for any restaurant that has had a temporary closure during any fiscal period, such fiscal period, as well as the corresponding fiscal period for the prior fiscal year, will be excluded when calculating Same-Store Sales Growth for that restaurant. This measure highlights the performance of existing restaurants, while excluding the impact of new restaurant openings and closures. In fiscal year 2020, as a result of temporary restaurant closures of 56 restaurants due to political and civil disturbances during the second quarter of 2020, one week was excluded from the Same-Store Sales Growth for such restaurants in 2020, as well as the corresponding week in the prior fiscal year.

(4)

4-Wall EBITDA, 4-Wall EBITDA Margin, Adjusted EBITDA, and Adjusted EBITDA Margin are financial measures that are not calculated in accordance with generally accepted accounting principles in the United States (“GAAP”). See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information, including the limitations of such measures, and a reconciliation each of these measures to net income (loss), the most directly comparable financial measure stated in accordance with GAAP.

(5)

Our Total Digital Revenue Percentage is the percentage of our revenue attributed to purchases made through our Total Digital Channels. Our Owned Digital Revenue Percentage is the percentage of our revenue attributed to purchases made through our Owned Digital Channels.

As of June 27, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$	$	$
Working capital(4)
Total assets
Total liabilities
Preferred stock
Total stockholders’ (deficit) equity

(1)

The pro forma consolidated balance sheet data gives effect to (i) the reclassification of our outstanding common stock into Class B common stock, (ii) the automatic conversion of all of our outstanding shares of preferred stock into            shares of Class B common stock in connection with this offering, (iii) the issuance of             shares of Class B common stock, which is the maximum number of shares issuable upon the automatic net exercise of outstanding Series J preferred stock warrants in connection with this offering, and (iv) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect on the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data reflects (i) the items described in footnote (1) above and (ii) our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at an assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our cash and cash equivalents, total assets, working capital and total stockholders’ equity by $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of our cash and cash equivalents, total assets, working capital and total stockholders’ equity by $            million, assuming the assumed initial public offering price of $            per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

(4)

Working capital is defined as current assets less current liabilities. See our consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in shares of our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and prospects could be adversely affected. In this case, the trading price of our Class A common stock could decline and you might lose part or all your investment.

Risks Related to Our Business, Our Brand and Our Industry

We operate in a highly competitive industry. If we are not able to compete effectively, it could have an adverse effect on our business, financial condition, and results of operations.

We face significant competition from restaurants in the fast-casual dining and traditional fast-food segments of the restaurant industry. These segments are highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location, and the ambience and condition of each restaurant. Our competition includes a variety of locally owned restaurants and national and regional chains offering dine-in, carry-out, delivery, and catering services. Many of our competitors have existed longer and have a more established market presence with substantially greater financial, marketing, personnel, and other resources than we do, and as a result, these competitors may be better positioned to succeed in the highly competitive restaurant industry. Among our competitors are a number of multi-unit, multi-market, fast-food, or fast-casual restaurant concepts, some of which are expanding nationally, including companies like Chipotle, McDonalds, Panera Bread, and Shake Shack, as well as other quick service salad and health food concepts.

As we expand into new geographic markets and further develop our digital channels (including our Owned Digital Channels), we will face competition from these restaurants as well as new competitors that strive to compete with our market segments, particularly as many of our competitors have increased their digital presence to better navigate the COVID-19 pandemic, including by enabling delivery and take-out through their digital applications. In particular, we will face increasing competition from delivery kitchens, food aggregators and food delivery marketplaces (such as Doordash, GrubHub, Uber Eats, and others), grocery stores (particularly those that focus on freshly prepared and organic food), and other companies that are enabling the delivery of food to customers, including such delivery marketplaces that own the customer data for sweetgreen orders placed on such marketplaces. Competition from food aggregators and food delivery marketplaces has also increased in recent years, particularly with the significant increase in restaurants that previously focused on dine-in service and have increased their reliance on take-out or delivery during the COVID-19 pandemic, and competition is expected to continue to increase. Any of these competitors may have, among other things, greater operational or financial resources, lower operating costs, better locations, better facilities, better management, better digital technology, increased automation and production efficiency, more effective marketing, and more efficient operations. Additionally, we face the risk that new or existing competitors will copy, and potentially improve upon, our business model, menu options, technology, presentation, or ambience, among other things.

Any inability to successfully compete with the restaurants or other food companies in our markets and other restaurant segments will place downward pressure on our customer traffic and/or pricing and may prevent us from increasing or sustaining our growth rate or revenue and reaching profitability.

Customer tastes, nutritional and dietary trends, methods of ordering, traffic patterns and the type, number, and location of competing restaurants, and ability to timely and effectively deliver food often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. In addition, many of our restaurant competitors offer lower-priced menu options, meal packages, loyalty programs, or offer breakfast, whereas we currently offer only lunch and dinner. Our sales could decline due to changes in popular tastes, “fad” food regimens, and media attention on new restaurants. We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to adapt our menu offerings to trends in eating habits. Because of the ample competition in our industry, if our menu does not continue to innovate and provide premier quality food, we may lose customers as a result of a lack of variety or quality. In addition, both fast-food and fast-casual dining segments have implemented deep discounting strategies to attract customers, while in 2021 we suspended our loyalty program, focused on more targeted promotions, and increased the menu prices of certain items. If we are unable to continue to compete effectively, our traffic, sales, and restaurant contribution could decline, which would have an adverse effect on our business, financial condition, and results of operations.

Pandemics or disease outbreaks, such as the recent outbreak of COVID-19, have disrupted, and may continue to disrupt, our business, and have adversely affected our operations and results of operations.

Pandemics or disease outbreaks such as COVID-19 have made and may make it more difficult to staff our restaurants and could cause a temporary inability to obtain supplies and increase commodity costs. At the beginning of the COVID-19 pandemic, we were initially forced to temporarily close some of our restaurants and for a prolonged period of time shifted to a “to-go” and delivery operating model. We have only recently resumed indoor sit-down dining at most of our locations. Even in those locations where we have resumed sit-down dining, our capacity has frequently been limited by local regulations. We have also had to incur significant additional costs to ensure the setup and maintenance of our restaurants comply with any regulations, which have changed frequently during the COVID-19 pandemic. We cannot predict when these restrictions will be lifted, which will allow our restaurants to return to full occupancy. We have also implemented modified hours or reductions in on-site staff, resulting in cancelled shifts for some of our employees, and in 2020 temporarily furloughed approximately 2,000 of our restaurant employees for up to 90 days. The COVID-19 pandemic may also adversely affect our ability to implement our growth plans, recruit new team members, and cause delays in construction, permitting, or opening of new restaurants, as well as have an adverse impact on our overall ability to successfully execute our plans to enter into new markets. These and any additional changes may adversely affect our business or results of operations in the future, and may impact our liquidity or financial condition, particularly if these changes are in place for a significant amount of time.

In addition, our operations have been further disrupted when employees are suspected of having COVID-19 or other illnesses (or are suspected to have been exposed to or a close contact of someone who has tested positive for COVID-19) since this has required us to quarantine some or all those employees and close and disinfect our impacted restaurant facilities. If a significant percentage of our workforce is unable to work, including because of illness (or suspected COVID-19 exposure) or travel or government restrictions, including mandatory quarantines, in connection with pandemics or disease outbreaks, our operations may be negatively impacted, potentially adversely affecting our business, liquidity, financial condition, or results of operations. Moreover, in addition to the COVID-19-related sick leave that we adopted voluntarily, many jurisdictions, such as New York and California, have required that companies provide mandatory supplemental sick leave for COVID-19-related leave, including to care for a sick family member and to receive (and recover from) a COVID-19 vaccination. In addition, we are required by local and state regulations to report employees who have contracted or been exposed to the virus. Additional regulation or requirements with respect to the compensation of our employees could also have an adverse effect on our business.

Furthermore, such viruses may be transmitted through human contact and airborne delivery, and the risk of contracting viruses could continue to cause customers or employees to avoid gathering in public places, which has had, and could further have, adverse effects on our restaurant customer traffic or the ability to adequately staff restaurants. We have been adversely affected when government authorities have imposed and continue to impose restrictions on public gatherings, human interactions, operations of restaurants or mandatory closures, seek voluntary closures, restrict hours of operations or impose curfews. Even if such measures are not implemented and a virus or other disease does not spread significantly within a specific area, the perceived risk of infection or health risk in such area may adversely affect our business, liquidity, financial condition, and results of operations. Additionally, different jurisdictions have seen varying levels of outbreaks or resurgences in outbreaks, and corresponding differences in government responses, which may make it difficult for us to plan or forecast an appropriate response.

The ability of local and national authorities in containing COVID-19 and limiting the spread of infections will impact our business operations. The U.S. may fail to fully contain COVID-19 or suffer a resurgence in COVID-19, which could have an adverse effect on our business and results of operations.

Changes in economic conditions and the customer behavior trends they drive, including long-term customer behavior trends following the COVID-19 pandemic, which are uncertain, could have an adverse effect on our business, financial condition, and results of operations.

The restaurant industry depends on customer discretionary spending. The United States in general, or the specific markets in which we operate, may suffer from depressed economic activity, recessionary economic cycles, higher fuel or energy costs, low customer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other economic factors that may affect customer discretionary spending. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected. Traffic in our restaurants and the volume of pickup or our Native Delivery, Outpost, and Marketplace Delivery Channels could decline if customers choose to reduce the amount they spend on meals or choose to spend more on food from grocery stores as opposed to our ordering from our restaurants. Negative economic conditions might cause customers to make long-term or permanent changes to their discretionary spending behavior, including as it relates to dining out, picking up, or ordering delivery. For example, our customers may choose to order from us less frequently, purchase meals at a lower-priced competitor such as McDonalds or Chipotle, or order through a delivery marketplace, such as Uber Eats or Doordash, which could have an adverse effect on our business, financial condition, and results of operations. Prolonged negative trends in sales could cause us to, among other things, reduce the number and frequency of new restaurant openings, close restaurants or delay remodeling our existing restaurants, or recognize asset impairment charges.

The COVID-19 pandemic and mitigation measures have also had an adverse impact on global economic conditions, which have had an adverse effect on our business and financial condition. Our sales and results of operations may be affected by uncertain or changing economic and market conditions arising in connection with and in response to the COVID-19 pandemic, including prolonged periods of high unemployment, inflation, deflation, prolonged weak customer demand, a decrease in customer discretionary spending, political instability, prolonged periods of corporate employees working from home or other changes. The significance of the operational and financial impact to us will depend on how long and widespread the disruptions caused by COVID-19, and the corresponding response to contain the virus and treat those affected by it, prove to be.

Further, during the COVID-19 pandemic, our in-restaurant foot traffic has significantly declined, our Outpost Channel has significantly diminished, and our native application delivery and Marketplace Delivery Channels have significantly increased. Post-pandemic long-term customer behavior trends are uncertain for all of our channels. In particular, it is uncertain whether workers will return to offices in urban centers on a consistent basis, and even if they do, whether they will have a more flexible work schedule, which could reduce our revenues at our urban locations. If the shift toward remote work continues even after the COVID-19 pandemic has ended and workers do not return to offices in urban centers, or work from those locations less frequently, our business, financial condition, and results of operations could be adversely affected, even if customers otherwise resume pre-pandemic levels of discretionary spending.

Our future growth depends significantly on our ability to open new restaurants and is subject to many unpredictable factors.

One of the key means of achieving our growth strategy for the foreseeable future will be through opening new restaurants and operating those restaurants on a profitable basis. During both fiscal year 2019 and fiscal year 2020, we had 15 Net New Restaurant Openings, and we plan to open at least 30 domestic, company-owned restaurants in 2021 and to approximately double our current footprint of restaurants over the next three to five years. In the past, we have experienced delays in opening a significant number of our restaurants due to, among other things, construction and permitting delays in new developments. Such delays could happen again in future restaurant openings, especially if the COVID-19 pandemic continues. Delays or failures in opening new restaurants, or in launching new restaurant formats (including walk-up, drive-in, or drive-thru formats), could cost significant company resources (including lost sales and additional labor and marketing costs) and have an adverse effect on our growth strategy and our business, financial condition, and results of operations. As we operate more restaurants, our rate of expansion relative to the size of our restaurant base could decline.

Our long-term success is highly dependent on our ability to effectively identify and secure appropriate sites for new restaurants.

One of our challenges is locating and securing an adequate supply of suitable new restaurant sites, both in new geographic markets and in our existing geographic markets where we may already be located at the most desirable restaurant sites. Competition for those sites is intense, and other restaurant and retail concepts that compete for those sites may have economic models that permit them to bid more aggressively for sites than we can. There is no guarantee that a sufficient number of suitable sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan or meet our economic objectives in new or existing geographic markets. Our ability to identify, secure, and open new restaurant sites also depends on other factors, many of which may be more challenging if the COVID-19 pandemic continues, including:

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identifying and securing an appropriate site and selecting the best restaurant format for that given site and market (including determining whether to test new restaurant formats), which includes maximizing the effectiveness of our multi-channel approach, the size of the site, traffic patterns, local retail and business attractions and infrastructure that will drive high levels of customer traffic and sales, proximity of potential restaurant sites to existing restaurants, and anticipated commercial, residential and infrastructure development near the potential restaurant site, and many of these factors are uncertain as we recover from the COVID-19 pandemic;

•	negotiating leases with acceptable terms;

•	receiving timely delivery of leased premises to us from our landlords and the punctual commencement of our build-out construction activities;

•	obtaining tenant improvement allowances from our landlords;

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analyzing financial conditions affecting developers and potential landlords, such as ability of landlords and developers to receive development financing, the effects of macro-economic conditions, and the credit market, which could lead to these parties delaying or canceling development projects (or renovations of existing projects), in turn reducing the number of appropriate restaurant sites available;

•	managing construction and development costs of new restaurants, particularly in competitive markets;

•	obtaining construction materials and labor at acceptable costs;

•	maintaining qualified real estate and construction resources to source and manage construction of new sites;

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securing required governmental approvals, permits and licenses (including construction, certificates of occupancy and other permits) in a timely manner and responding effectively to any changes in local, state or federal laws and regulations;

•	avoiding the impact of inclement weather, natural disasters and other calamities; and

•	identifying, hiring, and training qualified employees in each local market.

Given the numerous factors involved, we may not be able to successfully identify and secure a sufficient number of attractive restaurant sites in existing, adjacent or new markets, which could have an adverse effect on our business, financial condition, and results of operations. And, for those locations where we are able to secure an attractive restaurant site, our progress in opening new restaurants may occur at an uneven rate. If we do not open new restaurants in the future according to our current plans, the delay could have an adverse effect on our business, financial condition, and results of operations.

Our expansion into new markets may present increased risks.

We have opened and plan to continue opening restaurants in markets where we have little or no operating experience. In particular, our restaurants have historically been heavily concentrated in large urban areas (such as New York City, Los Angeles, Boston, and the Washington, D.C./Maryland/Virginia metropolitan areas), and we do not currently have any restaurants in any markets outside of the United States. Restaurants we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, product, hiring and training, occupancy, or operating costs than restaurants we open in existing markets, thereby affecting our overall profitability. New markets may have competitive conditions, customer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may also need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness and attract new customers. In addition, because we try to locally source as much of our supply chain as practicable, we may have difficulty sourcing our ingredients from local suppliers and distributors that are in close proximity to our new markets and that meet our quality standards and are appropriate for our distribution model and Food Ethos. Because of the local nature of our supply chain, our costs of goods may increase significantly in a new market and supply chain availability may be limited by the climate and the grower network in a specific market. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our vision, passion and culture. We may also incur higher costs from entering new markets if, for example, we assign regional managers to manage comparatively fewer restaurants than in more developed markets, if our local supply chain only supplies ingredients for comparatively fewer restaurants or if we need to comply with new labor and employment regulations in such market. As a result, these new restaurants may be less successful or may not achieve desired growth rates or sales targets as quickly as our existing restaurants across our multiple channels. We may not be able to successfully develop critical market presence for our brand in new geographical markets as we may be unable to find and secure attractive locations, build name recognition or attract new customers. Inability to fully implement, or failure to successfully execute, our plans to enter new markets could have an adverse effect on our business, financial condition, and results of operations. In the event we expand our operations outside of the United States, any such expansion may require partnering with and becoming reliant upon a third party, via a partnership, joint venture or other contractual relationship.

New restaurants, once opened, may not be profitable, and the increases in Average Unit Volume that we have experienced in the past may not be indicative of future results, and new restaurants may negatively impact sales at our existing restaurants.

If our new restaurants do not perform as planned, our business and future prospects could be harmed. In addition, an inability of our new restaurants to achieve our expected Average Unit Volumes would have an adverse effect on our business, financial condition, and results of operations. We may find that our restaurant concept has limited appeal in new markets, or we may experience a decline in the popularity of our restaurant concept in the markets in which we already operate. Newly opened restaurants in our current markets or our future markets may not be successful, or, our system-wide Average Unit Volume may not increase at historical rates, which could have an adverse effect on our business, financial condition, and results of operations.

Further, the customer target area of our restaurants varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics, and geography. The opening of a new restaurant in or near markets in which we already have restaurants could adversely impact sales at existing restaurants, particularly in markets where we have a highly concentrated number of restaurants, such as New York City, Los Angeles, Boston, and the Washington, D.C./Maryland/Virginia metropolitan area. Existing restaurants could also make it more difficult to build our customer base for a new restaurant in the same market. When we open new restaurants we do not believe that such new restaurants will adversely affect sales at our existing restaurants, but we may selectively open new restaurants in and around areas of existing restaurants that are operating at or near capacity to effectively serve our customers. Sales cannibalization among our restaurants may become significant in the future as we continue to expand our operations and could affect our sales growth, in particular if the delivery radius of an existing restaurant overlaps with that of a new restaurant, which could, in turn, adversely affect our business, financial condition, and results of operations.

Additionally, our restaurants and locations must be able to support growth of not only our In-Store and Pick-Up Channels, but also orders through our Native Delivery, Outpost, and Marketplace Delivery Channels. While we attempt to select our locations to maximize all of our channels, we may not be effective in doing so (particularly as a result of the change in customer behavior as a result of the COVID-19 pandemic), which could lead certain restaurants to be under capacity and other restaurants to be at, or over, capacity. We may also prioritize the development of hybrid restaurants that have larger capacity for supporting our Native Delivery, Outpost, and Marketplace Delivery Channels or the development of new restaurant formats, such as walk-up, drive-in, or drive-thru formats. We do not have significant experience in operating such hybrid locations or such new restaurant formats, and we may not be able to operate them as efficiently as we operate our restaurants.

Our success depends substantially on the value of our brand and failure to preserve its value or changes in customer recognition of our brand, including due to negative publicity, could have a negative impact on our business, financial condition, and results of operations.

We believe we have built an excellent reputation for the quality of our products, our focus on connecting people with real food, delivery of a consistently positive customer experience, and our social impact programs. To be successful in the future, we believe we must preserve, grow, and leverage the value of our brand across all channels. Brand value is based in part on customer perceptions on a variety of subjective qualities. Business incidents, whether isolated or recurring and whether originating from us or our business partners, from any of our third-party spokespersons that represent the brand, or even from unrelated food services businesses, if customers associate those businesses with our own operations, that erode customer trust can significantly reduce brand value, potentially trigger boycotts of our restaurants or result in civil or criminal liability and can have a negative impact on our financial results. Such incidents include actual or perceived breaches of data privacy, claims by current or former employees, particularly claims of discrimination or harassment, contaminated or unsafe food, including allergens, product recalls, store employees or other food handlers infected with communicable diseases, including COVID-19, failure to follow proper safety protocols, customer complaints, or other potential incidents discussed in this risk factors section. The impact of such incidents may be exacerbated if they receive considerable publicity, including rapidly through social or digital media (including for malicious reasons), or result in litigation. Customer demand for our products and our reputation could diminish significantly if we, our employees, delivery partners, or other business partners fail to preserve the quality of our products, act or are perceived to act in an unethical, illegal, racially biased, unequal, or socially irresponsible manner, including with respect to the sourcing, content, or sale of our products, service and treatment of customers at our restaurants, or the use of customer data for general or direct marketing or other purposes. Additionally, if we fail to comply with laws and regulations, publicly take controversial positions or actions, or fail to deliver a consistently positive customer experience in each of our markets, including by failing to invest in the right balance of wages and benefits to attract and retain employees that represent the brand well, our brand value may be diminished, which could have an adverse effect on our business, financial condition, and results of operations.

In addition, our future results depend on various factors, including local market acceptance of our restaurants and customer recognition of the quality of our food and operations. Although we have received national and regional recognition for the high quality of our food and operations, we cannot guarantee that we will continue to receive similar recognition in future periods. Failure to receive continued national and regional recognition may impact customer recognition of our brand, which could have an adverse effect on our business, financial condition, and results of operations.

Food safety and foodborne illness concerns could have an adverse effect on our business.

We cannot guarantee that our internal procedures and training will be fully effective in preventing all food safety issues at our restaurants, including any occurrences of foodborne illnesses such as salmonella, Cyclospora, E. coli, and hepatitis A. Moreover, our internal team may fail to report unsafe or unsanitary conditions in accordance with our internal procedures. The ingredients we handle in our restaurants (such as leafy greens and raw chicken) are among the highest risk foods when it comes to food safety and foodborne illness. In addition, we freshly prepare many of our menu items at our restaurants, which may put us at even greater risk for foodborne illness and food contamination outbreaks than some of our competitors who use processed foods or commissaries to prepare their food. The risk of foodborne illness may also increase whenever our menu items are served outside of our control, including orders through our Pick-Up, Native Delivery, Outpost, and Marketplace Delivery Channels, particularly if such food is not delivered or consumed within the 30-minute period that we recommend to our customers. In the event of a potential food safety incident, the protocols and procedures that we have in place to respond to such an incident may not be sufficient and any disruption to these protocols and procedures could also adversely impact the safety of our customers and our reputation.

Additionally, we rely on third-party distributors, making it difficult to monitor food safety compliance and increasing the risk that foodborne illness would affect multiple locations rather than a single restaurant. Some foodborne illness incidents could be caused by third-party distributors, suppliers, or transporters outside of our control (who may provide substitute products, which may not be of equal quality and may cause tracing issues), but we may not have appropriate contractual recourse against such third parties, and any insurance maintained by our distributors and/or suppliers may not be sufficient to cover the cost of a potential claim. For example, in February 2019, we received reports that a number of our customers in the New York City area were made sick by blue cheese provided to us by our local cheese supplier, and we had difficulty tracing which restaurants in New York City received the spoiled blue cheese and which restaurants received a substitute product.

New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, both of which could give rise to claims or allegations on a retroactive basis. One or more instances of foodborne illness in any of our restaurants or markets or related to food products we sell could negatively affect our restaurant revenue nationwide if highly publicized on national media outlets or through social media and could also have a negative impact on our brand, which could be incredibly difficult to restore. This risk exists even if it were later determined that the illness was wrongly attributed to us or one of our restaurants. A number of other restaurant chains have experienced incidents related to foodborne illnesses that have had an adverse effect on their brand and operations. In addition, our business may be adversely affected by recalls of products in cases where foodborne illnesses have been detected elsewhere. For example, in November 2019, we undertook voluntary recalls of romaine lettuce following notifications by the Center for Disease Control regarding possible links of E. coli infection to romaine lettuce produced in a certain region in the United States. The occurrence of a similar incident at one or more of our restaurants, or negative publicity or public speculation about an incident, even if such publicity or speculation were to prove unfounded, could have an adverse effect on our business, financial condition, and results of operations.

Further, in August 2019, we received significant negative publicity because, at the time, our molded fiber bowls contained per- and polyfluoroalkyl substances (“PFAS”), which are chemicals associated with certain adverse health effects in humans, even though such substances are approved for use by the U.S. Food and Drug Administration. In addition, products containing PFAS may not be 100% compostable as required pursuant to BPI compostability certification beginning on January 1, 2020. Although we have spent significant management time and resources transitioning to alternative bowls that do not contain PFAS, which are now present in all of our locations, these alternatives could present other health or food safety risks. The inability to continue to source alternative bowls, or any negative publicity or public speculation around such prior incident or similar future incidents, could have an adverse effect on our business, financial condition, and results of operations.

We have incurred significant losses since inception. We expect our operating expenses to increase significantly in the foreseeable future, as we grow our business, increase our new restaurant openings, and invest into new technology, and we may not achieve profitability.

We have incurred significant losses since inception, and we anticipate that our operating expenses and capital expenditures will increase substantially in the foreseeable future, in particular, as we continue to: open new restaurants within existing and new markets; launch new restaurant formats; offer promotions; invest in our multiple product channels, including our Owned Digital Channels, and our Marketplace Delivery Channel, and other corporate infrastructure at our sweetgreen Support Center; expand marketing channels and operations; hire additional employees and increase other general and administrative costs; add new products and offerings; and develop or enhance our technologies to help grow our business, including any investments to automate portions of our ingredient preparation and menu item assembly as well as investments to improve our smartphone application. Additionally, our restaurants require costly ongoing maintenance and renovations, and we may need to temporarily close our restaurants while we perform maintenance and renovations, which could further affect our results of operations. As a result, our net losses may increase while we continue our planned expansion. We will need to generate and sustain increased revenue levels and decrease proportionate expenses in future periods to achieve profitability in many of our largest markets, and even if we do, we may not be able to maintain or increase profitability. These efforts may prove more expensive than we anticipate, and we may not succeed in increasing our revenue sufficiently to offset expenses. Many of our efforts to generate revenue, particularly our investment in our Native Delivery, Outpost, and Marketplace Delivery Channels are new and unproven, and any failure to adequately increase revenue or contain the related costs of these channels could prevent us from attaining or increasing profitability, particularly if these channels are not as successful as we forecast. For example, orders through our Native Delivery, Outpost, and Marketplace Delivery Channels are susceptible to delivery delays, or orders being cancelled by couriers, which are largely as a result of our reliance on third-party fulfillment services (for example, Uber Eats is currently our exclusive delivery partner for our Native Delivery Channel) and are outside of our control. Additionally, our Native Delivery, Outpost, and Marketplace Delivery Channels historically have had lower margins than our In-Store and Pick-Up Channels. If we are unable to operate our Native Delivery, Outpost, and Marketplace Delivery Channels effectively and achieve scale, or if these lower margin channels increase as a total percent of company sales relative to higher margin ordering channels, we may not be able to achieve profitability in the near term or at all.

If we are not able to hire, train, reward, and retain a qualified workforce and/or if we are not able to appropriately optimize our workforce or effectively manage our growth in our restaurants, our growth plan and profitability could be adversely affected.

We rely on our restaurant-level employees to consistently provide high-quality food and positive experiences to our customers, which we refer to as the “sweet touch.” In addition, our ability to continue to open new restaurants depends on our ability to recruit, train and retain high-quality restaurant team members to manage, lead and work in our restaurants. Maintaining appropriate staffing in our existing restaurants and hiring and training staff for our new restaurants requires precise workforce planning, which has become more complex due to laws related to wage and hour violations or predictive scheduling (“fair workweek”) in many of our markets and New York City’s “just cause” termination legislation applicable to our industry, which goes into effect in July 2021. Additionally, our restaurant-level employee turnover (including the turnover of our restaurant leadership) has historically been higher than industry average, which we believe is caused by a number of factors, including that our restaurants tend to be very busy during peak lunch and dinner hours, that our restaurant employees perform a significant amount of prep work in our restaurants, and our multi-channel approach. If we fail to appropriately plan our workforce and/or fail to reduce our turnover at our restaurants, it could adversely impact guest satisfaction, operational efficiency, and restaurant profitability.

Moreover, to optimize our organizational structure, including in response to the COVID-19 pandemic and its impact on our business, we have previously implemented reductions in workforce at our sweetgreen Support Center and may in the future implement other reductions in workforce or restructurings. Any reduction in workforce or restructuring may yield unintended consequences and costs, such as attrition beyond the intended reduction in workforce, delay in development of critical technology or business optimization programs due to gaps in knowledge transfer and new employee ramp up time, the distraction of employees, and reduced employee morale, and could adversely affect our reputation as an employer, which could make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits from the reduction in workforce. The COVID-19 pandemic has also resulted in aggressive competition for talent, wage inflation, and pressure to improve benefits and workplace conditions to remain competitive, both in our restaurants and in our sweetgreen Support Center. Our failure to recruit and retain new restaurant team members or corporate employees in a timely manner or experiencing higher employee turnover levels in either our restaurants or sweetgreen Support Center could affect our ability to open new restaurants and grow sales at existing restaurants, and we may experience higher than projected labor costs. In addition, if we fail to adequately monitor and proactively respond to employee dissatisfaction or complaints, it could lead to poor employee satisfaction, higher turnover, litigation, and unionization efforts.

If we are unable to introduce new or upgraded products, menu items, services, channels, or features that our customers recognize as valuable, we may fail to attract additional customers to use and continue using our mobile and website ordering platforms. Our efforts to develop new and upgraded products, menu items, services, channels, and features on our smartphone and website ordering platforms could require us to incur significant costs.

To continue to attract and retain digital customers, we will need to continue to invest in the development of new products, menu items, services, channels, and features that add value for customers, and that differentiate us from our competitors. For example, in 2021, we launched our native application delivery in our Android smartphone application; in 2020, we launched our native application delivery in our iOS smartphone application and through website ordering; and in 2018, we launched our Outpost Channel whereby we deliver salads in bulk to commercial or other locations with no delivery fee. We also frequently launch seasonal and exclusive bowls and menu collections throughout the year to attract and retain customers. The success of such new products, menu items, services, channels, and features depend on several factors, including the timely completion, introduction and market acceptance of such products, menu items, services, channels, or features. If our customers do not recognize the value of our new products, menu items, services, channels or features, they may choose not to use our online and mobile ordering platforms, which could have an adverse effect on our business, financial condition, and results of operations.

Developing and delivering these new or upgraded products, menu items, services, channels, or features may increase our expenses, as this process is costly and we may experience difficulties in developing and delivering these new or upgraded products, menu items, services, channels, or features, which may prevent us from achieving or maintaining profitability. Moreover, any such new or upgraded products, menu items, services, channels, or features may not work as intended, provide the intended level of functionality or provide intended value to our customers. Efforts to enhance and improve the ease of use, responsiveness, functionality and features of our existing websites and applications have inherent risks, and we may not be able to manage these product developments and enhancements successfully. If we are unable to continue to develop new or upgraded products, menu items, services, channels, or features, our customers may choose not to order through our online and mobile platforms in favor of other restaurants or delivery marketplaces, which could have an adverse effect on our business, financial condition, and results operations. Our competitors, including certain large quick service restaurants chains or delivery marketplaces, may have larger or more experienced engineering teams as well as more resources to dedicate to developing or upgrading digital ordering platforms via third-party engineering partners, which may make such competitors’ products or services more attractive to customers.

We may choose to license or otherwise integrate applications, content and data from third parties into our online and mobile ordering platforms. The introduction of these improvements imposes costs on our business, requires the use of our resources, and makes us reliant on third parties who may have different objectives than we do. For example, certain third-party software integrated into our applications may not prioritize features that we otherwise view as critical to improving our overall technology. We may be unable to continue to access these technologies and content on commercially reasonable terms, or at all.

Changes in food and supply costs or failure to receive frequent deliveries of food ingredients and other supplies could have an adverse effect on our business, financial condition, and results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs, and our ability to maintain our menu depends in part on our ability to acquire ingredients that meet our specifications from our suppliers. Shortages or interruptions in the availability of certain supplies caused by unanticipated demand, our inability to accurately forecast our supply needs, problems in production or distribution (including any imbalances and freight supply and demand), food contamination, inclement weather, the COVID-19 pandemic, or other conditions could adversely affect the availability and cost of food and supplies or the quality of our ingredients (including requiring distributors to provide substitute products, which may not be of equal quality), which could harm our operations and expose us to risk. We have a localized set of suppliers, and typically rely on a single regional distributor for each of our fresh food products and another single regional distributor for dry goods in each geographical market where we operate, which may make our supply chain inherently more difficult to manage than if we partnered with national distributors, which is the approach of many of our competitors. In addition, we partner with small and medium-sized farmers that have lower inventory levels and experience supply disruptions that place our business at risk. This may further limit our ability to grow and scale, and in some situations serve our customers on a daily basis. Additionally, our farmers may not maintain food safety certifications, which may increase our risk in the event of a food safety incident.

Any increase in the prices, or lack of availability, of the food products most critical to our menu due to natural forces like weather or climate change, due to companies offering more competitive terms to our local farmers, inflation or other reasons could have an adverse effect on our business, financial condition, and results of operations. The markets for some of the ingredients we use, such as avocado, are particularly volatile due to factors such as limited supply sources, crop yield, seasonal shifts, climate conditions, industry demand, including as a result of food safety concerns, product recalls and government regulation. Material increases in the prices of the ingredients most critical to our menu could adversely affect our business, financial condition, and results of operations or cause us to consider changes to our product delivery strategy and adjustments to our menu pricing.

Our ability to maintain consistent price and quality throughout our restaurants depends in part upon our ability to acquire specified food products and supplies in sufficient quantities from our suppliers and distributors at a reasonable cost. Because of the way our supply chain is structured, finding a substitute product that meets our culinary requirements in any one geographical market where we operate, particularly with respect to our fresh food products, may be difficult. We do not control the businesses of our suppliers or distributors, and our efforts to specify and monitor the standards under which they perform may not be successful.

If any of our distributors or suppliers performs inadequately or is unable to grow and scale with our business, or our distribution or supply relationships are disrupted for any reason, there could be an adverse effect on our business, financial condition, and results of operations. Currently, we typically have shorter-term contracts ranging from one to three years for the purchase or distribution of most of our food products and supplies. As a result, we may not be able to anticipate or react to changing food or supply costs by adjusting our purchasing practices or menu prices, which could cause our results of operations to deteriorate. In the event of a dispute with a distributor or supplier, we may not have adequate contractual recourse, and any insurance maintained by our distributors and/or suppliers may not be sufficient to cover the cost of a potential claim. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants such as packaging or paper products, which could cause a restaurant to remove items from its menu. If that were to happen, affected restaurants could experience significant reductions in sales during the shortage or thereafter, if customers change their dining habits as a result. In addition, we may choose not to, or may be unable to, pass along commodity price increases to customers. These potential changes in food and supply costs could have an adverse effect on our business, financial condition, and results of operations.

Furthermore, certain food items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our restaurants. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, including if we do not accurately forecast our needs (which has been historically challenging when there have been events outside of our control, such as the COVID-19 pandemic), or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies or, alternatively, receive lower-quality substituted products, which would have an adverse effect on our business, financial condition, and results of operations. Additionally, unanticipated store closures may result in our donation of an excess supply of perishable products, which may also have an adverse effect on our financial condition. As we expand into new markets, because of the local nature of our supply chain, we may be unable to find vendors to meet our supply specifications or service needs as we expand. We could likewise encounter supply shortages and incur higher costs to secure adequate supplies, which would have an adverse effect on our business, financial condition, and results of operations. There can be no assurance that we will be able to identify or negotiate additional or alternative sources on terms that are commercially reasonable to us, if at all. If our suppliers or distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative sources, we could encounter supply shortages and incur higher costs, each of which could have an adverse impact on our results of operations. Similarly, if we are unable to accurately forecast demand, we may end up with overages of custom and/or perishable products, which may result in food waste and in us paying suppliers or farmers for products that we do not end up using.

Our reliance on third parties could have an adverse effect on our business, financial condition, and results of operations.

We use various third-party vendors to provide, support and maintain most of our management information systems and technology, including key elements of our applications, and we also outsource certain accounting, payroll and human resource functions to business process service providers. We also use third-party vendors for delivery and customer account management. The failure of any of these vendors to fulfill their obligations could disrupt our operations. For example, we rely on Uber Eats as our exclusive third-party delivery partner to power our Native Delivery Channel. If Uber Eats or any future third-party delivery partner fails to fulfill its obligations or delivers unsatisfactory delivery service, for instance, by delivering orders late, by not having sufficient couriers to fulfill our orders, or by having a system outage, we will not be able to provide the proper delivery services to our customers through our native application, which could lead to customer dissatisfaction. Additionally, we rely on LevelUp for account management for customers who have signed up on our smartphone application, including processing payments through our smartphone application. If LevelUp or any future third-party payment processing or account management partner, experiences any significant downtime, is unable to provide certain of its services or has a data security incident, it could have an adverse effect on our business, financial condition, and results of operations. Additionally, any changes we may make to the services we obtain from our vendors, or from any new vendors we employ, may disrupt our operations. These disruptions could have an adverse effect on our business, financial condition, and results of operations.

Additionally, we, our advertisers and our partners are subject to or affected by the technical requirements, terms of service, and policies of the third-party operating system platforms and application stores on which our mobile application depends, including those operated by Apple and

Google. The operators of these platforms and application stores have broad discretion to impose technical requirements and change or interpret their policies in a manner unfavorable to us and our partners, such as by imposing fees associated with access to their platforms, restricting how we collect, use, and share data, and limiting our ability to track users. For example, Apple recently announced restrictions that could adversely affect our advertising and marketing strategies, by requiring iOS mobile applications to obtain a user’s opt-in consent to track them for advertising purposes. If we do not comply with the requirements, terms, or policies of the platforms and application stores where we offer our mobile application, we could lose access to users and our business would be harmed.

Failure to manage our growth effectively could harm our business and results of operations.

Our growth plan includes opening a number of new restaurants, investing in a significant amount of technology to make our operations more efficient, and growing headcount at our sweetgreen Support Center to support our growth. Our existing restaurant management systems and other technology, financial and management controls, leadership team and information systems may be inadequate to support our planned expansion and investments, which may negatively impact the quality of service provided to our customers. In connection with the audit of our consolidated financial statements as of and for the years ended December 29, 2019 and December 27, 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting related to a lack of access security, insufficient system change controls and inadequate third-party oversight related to our accounting and financial reporting systems. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain managers and team members. We may not respond quickly enough to the changing demands that our expansion will impose on our management, restaurant teams and existing infrastructure, which could harm our customer experience, and in turn, our business, financial condition, and results of operations.

We may not persuade customers of the benefits of paying our prices for higher-quality food.

Our success depends in large part on our ability to persuade customers that food made with higher-quality, locally sourced ingredients is worth the prices they will pay at our restaurants relative to prices offered by some of our competitors. We may not successfully educate customers about the quality of our food, and customers may not care even if they do understand our approach. That could require us to change our pricing, advertising or promotional strategies, which could adversely affect our business, financial condition, and results of operations or the brand identity that we have tried to create. We increased our pricing in 2021 and may increase prices further in the future due to the increased costs of labor or ingredients or other factors, which could negatively affect the loyalty of our existing customers and cause them to reduce their spending with us. If customers are not persuaded that we offer a good value for their money, we may not be able to grow or maintain our customer base, which would have an adverse effect on our business, financial condition, and results of operations.

Changes in commodity and other operating costs, particularly due to climate change, could adversely affect our results of operations.

The profitability of our restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supplies, fuel, utilities and distribution, and other operating costs. Additionally, the commodity markets, including markets for key produce items, such as kale and avocado, will likely continue to increase over time if global warming trends continue and may also become volatile due to climate change and climate conditions, all of which are beyond our control and, in many instances, extreme and unpredictable (such as more frequent and/or severe fires and hurricanes). We can only partially address future price risk due to climate change through hedging and other activities, and therefore increases in commodity costs, particularly due to climate change, could have an adverse impact on our ability to achieve or maintain profitability. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate revenue growth in an amount sufficient to offset inflationary or other cost pressures.

The profitability of our restaurants is also adversely affected by increases in the price of utilities, such as natural gas, electric and water, whether as a result of inflation, shortages or interruptions in supply, or otherwise. Our ability to respond to increased costs by increasing prices or by implementing alternative processes or products will depend on our ability to anticipate and react to such increases and other more general economic and demographic conditions, as well as the responses of our competitors and guests. All of these things may be difficult to predict and beyond our control. In this manner, increased costs could adversely affect our results of operations.

We depend on our senior management team and other key employees, and the loss of one or more key personnel or an inability to attract, hire, integrate and retain highly skilled personnel could have an adverse effect on our business, financial condition, and results of operations.

Our success depends largely upon the continued services of our key executives, including our co-founders, Jonathan Neman, Nathaniel Ru, and Nicolas Jammet, and, to date, we have not implemented a robust or defined succession plan in the event of any key executive departures. We also rely on our leadership team in setting our strategic direction and culture, operating our business, identifying, recruiting and training key personnel, identifying expansion opportunities, arranging necessary financing and general and administrative functions.

We have had significant changes in our senior management over the last three years, and, from time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of one or more of our executive officers, in particular our founders, or other key employees could seriously harm our ability to successfully implement our business strategy and could impede the achievement of our growth objectives, including with respect to scaling the number of our restaurants and expansion into new markets and restaurant formats and our supply-chain management system, improving our operations and advancing technological developments of our website and mobile application, which would have an adverse effect on our business. The replacement of one or more of our executive officers or other key employees would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

To continue to execute our growth strategy, we also must identify, hire, and retain highly skilled personnel. In particular, in connection with increasing our store count as well as our expansion into new revenue channels and new restaurant formats that rely on online ordering platforms and focus on the digital customer, such as our Native Delivery, Outpost, and Marketplace Delivery Channels, we must identify, hire and retain highly skilled software engineers, the hiring of which is competitive, and for which we may not be successful. In addition, we undertook two separate reductions in force at our sweetgreen Support Center in March 2020 and October 2020, both of which impacted many departments, including our engineering and digital growth teams, and we may take similar actions in the future. Failure to retain or identify, hire, and motivate necessary key personnel could have an adverse effect on our business, financial condition, and results of operations.

Failure to maintain our corporate culture could have an adverse effect on our business, financial condition, and results of operations.

We believe that a critical component of our success has been our corporate culture and the internal advancement of our corporate values. We have invested substantial time and resources in building our team, both at our sweetgreen Support Center and within our restaurants. In the future, we may find it difficult to maintain the innovation, teamwork, passion, and focus on execution that we believe are important aspects of our corporate culture. For example, recent reductions in force at our sweetgreen Support Center and the general impact of the COVID-19 pandemic on our company morale, including our more flexible work-from-home policy as our corporate employees return to our office, have negatively impacted and may continue to negatively impact our corporate culture. As we have grown and increased our focus on simplifying our operations at scale and targeting the digital customer, we have also hired leaders from a variety of different backgrounds and experiences and have historically had a significant amount of management turnover. We have also been challenged in maintaining a cohesive and positive corporate culture between our employees in our restaurants and our sweetgreen Support Center. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. If we cannot maintain our corporate culture as we grow, it could have an adverse effect on our business, financial condition, and results of operations.

Our marketing strategies and channels will evolve and our programs may or may not be successful.

We incur significant costs and expend other resources in our marketing efforts to attract and retain customers. Our strategy includes public relations, digital and social media, targeted promotions (including free delivery), and in-store messaging, which require less marketing spend as compared to traditional marketing programs. As the number of restaurants increases, as our Native Delivery, Outpost, and Marketplace Delivery Channels expand and as we grow into new markets, we expect to increase our investment in advertising and consider additional promotional activities. Accordingly, in the future, we will incur greater marketing expenditures, resulting in greater financial risk and a greater impact on our company. Further, changes in customers’ expectations of privacy and limits to our ability to track users of our mobile application for advertising purposes, such as resulting from Apple’s requirement for iOS mobile applications to obtain a user’s opt-in consent before tracking them for advertising purposes, could decrease the effectiveness of our current marketing strategies and increase our marketing costs, as we may not be able to efficiently use targeted advertisements and may need to increase our marketing expenditures to maintain our current level of customer acquisition. We rely heavily on social media for many of our marketing efforts. If customer sentiment towards social media changes or a new medium of communication becomes more mainstream, we may be required to fundamentally change our current marketing strategies which could require us to incur significantly more costs. Some of our marketing initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors, including certain large quick service restaurants chains, have greater financial resources, which enable them to spend significantly more on marketing and advertising than we are able to at this time, with a particular focus on digital customers as well as sustainability. These competitors may include delivery marketplaces that our customers utilize instead of our Native Delivery Channel. Many factors, including operating costs, constraints, or changes and our current and future competitors’ pricing and marketing strategies, could significantly affect our pricing strategies. In 2021, we suspended our loyalty program, instead focusing on more targeted promotions, and modified our existing pricing, but these actions may not ultimately be successful in attracting and retaining customers. Further, our customers’ price sensitivity may vary by geographic location, and as we expand, our marketing strategies or pricing methodologies may not enable us to compete effectively in these locations. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, if our marketing strategies or pricing methodologies change, or should our marketing strategies or pricing methodologies be less effective than those of our competitors, it could result in an adverse effect on our business, financial condition, and results of operations.

New information or attitudes regarding diet and health could result in changes in regulations and customer consumption habits, which could have an adverse effect on our business, financial condition, and results of operations.

Regulations and customer eating habits may change as a result of new information or attitudes regarding diet and health. For example, a growing number of people are consuming plant-based meat substitutes, which we currently do not offer on our menu. Such changes may include responses to scientific studies on the health effects of particular food items or federal, state, and local regulations that impact the ingredients and nutritional content of the food and beverages we offer. The success of our restaurant operations is dependent, in part, upon our ability to effectively respond to changes in any customer attitudes or health regulations and our ability to adapt our menu offerings to trends in food consumption, especially fast-moving trends. If customer health regulations or customer eating habits change significantly, we may choose or be required to modify or delete certain menu items, which may adversely affect the attractiveness of our restaurants to new or returning customers. Changes in customer eating habits can occur rapidly, often in response to published research or study information, which puts additional pressure on us to adapt quickly. To the extent we are unwilling or unable to respond with appropriate changes to our menu offerings in an efficient manner, it could adversely affect customer demand and have an adverse impact on our business, financial condition, and results of operations.

Government regulation and customer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the adverse health effects of consuming certain menu offerings. These changes have resulted in, and may continue to result in, laws and regulations requiring us to disclose the nutritional content of our food offerings, and they have resulted, and may continue to result in, laws and regulations affecting permissible ingredients and menu offerings. A number of counties, cities and states, including California, have enacted menu labeling laws requiring multi-unit restaurant operators to disclose to customers certain nutritional information, or have enacted legislation restricting the use of certain types of ingredients in restaurants, which laws may be different or inconsistent with requirements under the Patient Protection and Affordable Care Act of 2010 (the “PPACA”), which establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the PPACA requires chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. These labeling laws may also change customer consumption habits in a way that adversely impacts our sales. Additionally, an unfavorable report on, or reaction to, our menu ingredients, the size of our portions, or the nutritional content of our menu items could negatively influence the demand for our menu offerings and adversely affect our business, financial condition, and results of operations.

We may not be able to effectively respond to changes in customer health perceptions, comply with further nutrient content disclosure requirements or adapt our menu offerings to trends in eating habits, which could have an adverse effect on our business, financial condition, and results of operations.

Our focus on environmental sustainability and social initiatives may increase our costs, and our inability to meet our sustainability goals could harm our reputation and adversely impact our financial results.

There has been increasing public focus by investors, environmental activists, the media, and governmental and nongovernmental organizations on a variety of environmental, social, and other sustainability matters. With respect to the restaurant industry, concerns have been expressed regarding energy management, water management, food and packaging waste management, food safety, nutritional content, labor practices, and supply chain and management food sourcing. Through our mission, we have committed to supporting small and mid-size growers who are farming sustainably, to creating transparency around what’s in our food and where it came from, and to creating more accessibility to healthy, real food for more people. In connection therewith, we have announced our commitment to become carbon neutral, which involves reducing our carbon footprint by 50% and meaningfully offsetting where reduction is not yet possible, by 2027. Achieving this commitment could be costly to implement, and we may not be successful. If we are not effective in addressing environmental, social and other sustainability matters affecting our industry, setting and meeting relevant sustainability goals, or fulfilling our mission or sustainability plans, our brand image may suffer. For example, over the last two years we spent significant management time and resources sourcing alternative bowls that did not contain PFAS. We may experience increased costs in order to execute upon our sustainability goals and measure achievement of those goals, which could have an adverse impact on our business and financial condition.

We will require additional capital to support business growth, and this capital might not be available on reasonable terms or at all.

We intend to continue to make significant investments to support our business growth, including with respect to investments in expansion of our restaurant footprint and our multiple distribution channels, the introduction of new store formats and technology to enhance our operating efficiency, each of which might require additional funds to respond to business challenges or opportunities. For example, we may need to open additional restaurants, develop new products and menu items or enhance our products and menu items, and enhance our operating infrastructure. In particular, if our operating losses continue as a result of a slower-than-anticipated recovery from the COVID-19 pandemic, we may need to raise additional capital sooner than anticipated. Accordingly, we might need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. In addition, we might not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

We operate our restaurants in leased properties subject to long-term, non-cancelable leases. If we are unable to secure new leases on favorable terms, terminate unfavorable leases, or renew or extend favorable leases, our profitability may suffer.

We operate our restaurants in leased facilities. Payments under our restaurant leases account for a significant portion of our operating expenses, and we expect the new restaurants we open in the future will also be leased. It is becoming increasingly challenging to locate and secure favorable lease facilities for new restaurants as competition for restaurant sites in our target markets is intense. Development and leasing costs are increasing, particularly for urban locations. These factors could negatively impact our ability to manage our occupancy costs, which may adversely impact our profitability. In addition, any of these factors may be exacerbated by economic factors, which may result in an increased demand for developers and contractors that could drive up our construction and leasing costs. Also, as we open and operate more restaurants, our rate of expansion relative to the size of our existing restaurant base will decline, making it increasingly difficult to achieve levels of sales and profitability growth that we achieved in prior years.

We are obligated under long-term, non-cancelable leases for almost all of our restaurants and our sweetgreen Support Center. Our restaurant leases generally require us to pay a proportionate share of real estate taxes, insurance, common area maintenance charges and other operating costs. Certain of our restaurant leases also provide for contingent rental payments based on sales thresholds. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. While we have negotiated certain rent abatements with some of our landlords as a result of the COVID-19 pandemic, if an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease (or negotiate a buyout with the landlord) including, among other things, paying the base rent for the balance of the lease term. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to pay increased occupancy costs or to close restaurants in desirable locations. These potential increased occupancy costs and closed restaurants could have an adverse effect on our business, financial condition, and results of operations. Furthermore, if we are unable to renew existing leases in key metropolitan areas where we operate or such leases are terminated, any inability to operate in such metropolitan area, as well as the publicity concerning any such termination or non-renewal, could adversely affect our business, financial condition, and results of operations.

A significant portion of our restaurants are located in large urban areas, and if our operations in these geographies are negatively affected, our financial results and future prospects would be adversely affected.

A significant portion of our restaurants are located in densely populated urban locations, such as midtown New York City, Los Angeles, Boston, and the Washington, D.C./Maryland/Virginia metropolitan areas. For fiscal year 2020, approximately 32% of our revenue was generated from our restaurants located in New York City. As a result, adverse economic or other conditions in any of these areas could have an adverse effect on our overall results of operations. In addition, given our geographic concentrations, negative publicity regarding any of our restaurants in these areas could have an adverse effect on our business and operations, as could other regional occurrences such as local strikes, terrorist attacks, increases in energy prices, inclement weather, or natural or man-made disasters.

As a result of our geographic concentration, our business and financial results are susceptible to economic, social, weather, and regulatory conditions or other circumstances in each of these densely populated urban areas, and any regional occurrences in the markets in which we operate, such as local strikes, terrorist attacks, increases in energy prices, health-related incidents, adverse weather conditions, tornadoes, earthquakes, storms, hurricanes, floods, droughts, fires or other natural or man-made disasters, could have an adverse effect on our business, financial condition, and results of operations. For example, the COVID-19 pandemic significantly impacted our financial results in these urban locations far more negatively than our suburban locations, and the change in behavior as a result of the COVID-19 pandemic could lead to a sustained decline in the desirability of living, working, and congregating in the densely populated urban areas in which we operate. Additionally, during the 2020 presidential election and 2021 inauguration, we had prolonged store closures in the Washington, D.C./Virginia/Maryland metropolitan areas, which had an adverse impact on our restaurant revenues and profitability. Any short-term or long-term shifts in the travel patterns of customers away from densely populated urban areas could have an adverse impact on our future results of operations in these areas. An economic downturn, increased competition, or regulatory obstacles in any of these key markets would adversely affect our business, financial condition, and results of operations to a much greater degree than would the occurrence of such events in other areas. In addition, any changes to local laws or regulations within these key metropolitan markets that affect our ability to operate or increase our operating expenses in these markets would have an adverse effect on our business.

In addition, adverse weather conditions, particularly in the winter months in some of our largest markets such as New York City, Boston, the Washington, D.C./Virginia/Maryland metropolitan region and Chicago, or unexpected adverse weather conditions in markets such as Texas or Florida, may also impact customer traffic at our restaurants, and, in more severe cases, cause temporary restaurant closures, sometimes for prolonged periods, which could have an adverse impact on our revenues. Many of our restaurants have outdoor seating, and the effects of adverse weather may impact the use of these areas and may negatively impact our revenue. As a result of adverse weather conditions, temporary or prolonged restaurant closures may occur and customer traffic may decline due to the actual or perceived effects of future weather-related events.

We are a party to a secured credit agreement, which contains certain affirmative and negative covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs.

Our credit agreement with EagleBank (the “2020 Credit Agreement”) contains certain affirmative and negative covenants applicable to us and our subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, dividends and other distributions, and transactions with affiliates. The obligations under the 2020 Credit Agreement are guaranteed by our existing and future material subsidiaries and secured by substantially all of our and our subsidiary guarantor’s assets. The terms of our 2020 Credit Agreement may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs in the means or manner desired. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, invest in our growth strategy and compete against companies who are not subject to such restrictions. The 2020 Credit Agreement also contains a financial covenant that requires us to maintain minimum liquidity, including cash and cash equivalents plus available amount under the revolving credit facility of the 2020 Credit Agreement, in an amount of not less than the trailing 90 day cash burn during a calendar quarter. We may not be able to generate sufficient cash flow or sales to meet the financial covenant or pay any principal or interest under the 2020 Credit Agreement.

If we are unable to comply with our payment requirements or any other covenants, it could result in an event of default under the 2020 Credit Agreement and our lender may accelerate our obligations under our 2020 Credit Agreement and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness, or seek additional equity capital, which would dilute our stockholders’ interests. In addition, such a default or acceleration may result in the acceleration of any future indebtedness to which a cross-acceleration or cross-default provision applies. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us.

Risks Related to Legal and Governmental Regulation

Increases in labor costs, labor shortages, and any difficulties in attracting, motivating, and retaining well-qualified employees could have an adverse effect on our business, financial condition, and results of operations.

Labor is a significant component in the cost of operating our restaurants. If we face labor shortages, particularly as a result of the COVID-19 pandemic, increased labor costs because of increased competition for employees, higher employee turnover rates, inefficiency in scheduling our employees, increases in the federal, state, or local minimum wage, or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be negatively impacted. Our success depends in part upon our ability to attract, motivate, and retain a sufficient number of well-qualified restaurant operators and management personnel, as well as a sufficient number of other qualified employees, including customer service and kitchen staff, to align with our expansion plans and multi-channel approach. Because of the busy nature of our restaurants, it is critical that we have a high level of labor productivity and if we do not maintain high engagement or deployment in our restaurants (including in new restaurants and in new markets), it could have an adverse effect on our business. In addition, while restaurants have traditionally experienced relatively high employee turnover rates, our turnover rates have historically been significantly above industry standard, including with respect to our restaurant operations leadership. Our ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could have an adverse effect on our business, financial condition, and results of operations.

Although none of our employees are currently covered under collective bargaining agreements, if a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition, and results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenue, and resolution of disputes may increase our costs. If we are unable to continue to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected. Competition for these employees could require us to pay higher wages, which could result in higher labor costs.

Governmental regulation may adversely affect our business, financial condition, and results of operations.

We are subject to various federal, state, and local regulations, including those relating to building and zoning requirements and those relating to the preparation and sale of food and, in certain locations, those relating to the sale of alcoholic beverages, including “dram shop” statutes. The development and operation of restaurants depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic, and other regulations and requirements. Our restaurants are also subject to state and local licensing and regulation by health, sanitation, food and occupational safety, and other agencies, which regulation has increased in the wake of the COVID-19 pandemic. We may experience difficulties or failures in obtaining the necessary licenses, approvals, or permits for our restaurants, which could delay planned restaurant openings or affect the operations at our existing restaurants. In addition, stringent and varied requirements of local regulators with respect to zoning, land use, and environmental factors could delay or prevent development of new restaurants in particular locations.

Our operations are subject to the U.S. Occupational Safety and Health Act, which governs worker health and safety, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime, and a variety of similar federal, state and local labor and employment laws (such as fair work week laws, various wage & hour laws, termination and discharge laws, and state occupational safety regulations) that govern these and other employment law matters. We may also be subject to lawsuits or investigations from our current or former employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters, and we have been a party to a number of such matters in the past. These lawsuits and investigations require significant resources from our senior management and can result in fines, penalties and/or settlements, some or all of which may not be covered by insurance. These lawsuits and investigations can also result in significant remediation efforts that may be costly and time consuming, and which we may not implement effectively. We have made payments to settle these types of lawsuits and/or investigations in the past, and additional lawsuits or investigations could have an adverse effect on our business, brand and reputation, financial condition, and results of operations. Additional federal, state, and local proposals related to paid sick leave or similar matters, particularly as a result of the COVID-19 pandemic, could, if implemented, also have an adverse effect on our business, financial condition, and results of operations.

We are also subject to the Americans with Disabilities Act (the “ADA”) and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas, including our restaurants, website, and smartphone applications. In the past, we have settled various lawsuits related to our alleged ADA non-compliance, which resulted in accommodations to our website, smartphone applications, and physical restaurant locations. We may face additional litigation in the future or have to further modify our digital platforms by providing auxiliary aids to disabled persons, or restaurants by adding access ramps or redesigning certain interior layouts or architectural fixtures to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material, and there is no guarantee that we will be able to adjust our business practices appropriately to limit additional claims in the future.

We operate in a highly regulated industry, and we strive to implement industry best practices to ensure food and customer safety whether or not required by government regulation, including with respect to hand washing and sanitation of our restaurants as well as the prepping, handling, and maintaining of many of our perishable food items. In the event we fail to maintain such best practices, or do not comply with any required government regulation, it could lead to incidents related to foodborne illnesses that could have an adverse effect on their brand and operations. Local, state, and federal regulatory requirements are always evolving, and we anticipate compliance with these requirements may increase our costs and present challenges and risk to our company.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements, and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our business, financial condition, and results of operations. Failure to comply with the laws and regulatory requirements of federal, state, and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines, and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our restaurants if we failed to comply with applicable standards. Compliance with the aforementioned laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings, which could have an adverse effect on our business, financial condition, and results of operations.

Changes in employment laws may increase our labor costs and impact our results of operations.

Various federal, state, and labor laws govern the relationship with our employees and impact operating costs. These laws include employee classification as exempt or non-exempt for overtime and other purposes, minimum wage requirements, fair workweek, wage and hour requirements, unemployment tax rates, workers’ compensation rates, immigration status, and other wage and benefit requirements. Additionally, certain markets, such as Los Angeles and San Francisco have provided for additional benefit and paid sick leave requirements as a result of the COVID-19 pandemic. Significant additional government-imposed increases in the following areas could have an adverse effect on our business, financial condition, and results of operations:

•	predictive scheduling;

•	minimum wages;

•	mandatory health benefits;

•	vacation accruals;

•	termination and discharge requirements;

•	paid leaves of absence, including paid sick leave and COVID-19-related leave; and

•	tax reporting.

Complying with these laws and regulations subjects us to substantial expense and non-compliance could expose us to significant liabilities. We incur legal costs to defend, and we could suffer losses from, these and similar cases, and the amount of such losses or costs could be significant. In addition, several states and localities in which we operate and the federal government have, from time to time, enacted minimum wage increases, changes to eligibility for overtime pay, paid sick leave and mandatory vacation accruals, and similar requirements. These changes have increased our labor costs and may have a further negative impact on our labor costs in the future.

For example, several jurisdictions in which we operate, including New York City, Philadelphia, Chicago, and San Francisco, have implemented fair workweek legislation, which impose complex requirements related to scheduling for certain restaurant and retail employees. Other jurisdictions where we operate are considering enacting similar legislation. In addition, New York City recently passed a “just cause” termination legislation as part of its fair workweek legislation, which restricts companies’ ability to terminate employees unless they can prove “just cause” or a “bona fide economic reason” for the termination, which goes into effect in July 2021. All of these regulations impose additional obligations on us and could increase our costs of doing business and cause us to make changes to our business model. Our failure to comply with any of these laws and regulations could lead to higher employee turnover and negative publicity, and subject us to penalties and other legal liabilities, which could adversely affect our business and results of operations and potentially cause us to close some restaurants in these jurisdictions.

In addition, a significant number of our restaurant employees are paid at rates impacted by the applicable minimum wage. To the extent implemented, federal, state and local proposals that increase minimum wage requirements or mandate other employee matters could, to the extent implemented, increase our labor and other costs. Several states in which we operate have approved minimum wage increases that are above the federal minimum. As more jurisdictions, or if the federal government (including as a result of the Biden administration’s commitment to a $15 federal minimum wage), implement minimum wage increases, we expect our labor costs will continue to increase. Our ability to respond to minimum wage increases by increasing menu prices depends on willingness of our guests to pay the higher prices and our perceived value relative to competitors. Our distributors and suppliers could also be affected by higher minimum wage, benefit standards, and compliance costs, which could result in higher costs for goods and services supplied to us. Any increase in the labor costs of our business may have an adverse effect on our results of operations.

We have been and will likely continue to be party to litigation that could distract management, increase our expenses, or subject us to monetary damages or other remedies.

We have been subject to a number of claims from our employees alleging violations of federal and state law regarding workplace and employment matters, including off-the-clock work (including meal and rest break compliance), predictive scheduling, equal opportunity, harassment, discrimination, retaliation, wrong termination, and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. We may not have valid arbitration agreements with all current or former employees, and the arbitration agreements that are in place may not protect us from certain claims in certain states (including Private Attorney General Act claims in California). In addition, customers may file complaints or lawsuits against us alleging we caused an illness or injury they suffered at or after a visit to our restaurants, including in the context of claims related to exposure to COVID-19, or that we have problems with food quality or operations. In recent years, a number of restaurant companies, including sweetgreen, have been subject to such claims. For example, more than 250 class action lawsuits have been filed against restaurant and retail companies regarding the lack of braille on gift cards, and some of these lawsuits have resulted in the payment of substantial damages by the defendants. Additionally, because we do not perform background checks on all employees, we have been and may in the future be exposed to certain risks, including allegations of negligence in our hiring practices, as well as needing to terminate existing employees who do not pass any background check that we may conduct after an employee has been hired. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend, may divert time and money away from our operations, and hurt our performance. A judgment in excess of, or that is excluded from, our insurance coverage for any claims could adversely affect our financial condition and results of operations. Any adverse publicity resulting from these allegations, regardless of whether any claims against us are valid, may also adversely affect our reputation, which in turn could have an adverse effect on our business, financial condition, and results of operations.

In addition, the restaurant industry has been subject to a growing number of claims based on the nutritional content of food products sold and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if we are not, publicity about these matters (particularly directed at the fast-casual segment of the industry) may harm our reputation and could have an adverse effect on our business, financial condition, and results of operations.

Failure to obtain and maintain required licenses and permits or to comply with food control regulations could lead to the loss of our food service licenses and, thereby, harm our business.

The restaurant industry is subject to various federal, state, and local government regulations, including those relating to design and construction of restaurants and the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and properly maintain and comply with these licenses, permits and approvals could have an adverse effect on our business, financial condition, and results of operations. Typically, licenses must be renewed annually and may be revoked, suspended, or denied renewal for cause or we could be subject to fines or temporary restaurant closures at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants. Any failure to maintain such licenses could have an adverse effect on our business, brand and reputation, financial condition and results of operations.

Failure to comply with immigration laws, or changes thereto, may increase the operating costs of our business.

Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility on their first day of work, some of our employees, particularly in our restaurants, may, without our knowledge, be unauthorized workers, or provide false documentation. Additionally, our historical hiring processes in our restaurants have not always ensured that we collect and approve all required government-specified documentation evidencing employment eligibility on a timely basis in accordance with applicable laws. We have previously been subject to, and are also currently under, audit by the Department of Homeland Security in certain markets, and we may be subject to additional audits in the future. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized, we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified employees. In the past we have terminated a significant number of employees who were determined to be unauthorized workers, and if we take similar actions in the future, it may disrupt our operations, cause temporary increases in our labor costs as we train new employees, and result in additional adverse publicity. We could also become subject to fines, penalties, and other costs related to claims or governmental audits that we did not fully comply with all obligations of federal and state immigration compliance laws, including record-keeping obligations. These factors could have an adverse effect on our business, financial condition, and results of operations as well as our brand and reputation.

Furthermore, in recent years immigration laws have been a topic of considerable political focus. Further changes in immigration or work authorization laws and additional enforcement programs by the Department of Homeland Security of existing immigration or work authorization laws, including at the state level, could increase our compliance and oversight obligations, which could subject us to additional costs and potential liability, impact our brand and reputation, and make our hiring process more burdensome, and could potentially reduce the availability of prospective employees.

Failure to comply with environmental laws, particularly regarding waste management, may negatively affect our business.

We are subject to various federal, state, and local laws and regulations concerning waste minimization, recyclables, disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws, which typically vary significantly at the local level, provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous or toxic substances. Compliance with these regulations become increasingly more complicated as we expand into additional markets. We primarily partner with a third-party vendor to manage the disposal of our waste and are reliant on them to ensure that our waste is transferred, recycled, or disposed of in accordance with our standards and applicable regulations. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from our restaurants. Particularly in light of our focus on environmental sustainability and social impact, environmental conditions relating to releases of hazardous substances at a prior, existing, or future restaurant could have an adverse effect on our brand and reputation, business, financial condition, and results of operations. Further, environmental laws, and the administration, interpretation, and enforcement thereof, are subject to change and may become more stringent in the future, each of which could make our waste management more complex and have an adverse effect on our business, financial condition, and results of operations.

The effect of changes to healthcare laws in the United States may increase the number of employees who choose to participate in our healthcare plans, which may significantly increase our healthcare costs and negatively impact our financial results.

In 2010, the PPACA, which required health care coverage for many uninsured individuals and expanded coverage the coverage of those already insured, was signed into law in the United States. The PPACA requires us to offer healthcare benefits to all full-time employees (including full-time hourly employees) that meet certain minimum requirements of coverage and affordability, or face penalties. We have incurred additional expenses due to organizing and maintaining a healthcare plan that covers the increased number of employees who have elected to obtain coverage through a healthcare plan we subsidize in part. If we fail to continue to offer such benefits, or the benefits we elect to offer do not meet the applicable requirements, we may incur penalties. It is also possible that by making changes or failing to make changes in the healthcare plans offered by us we will become less competitive in the market for our labor. The future costs and other effects of these new healthcare requirements cannot be determined with certainty, but they may significantly increase our healthcare coverage costs and could have an adverse effect on our business, financial condition, and results of operations.

Additionally, the modifications made under the Tax Cuts and Jobs Act enacted in 2017 had no impact on the employer mandate. However, we cannot predict the ultimate content, timing, or impact of any changes to the PPACA or other federal and state reform efforts. There is no assurance that federal or state health care reform will not adversely affect our business, financial condition, and results of operations, and we cannot predict how future federal or state legislative, judicial, or administrative changes relating to healthcare reform will affect our business.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 27, 2020, we had U.S. Federal net operating loss carryforwards (“NOLs”) of $356,546, of which $256,556 may be carried forward indefinitely, and the remaining carryforwards of $99,990 expire at various dates from 2029 through 2037. As of December 27, 2020, we had state net operating loss carryforwards of $344,125, of which $38,019 may be carried forward indefinitely, and the remaining carryforwards of $306,106 expire at various dates from 2021 through 2040. It is possible that we will not generate taxable income in time to use NOLs before their expiration, or at all. Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and other tax attributes, including R&D tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “five percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future, including as a result of this offering.

Under the Tax Cuts and Jobs Act of 2017 (the “Tax Act”), as amended by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), net operating losses arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but net operating losses arising in taxable years beginning after December 31, 2020 may not be carried back. Additionally, under the Tax Act, as modified by the CARES Act, net operating losses from tax years that began after December 31, 2017 may offset no more than 80% of current taxable income annually for taxable years beginning after December 31, 2020, but the 80% limitation on the use of net operating losses from tax years that began after December 31, 2017 does not apply for taxable income in tax years beginning before January 1, 2021. NOLs arising in tax years beginning after December 31, 2017 can be carried forward indefinitely, but NOLs generated in tax years beginning before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. As we maintain a full valuation allowance against our U.S. NOLs, these changes will not impact our balance sheet as of December 27, 2020. However, in future years, if and when a net deferred tax asset is recognized related to our NOLs, the changes in the carryforward and carryback periods as well as the new limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs generated in taxable years beginning after December 31, 2017.

There is also a risk that due to regulatory changes, such as suspensions of the use of NOLs and tax credits by certain jurisdictions, including in order to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic, possibly with retroactive effect, or other unforeseen reasons, our existing NOLs and tax credits could expire or otherwise be unavailable to offset future income tax liabilities. A temporary suspension of the use of certain NOLs and tax credits has been enacted in California, and other states may enact suspensions as well. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs and tax credits.

We may expand our independent contractor driver network with respect to our expanding delivery program. The status of the drivers as independent contractors, rather than employees, may be challenged. A reclassification of the drivers as employees could harm our business or results of operations.

In 2019, our subsidiary, SG Logistics, LLC (“SG Logistics”), commenced engaging drivers to deliver products for certain of our Outpost orders through our technology platform. These drivers may also fulfill certain delivery orders made through our native smartphone application or our website in the future. SG Logistics may become involved in legal proceedings and investigations that claim that members of its delivery network who it treats as independent contractors for all purposes, including employment tax and employee benefits, should instead be treated as employees. In addition, there can be no assurance that legislative, judicial or regulatory (including tax) authorities will not introduce proposals or assert interpretations of existing law and regulations, such as California’s AB5 legislation, that would mandate that SG Logistics’ change its classification of the drivers. In the event of a reclassification of members of SG Logistics’ independent contractor driver network as employees, SG Logistics could be exposed to various liabilities and additional costs. These liabilities and costs could have an adverse effect on our business, financial condition, and results of operations for our Outpost business and/or make it cost prohibitive for SG Logistics to deliver orders using its driver network, particularly in geographic areas where we do not have significant volume. These liabilities and additional costs could include exposure (for prior and future periods) under federal, state, and local tax laws, and workers’ compensation, unemployment benefits, labor, and employment laws, as well as potential liability for penalties and interest. Additionally, in the event a courier that contracts with SG Logistics commits a serious crime in connection with providing services on the SG Logistics platform, we could potentially be responsible for any losses as a result of such incident, and such incident could have a material adverse impact on our brand.

Risks Related to Our Intellectual Property and Information Technology

If we experience a serious cybersecurity incident, or the confidentiality, integrity, or availability of our information technology, software, services, communications, or data is compromised, our platform may be perceived as not being secure, our reputation may be harmed, demand for our products and services may be reduced, and we may incur significant liabilities.

Operating our business and platform involves the collection, use, storage, and transmission of sensitive, proprietary, and confidential information, including personal information of customers, personnel, business contacts, and others, and our sensitive, proprietary and confidential business information. For example, we collect certain customers’ home and/or business addresses for processing delivery orders, mobile phone numbers from users of our platform, and personal information from our personnel, including in the administration of our benefit plans. Cybersecurity incidents compromising the confidentiality, integrity, and availability of this information or our systems could result from cyber attacks, software bugs and vulnerabilities, viruses, supply chain attacks and vulnerabilities through our third-party partners, credential stuffing, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, errors or malfeasance of our personnel, and security vulnerabilities in the software or systems on which we rely. Such incidents have occurred in the past, and may occur in the future, resulting in unauthorized, unlawful, or inappropriate access to, inability to access, disclosure of, or loss of the sensitive, proprietary and confidential information that we handle. In addition, we have experienced an increase in credential stuffing activity in which malicious third parties try to access an online service by using credentials compromised in cybersecurity incidents suffered by different services. We have security measures in place to mitigate our risk to these vulnerabilities, but these measures may not be adequate to ensure that our operations are not disrupted or that security incidents do not occur. Risks relating to security incidents are likely to increase as we continue to grow and collect, process, store, and transmit increasingly large amounts of data.

We also rely on a number of third parties to support and operate our critical business systems and process confidential and personal information, such as LevelUp, our account management provider, and the payment processors that process customer credit card payments. These third parties may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity, or availability of the systems they operate for us or the information they process on our behalf. Moreover, the risk of circumvention of our security measures or those of our third parties on whom we rely has been heightened by advances in computer and software capabilities and the increasing sophistication of actors who employ complex techniques, including, without limitation, “phishing” or social engineering incidents, ransomware, extortion, account takeover attacks, denial or degradation of service attacks, and malware. Cybercrime and hacking techniques are constantly evolving, and we or third parties who we work with may be unable to anticipate attempted cybersecurity incidents, react in a timely manner, or implement adequate preventative measures, particularly given increasing use of hacking techniques designed to circumvent controls, avoid detection, and remove or obfuscate forensic artifacts.

Because of the prominence of our brand, we believe that we are an attractive target for cyberattacks. We have taken measures designed to detect and prevent security incidents, and to protect the confidentiality, integrity, and availability of our systems and the sensitive, proprietary, and confidential information under our control. However, despite any measures that we have taken by us to increase our cybersecurity, we cannot assure you that the measures that we or the third parties we work with have implemented will always be followed and/or be effective against current or future security threats. Moreover, we and the third parties we work with may be more vulnerable to security incidents in remote work environments, which have increased in response to the COVID-19 pandemic.

If we or the third parties we work with suffer, or are perceived to have suffered, a security incident, we may experience a loss of customer and partner confidence in the security of our platform and damage to our brand, reduced demand for our offerings, and disruption of normal business operations. Such an incident may also require us to spend resources to investigate and correct the issue and to prevent recurrence, expose us to legal liabilities, including litigation, regulatory enforcement, and indemnity obligations, which could have an adverse effect on our business, financial condition or results of operations. Additionally, our agreements with our material third-party partners, such as LevelUp and Uber Eats, require us to maintain adequate security measures and not subject their confidential information to a cybersecurity incident. If we were to breach those contractual obligations, we could be responsible for any indemnifying our partners for any losses associated with such incident.

Laws in all states and U.S. territories require businesses to notify affected individuals, governmental entities, and/or credit reporting agencies of certain security incidents affecting personal information. Such laws are inconsistent, and compliance in the event of a widespread security incident is complex and costly and may be difficult to implement. Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim. Security incidents also could harm our reputation and result in litigation against us. Any of these results could have an adverse effect on our business, our financial condition, or results of operations.

We are subject to rapidly changing and increasingly stringent laws, regulations, industry standards, and other obligations relating to privacy, data protection, and data security. The restrictions and costs imposed by these requirements, or our actual or perceived failure to comply with them, could harm our business.

We collect, use, and disclose personal information of customers, personnel, business contacts, and others in the course of operating our business. These activities are or may become regulated by a variety of domestic and foreign laws and regulations relating to privacy, data protection, and data security, which are complex, rapidly evolving, and increasingly stringent.

State legislatures have begun to adopt comprehensive privacy laws. For example, the California Consumer Privacy Act of 2018 (the “CCPA”), which took effect on January 1, 2020, gives California residents expanded rights related to their personal information, including the right to access and delete their personal information, and receive detailed information about how their personal information is used and shared. The CCPA also created restrictions on “sales” of personal information that allow California residents to opt-out of certain sharing of their personal information and may restrict the use of cookies and similar technologies for advertising purposes. Our platform relies on these technologies and could be adversely affected by the CCPA’s restrictions. The CCPA prohibits discrimination against individuals who exercise their privacy rights, provides for civil penalties for violations, and creates a private right of action for certain data breaches that is expected to increase data breach litigation. Many of the CCPA’s requirements as applied to personal information of a business’s personnel and related individuals are subject to a moratorium set to expire on January 1, 2023. The expiration of the moratorium may increase our compliance costs and our exposure to public and regulatory scrutiny, costly litigation, fines and penalties.

Additionally, California voters recently approved a ballot measure adopting the California Privacy Rights Act (“CPRA”), which will substantially expand the requirements of the CCPA effective January 1, 2023. The CPRA will restrict use of certain categories of sensitive personal information that we handle, further restrict the use of cross-context behavioral advertising techniques on which our platform relies, establish restrictions on the retention of personal information, expand the types of data breaches subject to the private right of action, and establish the California Privacy Protection Agency to implement and enforce the new law and impose administrative fines. Further, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act, a comprehensive privacy statute that shares similarities with the CCPA, CPRA, and legislation proposed in other states. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

In addition to the risks we face under emerging privacy laws, the restrictions on text message communications imposed by the Telephone Consumer Protection Act (“TCPA”), have long been a source of potential liability for our business. Claims that we have violated the TCPA could be costly to litigate and could expose us to substantial statutory damages or settlement costs.

Foreign laws and regulations pertaining to privacy, data protection and data security – including in Europe, Brazil, and Japan – are also undergoing rapid change, have become increasingly stringent in recent years, and proposals for similar laws and regulations are being considered in several major foreign countries. Many of these countries are also beginning to impose or increase restrictions on the transfer of personal information to other countries. Restrictions relating to privacy, data protection, and data security in these countries may limit the products and services we can offer in them, which in turn may limit demand for our services in such countries and our ability to enter into and operate in new geographic markets.

Privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards by which we are or may become legally or contractually bound. If we fail to comply with these contractual obligations or standards, we may face public and regulatory scrutiny, substantial liability, and fines.

We also publish privacy policies and other documentation regarding our collection, processing, use, and disclosure of personal information and/or other confidential information. Although we endeavor to comply with our published policies, and documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees or partners fail to comply with our published policies and documentation, which are outside of our control. Such failures can subject us to potential enforcement action the policies or documentation and perceived as deceptive, unfair, or misrepresentative of our actual practices such that they consumer protection laws and require us to publicly disclose any alleged non-compliance.

Consumer resistance to the collection and sharing of the data used to deliver targeted advertising, increased visibility of consent or “do not track” mechanisms as a result of industry regulatory or legal developments, the adoption by consumers of browser settings or “ad-blocking” software, and the development and deployment of new technologies could impact our ability to collect data or engage in marketing and advertising, which could have an adverse effect on our business, financial condition, or results of operations.

Further, we are subject to the Payment Card Industry (“PCI”) Data Security Standard, a security standard applicable to companies that collect, store or transmit certain data regarding credit and debit cards, holders and transactions. We rely on vendors to handle PCI matters and to ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard based on past, present, and future business practices. Our actual or perceived failure to comply with the PCI Data Security Standard can subject us to fines, termination of banking relationships, and increased transaction fees. In addition, there is no guarantee that PCI Data Security Standard compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of payment card data or transaction information.

In addition, the FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Our failure to take any steps perceived by the FTC as appropriate to protect consumers’ personal information may result in claims by the FTC that we have engaged in unfair or deceptive acts or practices in violation of Section 5(a) of the FTC Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices for alleged privacy, data protection and data security violations.

Despite our efforts, we may not be successful in complying with the rapidly evolving privacy, data protection, and data security requirements discussed above. Any actual or perceived non-compliance with such requirements could result in litigation and proceedings against us by governmental entities, customers, or others, fines, civil or criminal penalties, limited ability or inability to operate our business, offer services, or market our platform in certain jurisdictions, negative publicity and harm to our brand and reputation, changes to our business practices, and reduced overall demand for our platform. Such occurrences could have an adverse effect on our business, financial condition, or results of operations.

We may not be able to adequately protect or enforce our rights in our intellectual property, which could harm the value of our brand and have an adverse effect on our business, financial condition, and results of operations.

Our intellectual property, particularly our trademark portfolio, is material to the conduct of our business, as our brand recognition is one of our key differentiating factors from our competitors. Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, trade dress, and other intellectual property, including our name and logos and the unique ambience of our restaurants. While we generally seek to register our material trademarks, our trademark applications may never be granted. Further, third parties may oppose our trademark applications, or seek to cancel our trademark applications.

Trademark rights generally exist on a country-by-country basis, and the possibility that such rights may be unavailable or unenforceable in certain jurisdictions could interfere with our international expansion. While we have filed applications to register trademarks in certain foreign jurisdictions, our trademarks may be subject to cancellation in such jurisdictions if we do not operate our business in such jurisdictions within a certain period of time specific to each jurisdiction.

Our success is also dependent, in part, upon protecting our other intellectual property and proprietary information using a combination of copyright, trade secret, and other intellectual property laws, and confidentiality agreements with our employees and others. We maintain a policy requiring senior employees, as well as any employee or consultant who develops any material intellectual property for us, to enter into an agreement to protect our intellectual property rights and other proprietary information. However, we cannot guarantee that such agreements adequately protect our intellectual property rights and other proprietary information. We cannot guarantee that these agreements will not be breached, that we will have adequate remedies in the event of a breach, or that the respective employees or consultants will not assert rights to our intellectual property rights or other proprietary information. In addition, we may fail to enter into confidentiality agreements with all parties who have access to our trade secrets or other proprietary information.

While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect and enforce our intellectual property rights will be adequate to prevent infringement, dilution, misappropriation or other violation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our restaurant concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly and may not be successful. We cannot guarantee that we will have sufficient resources to enforce our intellectual property rights. In recent years, we have seen numerous concepts internationally that appear to have copied our trade dress or ambience, and foreign intellectual property laws may not provide the same protection our intellectual property received under U.S. law. Failure to protect or enforce our trademark rights could prevent us in the future from challenging third parties who use similar trademarks, which may in turn cause consumer confusion or negatively affect public perception of our brand, which could have an adverse effect on our business, international expansion, financial condition, and results of operations.

We rely heavily on information technology, and we may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our online and mobile platforms are accessible, which would harm our reputation, business, financial condition, and results of operations.

It is critical to our success, particularly with respect to our online and mobile ordering business, that our customers can access our online and mobile ordering platforms at all times. We rely heavily on information technology, including for operating our website, mobile application and online and mobile ordering platforms, point-of-sale processing in our restaurants, management of our supply chain, payment processing, collection of cash, marketing and promotions, payment card transactions, and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. We have previously experienced service disruptions and, in the future, we may experience service disruptions, outages or other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of customers accessing our platform simultaneously, downtime or outages from third-party services providers, and denial of service or fraud or security attacks. For example, several times in 2020, Uber Eats, our third-party delivery fulfilment partner for orders placed through our Native Delivery Channel, experienced outages that required us to temporarily shut down our Native Delivery Channel, and, in 2019, our third-party credit card processing vendor experienced several outages, resulting in several store closures, each of which incidents had an adverse impact on our revenues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time, and, in cases where we rely on third-party technological infrastructure, we may not have sufficient contractual recourse against such third-party to make us whole for any loss.

It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as our product offerings become more complex and our customer traffic increases. If our online and mobile ordering platforms are unavailable when customers attempt to access them or they do not load as quickly as customers expect, customers may seek other services, and may not return to our platforms as often in the future, or at all. This would harm our ability to attract customers to our restaurants and decrease the frequency with which they use our platforms. Additionally, the failure of our systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, network failures, natural disasters, terrorism, war, electrical failures, hackers, computer viruses, and other security issues could result in delays in customer service, reduce efficiency in our operations, and result in reputational harm. We expect to continue to make significant investments to maintain and improve the availability of our platforms and to enable rapid releases of new features and products for our multi-channel offerings. To the extent that we do not effectively address capacity constraints, respond adequately to service disruptions, upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition, and results of operations would be harmed.

The digital and delivery business, and expansion thereof, is uncertain and subject to risk.

Digital innovation and growth remain a focus for us. We have focused on our digital strategy over the past few years, including the development and launch of our app; regular enhancements to our app; and use of third-party delivery partners, for both fulfilling delivery services for orders through our website or native smartphone application and through third-party delivery marketplaces. As the digital space around us continues to evolve, our technology needs to evolve concurrently to remain competitive with the industry. If we do not maintain digital systems that are competitive with the industry, our digital business may be adversely affected and could damage our sales. Certain competitors, including those with greater resources than we have, such as Chipotle, also have focused on a digital strategy and may be more successful in employing that strategy.

We rely on certain third parties for, among other things, our ordering and payment processing relating to our mobile app and website. Such services performed by these third parties could be damaged or interrupted by technological issues, which could then result in a loss of sales for a period of time, and pursuant to our contractual arrangements with such third parties it is unlikely that we would be able to recover for lost profits or other consequential damages. Information processed by these third parties could also be impacted by cyber-attacks, which could not only negatively impact our sales, but also harm our brand image.

We also currently rely on Uber Eats as our exclusive third-party delivery partner to power delivery services for orders through our website or native smartphone application, other than orders for Outposts. If Uber Eats or any future third-party delivery partner fails to fulfill its obligations or delivers unsatisfactory delivery service, for instance, by delivering orders late, by not having sufficient couriers to fulfill our orders, or by having a system outage, we will not be able to provide proper delivery services to our customers through our native application. Errors in providing adequate delivery services may result in customer dissatisfaction, which could also result in loss of customers, loss in sales, and damage to our brand image. Additionally, as with any third party handling food, such delivery services increase the risk of food tampering while in transit. Any changes to our agreement with Uber Eats or any future third-party delivery partner, including the loss or addition of any third-party delivery partner, could also affect our ability to provide proper delivery services to our customers. We are also subject to risk if there is a shortage of delivery drivers in any of our markets for any period of time, which could result in a failure to meet our customers’ expectations and have a negative impact on our sales.

We also partner with each of the mainstream third-party delivery providers to provide food on their marketplaces. If any of these third-party delivery providers that we partner with experiences damage to their brand image, we may also see ramifications due to our partnership with them. Additionally, we currently compete with these third-party delivery providers through our Native Delivery Channel, and some of these providers may have greater financial resources to spend on marketing and advertising around their digital and delivery campaigns than we are able to at this time, which could adversely impact our business, financial performance, and results of operations. Additionally, over time our commission rates with any of our third-party delivery partners could increase, either for delivery services for orders through our website or native smartphone application or through third-party delivery marketplaces, which could have an adverse effect on our business, financial condition, and results of operations.

If we are unable to adapt to changes in technology, our business could be harmed.

Because our customers can access our website and mobile platform on a variety of mobile devices (including both Android and iOS), we will need to continuously modify and enhance our platform to keep pace with changes in mobile devices and other Internet-related hardware, software, communication, and browser technologies. We may not be successful in either developing these modifications and enhancements or in timely bringing them to market. For example, our customers were unable to order our delivery on our native Android smartphone application until March 2021, despite this feature being available on our iOS smartphone application for some time. Furthermore, uncertainties about the timing and nature of new mobile devices and other network platforms or technologies, or modifications to existing mobile devices, platforms or technologies, could increase our research and development expenses more than we anticipate. Any failure of our mobile platform to operate effectively with future technologies could result in dissatisfaction from customers and harm our business.

Our online and mobile ordering platforms are highly technical, and if they contain undetected errors, our business could be adversely affected.

Our online and mobile ordering platforms incorporate software that is highly technical and complex. Our software may now or in the future contain undetected errors, bugs or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. Any errors, bugs or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of customers ordering from our online and mobile platforms, loss of revenue, or liability for damages, any of which could adversely affect our financial condition and results of operations. We also rely on multiple third-party vendors to run our mobile ordering platforms, including our delivery fulfilment services, and any errors, bugs, vulnerabilities or service outages that impact their software could have an adverse impact on our platforms. For instance, several times in 2020, Uber Eats, our third-party delivery fulfilment partner for orders placed through our Native Delivery Channel, experienced service outages, which adversely impacted our revenue. Further, we have a limited ability to control the remediation of such errors, bugs or vulnerabilities in a third party’s software, and as such, we may not be able to remedy such errors, bugs or vulnerabilities in a timely manner, which could have an adverse effect on our business, financial condition, or results of operations.

The successful operation of our business depends upon the performance and reliability of Internet, mobile, and other infrastructure that is not under our control.

Both our in-restaurant and online and mobile ordering business depend on the performance and reliability of Internet infrastructure to process and fulfill orders, which is not under our control. Almost all access to the Internet is maintained through telecommunication operators. Disruptions in Internet infrastructure or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our services could temporarily shut down our in-restaurant ordering business and could interfere with the speed and availability of our online and mobile ordering platforms. If our online and mobile ordering platforms are unavailable when our customers attempt to access them, or our applications do not load as quickly as they expect, our customers may not return to our online and mobile ordering platforms as often in the future, or at all. In addition, we have no control over the costs of the services provided by the national telecommunications operators. If mobile Internet access fees or other charges to Internet users increase, our customer traffic may decrease, which in turn may significantly decrease our revenue.

Our online and mobile ordering business depends on the efficient and uninterrupted operation of mobile communications systems. Despite any precautions we may take, the occurrence of an unanticipated problem, such as a power outage, telecommunications delay or failure, break-in to our systems, or computer virus, could result in delays or interruptions to our services and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and subject us to liability, which could adversely affect our business, financial condition, and results of operations.

Third parties may claim that our business or operations infringe their intellectual property rights, and this may create liability for us or otherwise have an adverse effect on our business, financial condition, and results of operations.

We may face claims by third parties that we have infringed, diluted, misappropriated, or otherwise violated their intellectual property rights. Any such litigation may be costly and could divert other resources from our business. If we are unable to successfully defend against such claims, we may be subject to injunctions that could require expensive changes to our business operations or prevent us from using our trademarks, and we may be liable for damages, which in turn could have an adverse effect on our business, financial condition, and results of operations.

Risks Related to Ownership of Our Class A Common Stock

Our stock price may be volatile, and the value of our Class A common stock may decline.

The market price of our Class A common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition or results of operations;

•	variance in our financial performance from expectations of securities analysts;

•	changes in our projected operating and financial results;

•	actual or anticipated effects of the COVID-19 pandemic on our business;

•	announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

•	announcements or concerns regarding real or perceived quality or food safety issues with our products or similar products of our competitors;

•	our involvement in litigation;

•	future sales of our common stock by us or our stockholders, as well as the anticipation of lock-up releases;

•	novel and unforeseen market forces and trading strategies;

•	changes in senior management or key personnel;

•	the trading volume of our Class A common stock; and

•	changes in the anticipated future size and growth rate of our market.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, may also negatively impact the market price of our Class A common stock, particularly in light of uncertainties surrounding the COVID-19 pandemic and the related impacts.

Principal stockholders have substantial control over us and will be able to influence corporate matters.

Our Class B common stock has            votes per share, whereas our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Our existing stockholders, all of which hold shares of Class B common stock, will collectively own shares representing approximately        % of the voting power of our outstanding capital stock immediately following the closing of this offering. In addition, prior to this offering, based on the number of shares outstanding as of June 27, 2021, our directors, executive officers, and stockholders holding more than 5% of our outstanding capital stock, together with their respective affiliates, beneficially owned, in the aggregate, approximately         % of our outstanding capital stock, and upon the closing of this offering, that same group will beneficially own        % of our outstanding capital stock. As a result, even after this offering, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

Further, future transfers by holders of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes. The conversion of shares of our Class B common stock into shares of our Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

No public market for our Class A common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, no public market for our common stock currently existed. An active public trading market for our common stock may not develop following the completion of this offering or, if developed, may not be sustained. We determined the initial public offering price for our Class A common stock through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our Class A common stock after this offering. The market value of our Class A common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our Class A common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies by using our shares as consideration.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

In recent periods, we have experienced rapid growth, and this growth has placed considerable strain on our IT and accounting systems, processes, and personnel. As a result, in connection with the audit of our consolidated financial statements as of and for the years ended December 29, 2019 and December 27, 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We have concluded that these material weaknesses arose because we did not have the proper business processes, systems, personnel, and related internal controls in place.

The material weakness that we and our independent registered public accounting firm identified occurred because:

(i) We had a lack of access security controls, primarily related to user provisioning, user deprovisioning, user access reviews, user administration, and user authentication, whereby we did not sufficiently document, approve, remove/disable, review, and/or configure access based upon least privilege and with consideration of segregation of duties;

(ii) We had insufficient system change controls, as we had not implemented a formalized change management process for financially relevant systems in our IT environment. Multiple change control deficiencies were identified, whereby we were unable to demonstrate sufficient oversight and governance over the testing and approval of changes prior to those changes being deployed into the production environments of relevant systems our IT environment; and

(iii) We did not have adequate third-party oversight, as we had not formally implemented policies and procedures or controls to effectively monitor ongoing usage of outsourced service providers. This includes obtaining, reviewing, and assessing the sufficiency of third-party reports describing the extent of what these third parties provide to us, what we rely on as part of these reports, and our responsibilities that are carved out of these reports.

While we are undertaking efforts to remediate this material weakness, including implementing user access security controls such as provisioning/deprovisioning and/or user access review controls,

implementing changes identified in our segregation of duty analysis, and implementing change management controls and third-party oversight controls, we cannot predict the success of these efforts or the outcome of our assessment of the remediation efforts at this time. We can give no assurance that our efforts will remediate these deficiencies in internal control over financial reporting or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our consolidated financial statements that could result in a restatement of our consolidated financial statements, and could cause us to fail to meet our reporting obligations, any of which could diminish investor confidence in us and cause a decline in the price of our Class A common stock, and we could be subject to sanctions or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant finance, legal, accounting, and other expenses, including director and officer liability insurance, that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of            , and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. Moreover, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. In connection with the audit of our consolidated financial statements as of and for the years ended December 29, 2019 and December 27, 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. We can give no assurance that our efforts will remediate the deficiencies in internal control over financial reporting or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain internal control over financial reporting could result in our inability to detect errors on a timely basis or accurately report our financial condition or operating results and our consolidated financial statements may be materially misstated as a result. Effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud.

Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”) we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ending December 25, 2022. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an emerging growth company. To prepare for eventual compliance with Section 404, we will be engaged in a costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds that we receive from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds that we receive from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of such proceeds. Pending use, we may invest the net proceeds that we receive from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be adversely affected, and the market price of our Class A common stock could decline.

Future sales of our Class A common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold based upon the price of this offering, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A common stock.

All of our directors and officers and the holders of substantially all of our capital stock and securities convertible into our capital stock are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock during specified periods of time after the date of this prospectus.              may, in their sole discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements, subject to applicable notice requirements. If not earlier released, all of the shares of Class A common stock sold in this offering will become eligible for sale upon expiration of the lock-up period, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

In addition, there were              shares of Class B common stock issuable upon the exercise of outstanding stock options as of June 27, 2021. We intend to register all of the shares of common stock issuable upon exercise of outstanding stock options, or other equity incentives we may grant in the future, for public resale under the Securities Act. The shares of Class B common stock will become eligible for sale in the public market to the extent such options are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.

Further, based on shares outstanding as of June 27, 2021, holders of approximately             shares, or             % of our capital stock after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares from us), will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

You will experience immediate and substantial dilution in the net tangible book value of the shares of Class A common stock you purchase in this offering.

The initial public offering price of our Class A common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering. If you purchase shares of our Class A common stock in this offering, you will suffer immediate dilution of $             per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of Class A common stock in this offering and the initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. See the section titled “Dilution.”

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid cash dividends on our capital stock and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the completion of this offering may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed for cause only upon the vote of at least % of our outstanding shares of voting stock;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•	require the approval of our board of directors or the holders of at least % of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our Class A common stock in an acquisition.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our amended and restated bylaws;

•

any action or proceeding to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder);

•	any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine or otherwise related to our internal affairs.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business, financial condition, results of operations, and prospects.

General Risk Factors

Our quarterly financial results may fluctuate significantly, including due to factors that are not in our control.

Our quarterly financial results may fluctuate significantly, including due to factors that are not in our control, and could fail to meet investors’ expectations for various reasons, including:

•	negative publicity about the safety of our food, employment-related issues, litigation, or other issues involving our restaurants;

•	fluctuations in supply costs, particularly for our most significant ingredients, and our inability to offset the higher cost with price increases without adversely impacting customer spending;

•	labor availability and wages of our restaurant employees;

•	increases in marketing or promotional expenses;

•	the timing of new restaurant openings and related revenues and expenses, and the operating costs at newly opened restaurants;

•	the impact of inclement weather and natural disasters, such as winter storms, freezes, and droughts, which could decrease customer traffic and increase the costs of ingredients;

•	changes in the senior management team;

•	the announcement of any mergers & acquisitions or other strategic partnerships;

•	the amount and timing of stock-based compensation;

•	litigation, settlement costs and related legal expenses;

•	tax expenses, asset impairment charges, and non-operating costs; and

•	variations in general economic conditions, including the impact of declining interest rates on our interest income.

As a result of any of these factors, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. Our key performance metrics may also fluctuate as a result of these or other factors.

Our current insurance may not provide adequate levels of coverage against claims.

Our current insurance policies may not be adequate to protect us from liabilities that we incur in our business. Insurance availability, coverage terms, and pricing continue to vary with market conditions, particularly as a public company. Obtaining adequate insurance is particularly challenging for companies based in California with thousands of non-exempt employees. Additionally, in the future, our insurance premiums and retentions may increase, we may not be able to obtain similar levels of insurance on reasonable terms, or at all, and we may choose insurance policies that result in more risk for us. Any substantial inadequacy of, or inability to obtain, insurance coverage could have an adverse effect on our business, financial condition, and results of operations.

There are certain types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure, including any wage and hour or other similar employment-based claims brought by current or former employees as well as certain natural disasters in some of our markets—for example, flood and hurricane insurance in markets such as Houston or South Florida. Such losses could have an adverse effect on our business, financial condition, and results of operations. Although we have obtained directors’ and officers’ liability insurance, builders risk insurance, workers compensation insurance, automobile insurance, employment practices liability insurance, and cyber insurance, we may not be able to maintain such coverage at a reasonable cost in the future, if at all. We may not receive adequate coverage or reimbursement from our insurers for potential issues that are beyond our control. It may be more costly for us to obtain certain types of insurance that protect against unforeseen cultural events, and we cannot be sure that additional restaurant closures and damage will not occur in the future. Failure to maintain adequate insurance, including directors’ and officers’ liability insurance, would likely adversely affect our ability to attract and retain qualified officers and directors. In addition, we routinely contract with third parties, including distributors and suppliers of produce, poultry and other dry goods, and these third parties may not maintain sufficient liability insurance policies to cover potential claims that may affect us, and we may not have adequate contractual recourse against such parties to cover such losses.

Acquisitions could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our results of operations and expansion prospects.

We may in the future make acquisitions of other companies, technologies, or products. Competition within our industry for acquisitions of businesses, technologies in areas such as automation and logistics, and assets (including retail spaces) may become intense, and we have limited experience in acquisitions. As such, even if we are able to identify a target for acquisition, we may not be able to complete the acquisition on commercially reasonable terms, or such target may be acquired by another company including, potentially, one of our competitors. Negotiations for such potential acquisitions may result in diversion of management time and significant out-of-pocket costs. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by customers, employees or investors or result in the incurrence of significant other liabilities. We may expend significant cash or incur substantial debt to finance such acquisitions, which indebtedness may restrict our business or require the use of available cash to make interest and principal payments. In addition, we may finance or otherwise complete acquisitions by issuing equity or convertible debt securities, which may result in further dilution of our existing stockholders. If we fail to evaluate and execute acquisitions successfully or fail to successfully address any of these risks, our results of operations and expansion prospects may be harmed.

Adverse developments in applicable tax laws could have a material and adverse effect on our business, financial condition, and results of operations. Our effective tax rate could also change materially as a result of various evolving factors, including changes in income tax law resulting from the most recent U.S. presidential and congressional elections or changes in the scope of our operations.

We and our corporate subsidiaries are subject to income and non-income taxation, in each case, at the federal level and by certain states and municipalities because of the scope of our operations. In determining our tax liability for these jurisdictions, we must monitor changes to the applicable tax laws and related regulations. While our existing operations have been implemented in a manner we believe is in compliance with current prevailing laws, one or more taxing jurisdictions could seek to impose incremental or new taxes on us. In addition, as a result of the most recent presidential and congressional elections in the United States, there could be significant changes in tax law and regulations that could result in an additional federal income taxes being imposed on us. Any adverse developments in these laws or regulations, including legislative changes, judicial holdings, or administrative interpretations, could have a material and adverse effect on our business, financial condition, and results of operations. Finally, changes in the scope of our operations, including expansion to new geographies, could increase the amount of taxes to which we are subject, and could increase our effective tax rate.

We are subject to review and audit by U.S. federal, state, and local tax authorities and could be subject to a future tax audit in these jurisdictions. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements; and

•	exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of the extended transition period for adopting new or revised accounting standards under the JOBS Act as an emerging growth company. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of this offering; (ii) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our Class A common stock could decline.

The market price and trading volume of our Class A common stock following the completion of this offering will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our Class A common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our Class A common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy, and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations regarding our revenue, restaurant operating costs, operating expenses, and other results of operations, as well as our key operating metrics;

•	our expectations regarding our sales channel mix and impact on our margins and business;

•	our expectations regarding the COVID-19 pandemic, including the continued rise in activity across our restaurants as restrictions ease and vaccinations accelerate;

•	our expectations about customer behavior trends;

•	our plan to open at least 30 domestic, company-owned restaurants in 2021 and to approximately double our current footprint of restaurants over the next three to five years;

•	our plan to diversify our store formats by adding drive-thru and pick-up only locations, and to bring sweetgreen into a wider variety of trade zones;

•

our belief that sweetgreen is well positioned to be a category-defining food brand for the future and that sweetgreen has the potential to be a leading global restaurant and lifestyle brand that will make an impact on the future of food;

•	our bold vision to be as ubiquitous as traditional fast food, but with the transparency and quality that consumers increasingly expect;

•	our commitment to becoming carbon neutral by the end of 2027;

•	industry and market trends and our anticipated market opportunity;

•	the costs and success of our sales and marketing efforts and our ability to promote our brand;

•	our plan to continue fostering new collaborations with cultural influencers who believe in our mission;

•	our belief that we have a durable competitive advantage as we grow;

•	potential future investments in our business, our anticipated capital expenditures, and our estimates regarding our capital requirements;

•	our ability to effectively manage and scale our supply chain;

•	our growth strategies, including those related to our restaurant footprint, brand awareness, digital users, menu offerings, and profitability and financial returns; and

•	our expected use of proceeds from this offering.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment.

New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

MARKET, INDUSTRY, AND OTHER DATA

This prospectus contains statistical data and estimates that are based on independent industry publications or other publicly available information. While we believe the industry and market data included in this prospectus are reliable and are based on reasonable assumptions, this data involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. In some cases, we do not expressly refer to the sources from which this data is derived. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Among other items, certain of the information included in this prospectus was published prior to the outbreak of the COVID-19 pandemic and did not anticipate the virus or its impacts. These and other factors could cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional shares of our Class A common stock from us in full) based on an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the assumed initial public offering price of $         per share remains the same, and after deducting the estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds we receive from this offering to acquire complementary businesses, products, services, or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time.

We will have broad discretion over how to use the net proceeds we receive from this offering. We intend to invest the net proceeds we receive from this offering that are not used as described above in investment-grade, interest- bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions (including any restrictions in our then-existing debt arrangements), capital requirements, business prospects, and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 27, 2021:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the reclassification of our common stock into Class B common stock, (ii) the automatic conversion of             outstanding shares of preferred stock into an equivalent number of shares of Class B common stock, (iii) the issuance of              shares of Class B common stock, which is the maximum number of shares issuable upon the automatic net exercise of outstanding Series J preferred stock warrants in connection with this offering, and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments described above and (ii) our receipt of $         million in estimated net proceeds from the sale of              shares of Class A common stock that we are offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

June 27, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
(in thousands except share and per share amounts)
Cash and cash equivalents	$	$	$

Preferred stock, $0.001 par value, shares authorized, shares issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value, no shares authorized, issued, and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted
Common stock, $0.001 par value, shares authorized, shares issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted

Class A common stock, $0.001 per share: no shares authorized, issued and outstanding, actual;              shares authorized, no shares issued and outstanding, pro forma;              shares authorized,              shares issued and outstanding, pro forma as adjusted

Class B common stock, $0.001 per share: no shares authorized, issued and outstanding, actual;              shares authorized, no shares issued and outstanding, pro forma;              shares authorized,              shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive income

Total stockholders’ (deficit) equity

Total capitalization	$	$	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $         million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $         million, assuming the assumed initial public offering price of $         per share remains the same, and after deducting the estimated underwriting discounts and commissions.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering on a pro forma and pro forma as adjusted basis is based on no shares of Class A common stock and              shares of Class B common stock outstanding as of June 27, 2021, and excludes:

•	shares of Class B common stock issuable on the exercise of stock options outstanding as of June 27, 2021 under our 2009 Plan, with a weighted-average exercise price of $ per share;

•	shares of our Class B common stock issuable on the exercise of stock options outstanding as of June 27, 2021 under our 2019 Plan, with a weighted-average exercise price of $ per share;

•	shares of our Class B common stock issuable on the exercise of stock options issued after June 27, 2021 under our 2019 Plan, with a weighted-average exercise price of $ per share;

•	shares of our Class B common stock issuable on the exercise of warrants to purchase shares of our common stock outstanding as of June 27, 2021;

•	shares of our Class B common stock issuable on the exercise of warrants to purchase shares of our Series F preferred stock outstanding as of June 27, 2021;

•

             shares of Class A common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering, plus any future increases in the number of shares of Class A common stock reserved for issuance thereunder and any shares underlying outstanding stock awards granted under our 2009 Plan or 2019 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans”; and

•

             shares of Class A common stock reserved for issuance under our ESPP, which will become effective in connection with this offering, plus any future increases in the number of shares of Class A common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans.”

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

As of June 27, 2021, our historical net tangible book value (deficit) was              million, or ($            ) per share, based on             shares of common stock issued and outstanding as of such date. Our historical net tangible book value (deficit) per share represents total tangible assets, less total liabilities and preferred stock, divided by the aggregate number of shares of common stock outstanding as of December 27, 2020.

Our pro forma net tangible book value as of June 27, 2021 was $             million, or $             per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of June 27, 2021, after giving effect to (i) the automatic conversion of             shares of preferred stock into an equivalent number of shares of Class B common stock and (ii) the issuance of             shares of Class B common stock, which is the maximum number of shares issuable upon the automatic net exercise of outstanding preferred stock warrants in connection with this offering.

After giving effect to the sale by us of              shares of Class A common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 27, 2021 would have been $             million, or $             per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to new investors purchasing Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors purchasing Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 27, 2021	$
Increase in net tangible book value per share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of June 27, 2021
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors purchasing shares in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $         per share and increase (decrease) the immediate dilution to new investors by $         per share, in each case assuming the number of shares

of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase of 1.0 million shares in the number of shares of Class A common stock offered by us would increase our pro forma as adjusted net tangible book value by approximately $         per share and decrease the dilution to new investors by approximately $         per share, and each decrease of 1.0 million shares in the number of shares of Class A common stock offered by us would decrease our pro forma as adjusted net tangible book value by approximately $         per share and increase the dilution to new investors by approximately $         per share, in each case assuming the assumed initial public offering price of $         per share remains the same, and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares of Class A common stock from us in full, our pro forma as adjusted net tangible book value as of June 27, 2021 would be $         per share, and the immediate dilution in pro forma net tangible book value per share to new investors in this offering would be $         per share.

The following table summarizes, as of June 27, 2021, on a pro forma as adjusted basis as described above, the number of shares of our Class A common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors acquiring our Class A common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors					$

Totals		100.0%		$100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by $         million, assuming the assumed initial public offering price of $         per share remains the same, and after deducting the estimated underwriting discounts and commissions. In addition, to the extent any outstanding options to purchase Class B common stock are exercised, new investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. If the underwriters exercise their option to purchase additional shares of Class A common stock in full from us, our existing stockholders would own        % and our new investors would own        % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and              shares of Class B common stock outstanding as of June 27, 2021, and excludes:

•	shares of Class B common stock issuable on the exercise of stock options outstanding as of June 27, 2021 under our 2009 Plan, with a weighted-average exercise price of $ per share;

•	shares of our Class B common stock issuable on the exercise of stock options outstanding as of June 27, 2021 under our 2019 Plan, with a weighted-average exercise price of $ per share;

•	shares of our Class B common stock issuable on the exercise of stock options issued after June 27, 2021 under our 2019 Plan, with a weighted-average exercise price of $ per share;

•	shares of our Class B common stock issuable on the exercise of warrants to purchase shares of our common stock outstanding as of June 27, 2021;

•	shares of our Class B common stock issuable on the exercise of warrants to purchase shares of our Series F preferred stock outstanding as of June 27, 2021;

•

             shares of Class A common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering, plus any future increases in the number of shares of Class A common stock reserved for issuance thereunder and any shares underlying outstanding stock awards granted under our 2009 Plan or 2019 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans”; and

•

             shares of Class A common stock reserved for issuance under our ESPP, which will become effective in connection with this offering, plus any future increases in the number of shares of Class A common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans.”

To the extent that any outstanding options are exercised or new options are issued under our stock-based compensation plans, or that we issue additional shares of capital stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2009 Plan and 2019 Plan as of June 27, 2021 were exercised then our existing stockholders, including the holders of these options, would own        %, and our new investors would own         %, of the total number of shares of our capital stock outstanding following the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and in other parts of this prospectus. Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” the “Company,” or “sweetgreen” refer to Sweetgreen, Inc. and its subsidiaries.

Our fiscal year is a 52- or 53-week period that ends on the Sunday closest to the last day of December. Fiscal year 2020 was a 52-week period that ended December 27, 2020, and fiscal year 2019 was a 52-week period that ended December 29, 2019. In a 52-week fiscal year, each quarter includes 13 weeks of operations. In a 53-week fiscal year, the first, second, and third quarters each include 13 weeks of operations, and the fourth quarter includes 14 weeks of operations.

Overview

sweetgreen is one of the fastest-growing restaurant companies in the United States. As of December 27, 2020, we owned and operated 119 restaurants in 12 states and the District of Columbia, and employed over 4,000 team members. We grew our restaurant count from 29 restaurants as of the end of fiscal year 2014 to 104 restaurants as of the end of fiscal year 2019, representing a 29% compound annual growth rate (“CAGR”). Our Average Unit Volume expanded from $1.6 million as of the end of fiscal year 2014 to $3.0 million as of the end of fiscal year 2019, representing a 12% CAGR. Our revenue also grew from $42 million to $274 million during the same period, representing a 46% CAGR. As a result of strategic investments in our corporate infrastructure to support our ability to rapidly scale our business going forward, our net loss during the same period increased from $5 million to $68 million. For information regarding our fiscal year 2020 financial performance, please see “Fiscal Year 2020 and the COVID-19 Pandemic” below.

We have also achieved strong unit economics during this sustained period of rapid growth. We reported a 4-Wall EBITDA Margin of 16% fleetwide for fiscal year 2019, in addition to a $3.0 million AUV. In addition, our restaurants opened from         to        delivered average Cash-on-Cash Returns of         %. As we continue to expand, we plan to target Cash-on-Cash Returns of        % based on AUVs of $             million, 4-Wall EBITDA Margins of         % and an average investment of $            million per new restaurant.

We believe we have significantly enhanced the productivity of our restaurants by unlocking multiple channels so that we can meet our customers where they are. Sales from our Owned Digital Channels contributed 43% and 56% of our fiscal year 2019 and fiscal year 2020 revenue, respectively. When including orders placed on our Marketplace Delivery Channel, this digital share increases to 50% and 75% of our fiscal year 2019 and fiscal year 2020 revenue, respectively.

Going forward, we believe we are well-positioned to continue to open new restaurants, which we expect to drive growth in our 4-Wall EBITDA, while also growing our AUVs. We also believe we have the opportunity to further expand our 4-Wall EBITDA Margin by implementing restaurant-level efficiencies, including enhanced labor management and store layouts. To date, we have invested significantly in our operating infrastructure, including our sweetgreen Support Center, which is the primary driver of our general and administrative expenses. We believe this investment has positioned us to rapidly scale our business, and we expect our revenue growth rate to outpace the rate of increased general and administrative expenses, resulting in Adjusted EBITDA Margin improvement.

Factors Affecting Our Business

Expanding Restaurant Footprint

Opening new restaurants is an important driver of our revenue growth. In 2020, we had 15 Net New Restaurant Openings, bringing our total count as of December 27, 2020 to 119 restaurants in 12 states and the District of Columbia.

We believe we are still in the very nascent stage of our journey, and that one of our greatest immediate opportunities is to grow our footprint in both existing and new U.S. markets and, over time, internationally. From the end of fiscal year 2014 through the end of fiscal year 2019, we had 75 Net New Restaurant Openings. We plan to open at least 30 domestic, company-owned restaurants in 2021 and to approximately double our current footprint of restaurants over the next three to five years.

Real Estate Selection

We utilize a rigorous, data-driven real estate selection process to identify new restaurant sites with both high anticipated foot traffic and proximity to workplaces and residences that support our multi-channel approach. Our system-wide fiscal year 2019 AUV was $3.0 million.

We have found that as we open more locations in the same geographic market it not only unlocks new customers, but more importantly reinforces the habitual nature of our offering, leading to an increase of revenue and AUVs across our locations in that market. For example, in our largest metropolitan market, New York, we grew our footprint from 7 to 29 restaurants between fiscal year 2015 and fiscal year 2019, while also growing our AUV in New York from $3.5 million to $4.6 million over the same period.

Macroeconomic Conditions

Consumer spending on food outside the home fluctuates with macroeconomic conditions. Consumers tend to allocate higher spending to food outside the home when macroeconomic conditions are stronger, and rationalize spending on food outside the home during weaker economies. As a premium offering in the fast-casual industry, we are exposed both to consumers trading the convenience of food away from home for the cost benefit of cooking, and to consumers selecting less expensive fast-casual alternatives during weaker economic periods. Throughout our 15-year history, our customers have demonstrated a willingness to pay a premium for a craveable, convenient, and healthier alternative to traditional fast-food and fast-casual offerings.

While we have been able to partially offset inflation and other increases, such as wage increases, in the costs of core operating resources by gradually increasing menu prices, coupled with more efficient purchasing practices, productivity improvements, and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. In particular, macroeconomic conditions could make additional menu price increases imprudent. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our customers without any resulting change to their visit frequencies or purchasing patterns.

Seasonality

Our revenue fluctuates as a result of seasonal factors. Historically, our revenue is lower in the first and fourth quarters of the year due, in part, to the holiday season and the fact that fewer people eat out during periods of inclement weather (the winter months) than during periods of mild to warm weather (the spring, summer, and fall months). In addition, a core part of our menu, salads, has proven to be more popular among consumers in the warmer months.

Sales Channel Mix

Our revenue is derived from sales of food and beverage to customers through our five sales channels. There have been historical fluctuations in the mix of sales between our various channels. For example, during the COVID-19 pandemic, we have experienced a significant increased percentage of sales through our Owned Digital and Marketplace Delivery Channels. Due to the fact that our Native Delivery, Outpost, and Marketplace Delivery Channels require the payment of third-party fees in order to fulfill deliveries, sales through these channels have historically negatively impacted our margins. If we continue to see a more permanent shift in sales through these channels, our margins may continue to decrease. However, over time, we expect that as we scale our Native Delivery, Outpost, and Marketplace Delivery Channels, we will achieve improved economics through these channels and our relative margins will improve. Although our margins from sales through our Native Delivery Channel have historically been lower than margins from sales through our Marketplace Delivery Channel, we expect our margins from sales through our Native Delivery Channel to improve and potentially achieve higher margins than sales through our Marketplace Delivery Channel in the future.

Fiscal Year 2020 and the COVID-19 Pandemic

As a result of the COVID-19 pandemic in the United States, many jurisdictions implemented measures to combat the COVID-19 outbreak, including travel bans, shelter-in-place orders, and restrictions on restaurant operations. We took several actions in fiscal year 2020 in response to these measures, including: reducing the operations of our restaurants, including shifting to a digital pick-up and delivery operating model in many locations and temporarily closing certain sweetgreen locations as needed; deferring rent payments on the majority of our leased properties for the months of April, May and June; undergoing a cost restructuring plan that included a temporary furlough of approximately 2,000 of our restaurant employees for up to 90 days and terminating approximately 100 employees at our sweetgreen Support Center; implementing strict sanitation and safety standards across our restaurants to protect our customers and team members; and providing up to 14 days of voluntary paid wellness leave for COVID-19-related circumstances for our team members as well as $1 per hour of supplemental “Hero Pay” during the summer.

The COVID-19 pandemic had a significant impact on our results of operations for fiscal year 2020. In particular, our In-Store and Outpost Channels were materially and adversely impacted due to shelter-in-place orders and the resulting decline in foot traffic and lower office occupancy, particularly in large urban centers like New York City. In addition, in certain locations, we had temporary restaurant closures due to other factors such as political and civil disturbances and inclement weather. This negative impact was partially offset by a surge in activity across our Owned Digital and Marketplace Delivery Channels, which contributed 56% and 18%, respectively, of our revenue in fiscal year 2020 compared to 43% and 7%, respectively, of our revenue in fiscal year 2019. In part due to the strength of our multiple digital channels, we were able to maintain over 80% of our fiscal year 2019 revenue in fiscal year 2020. We expect that many of our customers that converted to transacting via our Owned Digital Channels during this period will continue this behavior going forward as we believe our Owned Digital Channels provide the best ordering experience for our customers.

We have entered into agreements with certain landlords with respect to a majority of our leased properties affected by the rent deferrals. We recorded $5.1 million of rent deferrals within accrued expenses in fiscal year 2020. Rent abatements are recorded within general and administrative expenses within the consolidated statement of operations and our recognition of rent abatements did not have a material impact on our consolidated financial statements for fiscal year 2020. We are continuing to negotiate with certain of our landlords for rent concessions and abatements, but we do not expect any future negotiated deferrals or abatements to have a material impact on our consolidated financial results. We did not permanently close any restaurants in response to the COVID-19 pandemic, and as of December 27, 2020 all of our restaurants had reopened. We also had 15 Net New Restaurant Openings across existing and new markets during 2020.

Due to the rapid development and fluidity of this situation, we cannot determine the ultimate impact that the COVID-19 pandemic will have on our consolidated financial condition, liquidity, and future results of operations. Please see the section titled “Risk Factors” for more information regarding risks associated with the COVID-19 pandemic.

Key Performance Metrics

We track the following key business metrics and non-GAAP financial measures to evaluate our performance, identify trends, formulate financial projections, and make strategic decisions. We believe that these key business metrics, which includes certain non-GAAP financial measures, provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team. These key business metrics and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled metrics or measures presented by other companies. A reconciliation of 4-Wall EBITDA, 4-Wall EBITDA Margin, Adjusted EBITDA, and Adjusted EBITDA Margin to net income (loss), the most directly comparable financial measure stated in accordance with GAAP is provided in “—Non-GAAP Financial Measures.”

(dollar amounts in thousands, unless stated otherwise)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019
Net New Restaurant Openings	15	15
Average Unit Volume	$2,175	$2,955
Same-Store Sales Growth (%)	(26%)	14%
4-Wall EBITDA	$(8,702)	$43,975
4-Wall EBITDA Margin (%)	(4%)	16%
Adjusted EBITDA	$(102,932)	$(40,939)
Adjusted EBITDA Margin (%)	(47%)	(15%)
Total Digital Revenue Percentage	75%	50%
Owned Digital Revenue Percentage	56%	43%

Net New Restaurant Openings

Net New Restaurant Openings reflect the number of new sweetgreen restaurant openings during a given reporting period, net of any sweetgreen restaurant closures during the same given period. Before we open new restaurants, we incur pre-opening costs, as further described below.

Average Unit Volume

AUV is defined as the average trailing revenue for the prior four fiscal quarters for all restaurants in the Comparable Restaurant Base. The measure of AUV allows us to assess changes in guest traffic and per transaction patterns at our restaurants. Comparable Restaurant Base for any measurement period is defined as all restaurants that have operated for at least 12 full months as of the end of such measurement period, other than any restaurants that had a material, temporary closure during the relevant measurement period. In fiscal year 2020, as a result of material, temporary closures due to the COVID-19 pandemic, 19 restaurants were excluded from our Comparable Restaurant Base.

Same-Store Sales Growth

Same-Store Sales Growth reflects the percentage change in year-over-year revenue for the relevant fiscal period for all restaurants that have operated for at least 13 full months as of the end of such fiscal period; provided, that for any restaurant that has had a temporary closure during any fiscal period, such fiscal period, as well as the corresponding fiscal period for the prior fiscal year, will be excluded when calculating Same-Store Sales Growth for that restaurant. This measure highlights the performance of existing restaurants, while excluding the impact of new restaurant openings and closures. In fiscal year 2020, as a result of temporary restaurant closures of 56 restaurants due to political and civil disturbances during the second quarter of 2020, one week was excluded from the Same-Store Sales Growth for such restaurants in 2020, as well as the corresponding week in the prior fiscal year.

4-Wall EBITDA and 4-Wall EBITDA Margin

We define 4-Wall EBITDA as net income (loss) adjusted to exclude interest income, interest expense, provision for (benefit from) income taxes, other expense, general and administrative expense, depreciation and amortization, pre-opening costs, impairment of long-lived assets, and loss on disposal of property and equipment. 4-Wall EBITDA Margin is 4-Wall EBITDA as a percentage of revenue.

As it excludes general and administrative expense, which is primarily attributable to our sweetgreen Support Center, we evaluate 4-Wall EBITDA and 4-Wall EBITDA Margin as a measure of profitability of our restaurants.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net income (loss) adjusted to exclude interest income, interest expense, provision for (benefit from) income taxes, depreciation and amortization, stock-based compensation expense, loss (gain) on disposal of property and equipment, impairment of long-lived assets, pre-opening costs, and other expense. Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

Total Digital Revenue Percentage and Owned Digital Revenue Percentage

Our Total Digital Revenue Percentage is the percentage of our revenue attributed to purchases made through our Total Digital Channels. Our Owned Digital Revenue Percentage is the percentage of our revenue attributed to purchases made through our Owned Digital Channels.

Components of Results of Operations

Revenue

We recognize food and beverage revenue, net of discounts and incentives, when payment is tendered at the point of sale as the performance obligation has been satisfied, through our three disaggregated revenue channels: Owned Digital Channels, In-Store-Channel (Non-Digital component), and Marketplace Delivery Channel. Provisions for discounts are provided for in the same period the related sales are recorded. Sales taxes and other taxes collected from customers and remitted to governmental authorities are presented on a net basis, and as such, are excluded from revenue. We expect revenue to increase as we focus on opening additional restaurants, as well as investments in our Owned Digital Channels to attract new customers and increase order frequency in our existing customers.

Gift Cards

We also sell gift cards that do not have an expiration date. Upon sale, gift cards are recorded as unearned revenue and included within gift card liability in the accompanying consolidated balance sheets. The revenue from gift cards is recognized when redeemed by customers or when the likelihood of the redemption of a gift card is remote and there is not a legal obligation to remit the unredeemed gift card balance to the relevant jurisdiction. We do not recognize breakage related to the sale of gift cards due to the immateriality of the amount remaining after escheatment.

sweetgreen Rewards

Through the first quarter of 2021, we had a loyalty program whereby customers accumulate loyalty rewards for digital purchases made through our Owned Digital Channels. Previously, a sweetgreen rewards customer had 120 days to accumulate the necessary amount of purchases for a reward, and the reward expired after 120 days. During the first quarter of 2020, we changed our redemption policy such that a customer now had 30 days to accumulate the necessary amount of purchases for a reward and the reward expires after 30 days. The loyalty points represent a material right. We defer revenue associated with the relative estimated standalone selling price of the loyalty points, which is estimated as the value of the loyalty reward, net of loyalty related purchases not expected to be redeemed. We estimate loyalty purchases not expected to be redeemed based on historical company-specific data. Revenue is recognized when the reward is redeemed or expires. In the first quarter of 2021, we ended our loyalty program.

Delivery

All of our restaurant locations offer a delivery option. Delivery services are fulfilled by third-party service providers whether delivery is ordered through our Native Delivery Channel or Marketplace Delivery Channel. With respect to Native Delivery Channel sales, we control the delivery services and recognize revenue, including delivery revenue, when the delivery partner transfers food or beverage to the customer. For these sales, we receive payment directly from the customer at the time of sale. With respect to Marketplace Delivery Channel sales, we recognize revenue, excluding delivery fees collected by the delivery partner as we do not control the delivery service, when control of the food or beverage is delivered to the end customer. We receive payment from the delivery partner subsequent to the transfer of food and the payment terms are short-term in nature. For all delivery sales, we are considered the principal and recognize the revenue on a gross basis. Although our margins from sales through our Native Delivery Channel have historically been lower than margins from sales through our Marketplace Delivery Channel, we expect our margins from sales through our Native Delivery Channel to improve and potentially achieve higher margins than sales through our Marketplace Delivery Channel in the future.

Restaurant Operating Costs, Exclusive of Depreciation and Amortization

Food, Beverage, and Packaging

Food, beverage, and packaging costs include the direct costs associated with food, beverage, and packaging of our menu items. We anticipate food, beverage and packaging costs on an absolute dollar basis will increase for the foreseeable future to the extent we experience additional in-store orders as restrictions related to the COVID-19 pandemic ease, as we open additional restaurants, and as a result our revenue grows. However, food, beverage, and packaging costs as a percentage of revenue may vary, as these costs are impacted by menu mix and fluctuations in commodity costs, as well as geographic scale and proximity.

Labor and Related Expenses

Labor and related expenses include salaries, benefits, payroll taxes, workers compensation expenses, and other expenses related to our restaurant employees. As with other variable expense items, we expect labor costs to grow as our revenue grows. Factors that influence labor costs include minimum wage and payroll tax legislation, health care costs, and size and location of our restaurants.

Occupancy and Related Expenses

Occupancy and related expenses consist of restaurant-level occupancy expenses (including rent, common area expenses and certain local taxes), maintenance and utilities, and exclude occupancy expenses associated with unopened restaurants, which are recorded separately in pre-opening costs. We anticipate occupancy and related expenses on an absolute dollar basis will increase for the foreseeable future to the extent we continue to open new restaurants and revenue grows. Occupancy and related expenses as a percentage of revenue are impacted by geographic location, type of restaurant build, and revenue increases.

Other Restaurant Operating Costs

Other restaurant operating costs include other operating expenses incidental to operating our restaurants, such as third-party delivery fees, non-perishable supplies, repairs and maintenance, restaurant-level marketing, credit card fees and property insurance. We expect that other restaurant operating costs will increase on an absolute dollar basis for the foreseeable future to the extent we continue to open new restaurants and our revenue grows. Other restaurant operating costs as a percentage of revenue are expected to increase in line with growth in our Native Delivery, Outpost, and Marketplace Delivery Channels, as these channels are impacted by third-party delivery fees. However, as revenue increases, we expect that other restaurant operating costs, such as repairs and maintenance and property insurance, as a percentage of revenue will decline.

Operating Expenses

General and Administrative

General and administrative expenses consist primarily of operations, finance, legal, human resources, administrative personnel, and other personnel costs that support restaurant development and operations, as well as stock-based compensation expense and brand-related marketing. We expect that general and administrative expenses will increase on an absolute dollar basis and vary from period to period as a percentage of revenue for the foreseeable future as we focus on processes, systems, and controls to enable our internal support functions to scale with the growth of our business. We expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general liability and director and officer insurance, investor relations, and professional services. While we expect that our general and administrative expenses will increase in absolute dollars as our business grows, as a percentage of revenue, we expect these expenses to vary from period to period and decrease over time.

Depreciation and Amortization

Depreciation and amortization include the depreciation of fixed assets, including leasehold improvements and equipment, and the amortization of external costs and certain internal costs directly associated with developing computer software applications for internal use. We expect that depreciation and amortization expenses will increase on an absolute dollar basis as we continue to build new restaurants and make investments in our digital platform.

Pre-Opening Costs

Pre-opening costs primarily consist of rent, wages, travel for training and restaurant opening teams, food, marketing, and other restaurant costs that we incur prior to the opening of a restaurant. These expenses will increase in proportion to the increase of our new restaurant openings. These costs are expensed as incurred. We expect that pre-opening costs will increase on an absolute dollar basis as we continue to build new restaurants and enter new markets.

Impairment of Long-Lived Assets

Impairment of long-lived assets includes impairment charges related to our long-lived assets, which include property and equipment.

Loss on Disposal of Property and Equipment

Loss on disposal of property and equipment includes the net book value of assets that have been retired and consists primarily of furniture, equipment and fixtures that were replaced in the normal course of business.

Interest Income and Interest Expense

Interest income consists of interest earned on our cash and cash equivalents. Interest expense includes mainly the interest incurred on our outstanding indebtedness, as well as amortization of deferred financing costs, mainly debt origination and commitment fees.

Other Expense

Other expenses consist primarily of changes in the fair value of our preferred warrant liability. We expect to remeasure the liability associated with our outstanding warrants each quarter until they are exercised. In connection with our initial public offering, all outstanding warrants for our preferred stock will be either automatically exercised for no consideration or converted to warrants for our common stock and, as a result, we do not expect to incur these expenses as a public company.

Income Tax Provision

Our income tax provision consists primarily of federal and state income taxes. We have a net deferred tax asset position prior to valuation allowance considerations, consisting primarily of net operating loss carryforwards. For additional discussion, see Note 13 to our consolidated financial statements included elsewhere in this prospectus.

Results of Operations

Comparison of Fiscal Year 2020 and Fiscal Year 2019

The following table summarizes our results of operations for fiscal year 2020 and fiscal year 2019:

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019	Dollar Change	Percentage Change
Revenue	$220,615	$274,151	$(53,536)	(20%)

Restaurant operating costs (exclusive of depreciation and amortization presented separately below):
Food, beverage, and packaging	66,154	83,966	(17,812)	(21%)
Labor and related expenses	83,691	86,547	(2,856)	(3%)
Occupancy and related expenses	43,775	37,050	6,725	18%
Other restaurant operating costs	35,697	22,613	13,084	58%

Total cost of restaurant operations	229,317	230,176	(859)	0%

Operating expenses:
General and administrative	99,142	88,818	10,324	12%
Depreciation and amortization	26,851	19,416	7,435	38%
Pre-opening costs	4,551	5,405	(854)	(16%)
Impairment of long-lived assets	1,456	-	1,456	100%
Loss on disposal of property and equipment	891	409	482	118%

Total operating expenses	132,891	114,048	18,843	17%

Loss from operations	(141,593)	(70,073)	(71,520)	102%
Interest income	(1,018)	(2,724)	1,706	(63%)
Interest expense	404	88	316	359%
Other expense	245	480	(235)	(49%)

Loss from operations before income taxes	(141,224)	(67,917)	(73,307)	108%
Income tax provision	-	-	-	100%

Net loss	$(141,224)	$(67,917)	$(73,307)	108%

Revenue

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019	Percentage Change
Revenue	$220,615	$274,151	(20%)

Average Unit Volume	2,175	2,955	(26%)
Same-Store Sales Growth	(26%)	14%	(41%)

The decrease in revenue in fiscal year 2020 was primarily due to a decline in Comparable Restaurant Base revenue of $65 million, resulting in negative Same-Store Sales Growth of (26)%, due to the impact of a decline in foot traffic, temporary restaurant closures and reduced office frequency as a result of stay-at-home orders and other restrictions due to the COVID-19 pandemic, which primarily impacted our In-Store Channel. Revenue from our Owned Digital Channels and Marketplace Delivery Channel increased by $27.8 million, which partially offset the decline in AUV, as many customers migrated to the convenience of these channels from our In-Store Channel. These decreases were further partially offset by $12 million of incremental revenue associated with 15 Net New Restaurant Openings during fiscal year 2020 and the 15 Net New Restaurant Openings in fiscal year 2019 that are not reflected in Same-Store Sales Growth for fiscal year 2020.

Restaurant Operating Costs

Food, Beverage, and Packaging

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019	Percentage Change
Food, beverage, and packaging	$66,154	$83,966	(21%)
As a percentage of total revenue	30%	31%	(1%)

The decrease in food, beverage, and packaging costs for fiscal year 2020 was primarily due to a $16.5 million decrease in food and beverage costs and a $1.3 million decrease in packaging costs. This was primarily due to a decline in revenue volume related to the COVID-19 pandemic, partially offset by the higher packaging costs for delivery and Outpost Channel orders.

As a percentage of revenue, the decrease in food, beverage, and packaging costs for fiscal year 2020 was primarily due to the impact of a 2.5% menu pricing increase during fiscal year 2020, partially offset by the cost increases stated above.

Labor and Related Expenses

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019	Percentage Change
Labor and related expenses	$83,691	$86,547	(3%)
As a percentage of total revenue	38%	32%	6%

The decrease in labor and related expenses for fiscal year 2020 was primarily due to a reduction in staffing expenses across all restaurant locations. This was mostly due to lower headcount during a portion of fiscal year 2020 as a result of the furloughs associated with our cost restructuring plan implemented in the second fiscal quarter of 2020 in response to the COVID-19 pandemic. These decreases were partially offset by 15 Net New Restaurant Openings during fiscal year 2020, the full fiscal year effects of the 15 Net New Restaurant Openings in fiscal year 2019 that are not reflected in Same-Store Sales Growth for fiscal year 2020, as well as the costs incurred for wellness leave for COVID-19-related circumstances for our team members as well as $1 per hour of supplemental “Hero Pay” in the summer of 2020.

As a percentage of revenue, the increase in labor and related expenses for fiscal year 2020 was primarily due to comparatively lower revenue associated with the impact of the COVID-19 pandemic, as well as the increases and incremental costs stated above.

Occupancy and Related Expenses

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019	Percentage Change
Occupancy and related expenses	$43,775	$37,050	18%
As a percentage of total revenue	20%	14%	6%

The increase in occupancy and related expenses for fiscal year 2020 was primarily due to the 15 Net New Restaurant Openings during fiscal year 2020 and the full fiscal year effects of the 15 Net New Restaurant Openings in fiscal year 2019 that are not reflected in Same-Store Sales Growth for fiscal year 2020.

As a percentage of revenue, the increase in occupancy and related expenses for fiscal year 2020 was primarily due to comparatively lower revenue associated with the impact of the COVID-19 pandemic, as well as the increases stated above.

Other Restaurant Operating Costs

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019	Percentage Change
Other restaurant operating costs	$35,697	$22,613	58%
As a percentage of total revenue	16%	8%	8%

The increase in other costs of operations for fiscal year 2020 was primarily due to higher delivery fees due to digital growth associated with the COVID-19 pandemic, higher supplies spent on COVID-19 safety measures for our employees and customers, as well as the 15 Net New Restaurant Openings during fiscal year 2020 and the full fiscal year effects of the 15 Net New Restaurant Openings in fiscal year 2019 that are not reflected in Same-Store Sales Growth for fiscal year 2020.

As a percentage of revenue, the increase in other costs of operations for fiscal year 2020 was primarily due to comparatively lower revenue associated with the impact of the COVID-19 pandemic, as well as the increases stated above.

Operating Expenses

General and Administrative

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019	Percentage Change
General and administrative	$99,142	$88,818	12%
As a percentage of total revenue	45%	32%	13%

The increase in general and administrative expenses for fiscal year 2020 was primarily due to a $2.5 million increase in COVID-19 related employee support costs, $2.3 million in severance related costs due to the COVID-19 pandemic, $2.3 million increase in management-related wages and benefits, $1.6 million of incremental costs incurred related to store closures and store damage from civil unrest, a $1.2 million increase in temporary labor costs, and a $1.0 million increase in stock-based compensation expense. These increases were partially offset by a $0.6 million decrease in other general and administrative expenses.

As a percentage of revenue, the increase in general and administrative expenses was primarily due to comparatively lower revenue associated with the impact of the COVID-19 pandemic, as well as the increase in general and administrative expenses stated above.

Depreciation and Amortization

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019	Percentage Change
Depreciation and amortization	$26,851	$19,416	38%
As a percentage of total revenue	12%	7%	5%

The increase in depreciation and amortization for fiscal year 2020 was primarily due to the incremental depreciation related to the 15 Net New Restaurant Openings during fiscal year 2020 and the 15 Net New Restaurant Openings in fiscal year 2019, and increase to internally developed software to support our digital growth.

As a percentage of revenue, the increase in depreciation and amortization for fiscal year 2020 was primarily due to comparatively lower revenue associated with the impact of the COVID-19 pandemic, as well as the increase in depreciation and amortization expenses stated above.

Pre-Opening Costs

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019	Percentage Change
Pre-opening costs	$4,551	$5,405	(16%)
As a percentage of total revenue	2%	2%	0%

The decrease in pre-opening costs for fiscal year 2020 was primarily due to lower rent costs for new restaurants, related to rent abatements obtained in connection with the COVID-19 pandemic and lower pre-opening-related activity due to the pandemic.

As a percentage of revenue, pre-opening costs were flat in fiscal year 2020 compared to fiscal year 2019, due to comparatively lower revenue related to the COVID-19 pandemic, offset by the decreases noted above.

Impairment of Long-Lived Assets

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019	Percentage Change
Impairment of long-lived assets	$1,456	$-	100%
As a percentage of total revenue	1%	0%	1%

The increase in impairment of long-lived assets for fiscal year 2020 was primarily due to asset impairment charges on property and equipment of $1.5 million related to one restaurant in New York City. The COVID-19 pandemic had a negative impact on our assumptions for future near-term restaurant level cash flows for certain restaurants which resulted in impairment of the long-lived assets of this restaurant.

Loss on Disposal of Property and Equipment

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019	Percentage Change
Loss on disposal of property and equipment	$891	$409	117.8%
As a percentage of total revenue	0%	0%	0%

The increase in loss on disposal of property and equipment is due to an increase in furniture, equipment and fixture replacements at multiple restaurants during fiscal year 2020.

Interest Income and Interest Expense

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019	Percentage Change
Interest income	$(1,018)	$(2,724)	(63%)
Interest expense	404	88	359%

Total interest (income) expense	(614)	(2,636)	(77%)

As a percentage of total revenue	(0%)	(1%)	1%

The decline in interest (income) expense is primarily due to lower average cash balances during fiscal year 2020, as well as higher outstanding debt balances on our revolver.

Other Expense

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019	Percentage Change
Other expense	$245	$480	(49%)
As a percentage of total revenue	0%	0%	0%

The decrease in other expense is due to an increase in the fair value of our preferred warrant liability as of December 27, 2020.

Non-GAAP Financial Measures

In addition to our consolidated financial statements, which are presented in accordance with GAAP, we present certain non-GAAP financial measures, including 4-Wall EBITDA, 4-Wall EBITDA Margin, Adjusted EBITDA, and Adjusted EBITDA Margin. We believe these measures are useful to investors and others in evaluating our performance because these measures:

•

facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or NOL), and the age and book depreciation of facilities and equipment (affecting relative depreciation expense);

•

are widely used by analysts, investors, and competitors to measure a company’s operating performance; are used by our management and board of directors for various purposes, including as measures of performance, as a basis for strategic planning and forecasting; and

•	are used internally for a number of benchmarks including to compare our performance to that of our competitors.

4-Wall EBITDA, 4-Wall EBITDA Margin, Adjusted EBITDA, and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. In particular, 4-Wall EBITDA and Adjusted EBITDA should not be viewed as substitutes for, or superior to, net incomes (loss) prepared in accordance with GAAP as a measure of profitability. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and 4-Wall EBITDA and Adjusted EBITDA do not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	4-Wall EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	4-Wall EBITDA and Adjusted EBITDA do not reflect the impact of the recording or release of valuation allowances or tax payments that may represent a reduction in cash available to us;

•	4-Wall EBITDA and Adjusted EBITDA do not consider the potentially dilutive impact of stock-based compensation;

•

Adjusted EBITDA does not take into account any income or costs that management determines are not indicative of ongoing operating performance, such as stock-based compensation; loss on disposal of property and equipment; impairment of long-lived assets; pre-opening costs; and certain other expenses; and

•	other companies, including those in our industry, may calculate 4-Wall EBITDA and Adjusted EBITDA differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider 4-Wall EBITDA, 4-Wall EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin alongside other financial performance measures, net income (loss), and our other GAAP results.

The following table sets forth a reconciliation of our net loss to 4-Wall EBITDA, as well as the calculation of net loss margin and 4-Wall EBITDA Margin for each of the periods indicated:

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019
Net loss	$(141,224)	$(67,917)
Add back:
Interest income	(1,018)	(2,724)
Interest expense	404	88
Other expense	245	480
General and administrative	99,142	88,818
Depreciation and amortization	26,851	19,416
Pre-opening costs	4,551	5,405
Impairment of long-lived assets	1,456	-
Loss on disposal of property and equipment	891	409

4-Wall EBITDA	$(8,702)	$43,975

Net loss margin	(64%)	(25%)
4-Wall EBITDA Margin	(4%)	16%

The following table sets forth a reconciliation of our net loss to Adjusted EBITDA, as well as the calculation of net loss margin and Adjusted EBITDA Margin for each of the periods indicated:

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019
Net loss	$(141,224)	$(67,917)
Non-GAAP adjustments:
Interest income	(1,018)	(2,724)
Interest expense	404	88
Depreciation and amortization	26,851	19,416
Stock-based compensation(1)	4,912	3,904
Loss on disposal of property and equipment(2)	891	409
Impairment of long-lived assets(3)	1,456	-
Pre-opening costs(4)	4,551	5,405
Other expense(5)	245	480

Adjusted EBITDA	$(102,932)	$(40,939)

Net loss margin	(64%)	(25%)
Adjusted EBITDA Margin	(47%)	(15%)

(1)	Includes non-cash, stock-based compensation.
(2)	Loss on disposal of property and equipment includes the loss on disposal of assets related to retirements and replacement or write-off of leasehold improvements or equipment.
(3)	Includes costs related to impairment of long-lived assets. Based on our review of long-lived assets for impairment, we recorded a non-cash impairment charges of $1.5 million for fiscal year 2020.
(4)

Pre-opening costs are a component of general and administrative expenses, and consist primarily of rent, wages, travel for training and store opening teams, food and other restaurant costs that we incur prior to the opening of a restaurant.

(5)	Other expense includes the change in fair value of the warrant liability. See Notes 1 and 3 to our consolidated financial statements included elsewhere in this prospectus for further details.

Quarterly Results of Operations

Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during the summer months affecting the second and third quarters of the fiscal year. Further, our quarterly results have been and will continue to be affected by the timing of new store openings and their associated pre-opening costs. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

The following table sets forth our unaudited selected data for each of the quarterly fiscal periods during the fiscal years ended December 27, 2020 and December 29, 2019 as well as the quarterly fiscal periods ending June 27, 2021 and March 28, 2021. These unaudited quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information set forth in the table below reflects all normal recurring adjustments necessary for the fair statement of results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year. You should read the following unaudited quarterly consolidated results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Three Months Ended
	June 27, 2021	Mar. 28, 2021	Dec. 27, 2020	Sept. 27, 2020	June 28, 2020	Mar. 29, 2020	Dec. 29, 2019	Sept. 29, 2019	June 30, 2019	Mar. 31, 2019
(dollar amounts in thousands)
Consolidated Statements of Operations Data:
Revenue	$	$	$	$	$	$	$	$	$	$

Net loss	$	$	$	$	$	$	$	$	$	$

Other Financial and Operating Data:
Net New Restaurant Openings
Average Unit Volume
Same-Store Sales Growth
Total Digital Revenue %
Owned Digital Revenue %

Liquidity and Capital Resources

To date, we have funded our operations through proceeds received from previous common stock and preferred stock issuances, our ability to obtain lending commitments and through cash flow from operations. As of December 27, 2020, we had $102.6 million in cash and cash equivalents. We have access to $45 million, including a $35 million revolver and a $10 million delayed draw term loan, collectively referred to as the revolving loan, through EagleBank. As of December 27, 2020, there have been no draws on the revolving loan. If we are unable to generate positive operating cash flows, additional debt and equity financings may be necessary to sustain future operations, and there can be no assurance that such financing will be available to us on commercially reasonable terms, or at all.

Historically, our primary liquidity and capital requirements are for new restaurant development, initiatives to improve the customer experience in our restaurants, working capital and general corporate needs. We have not required significant working capital because customers generally pay using cash or credit and debit cards and, as a result, our operations do not require significant receivables. Additionally, our operations do not require significant inventories due, in part, to our use of numerous fresh ingredients. Additionally, we are able to sell most of our inventory items before payment is due to the supplier of such items.

Subsequent to December 27, 2020, we completed the closing of the sale of an aggregate of 6,669,146 shares of our Series J preferred stock at a purchase price of $17.10 per share. With the completion of this financing, based on our current operating plan, we believe our existing cash and cash equivalents and available revolving loan balances, will be sufficient to fund our operating lease obligations, capital expenditures, and working capital needs for at least the next 12 months following the date of this prospectus.

Credit Facility

On December 6, 2017, we entered into a revolving credit and security agreement (the “2017 Revolving Facility”) with EagleBank, with an original maturity date of June 19, 2020, which was extended via amendment to December 18, 2020. The 2017 Revolving Facility allowed us to borrow up to $15.0 million in the aggregate principal amount. On December 14, 2020, we refinanced the 2017 Revolving Facility with EagleBank (as refinanced, the “2020 Credit Facility”). The 2020 Credit Facility allows us to borrow (i) up to $35.0 million in the aggregate principal amount under the refinanced revolving facility and (ii) up to $10.0 million in the aggregate principal amount under a new delayed draw term loan facility. Under the 2020 Credit Facility, interest accrues on the outstanding loan balance and is payable monthly at a rate of the adjusted one-month London InterBank Offered Rate, plus 2.90%, with a floor on the interest rate at 3.75%. Under the 2017 Revolving Facility, interest accrued on the outstanding loan balance and is payable monthly at a rate of the adjusted one-month London InterBank Offered Rate, plus 2.90%. As of December 27, 2020 and December 29, 2019, we had no outstanding balance under the 2020 Credit Facility or the 2017 Revolving Facility, as applicable.

Under the 2017 Revolving Facility we were required to maintain liquid assets, consisting of unencumbered cash or marketable securities, of not less than the greater of (i) $10.0 million and (ii) the outstanding balance of the revolving facility. In addition, we were required to maintain net working capital in an amount equal to or in excess of the outstanding loan balance. For the 2020 Credit Facility, we are required to maintain liquidity (defined as total cash and cash equivalents on hand plus the available amount under the revolving facility) in amount no less than the trailing 90-day cash burn. We were in compliance with the applicable financial covenants as of December 27, 2020 and December 29, 2019.

The obligations under the 2020 Credit Facility are guaranteed by our existing and future material subsidiaries and secured by substantially all of our and our subsidiary guarantor’s assets. The agreement also restricts our ability, and the ability of our subsidiary guarantors to, among other things, incur liens; incur additional indebtedness; transfer or dispose of assets; make acquisitions; change the nature of the business; guarantee obligations; pay dividends to shareholders or repurchase stock; and make advances, loans, or other investments. The agreement contains customary events of default, including, without limitation, failure to pay the outstanding loans or accrued interest on the due date.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

(amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019
Net cash used in operating activities	$(90,352)	$(37,198)
Net cash used in investing activities	(58,405)	(50,468)
Net cash provided by financing activities	2,145	149,796

Net (decrease) increase in cash and cash equivalents and restricted cash	$(146,612)	$62,130

Operating Activities

For fiscal year 2020, cash used in operating activities increased $53.2 million compared to fiscal year 2019, primarily due to a decline in profitability after non-cash items resulting from the adverse impact of the COVID-19 pandemic, partially offset by favorable working capital fluctuations.

The favorable working capital fluctuations were primarily due to higher accrued expenses related to $5.1 million of rent deferrals received from landlords related to the COVID-19 pandemic.

Investing Activities

For fiscal year 2020, cash used in investing activities increased $7.9 million compared to fiscal year 2019, primarily due to purchases of property and equipment of $48.1 million during fiscal year 2020, compared to $39.2 million in fiscal year 2019. In addition, we had purchases of intangible assets of $8.7 million in fiscal year 2020 compared to $5.4 million in fiscal year 2019, primarily related to continued investment in our internal technology to support digital growth. This was partially offset by an increase in costs related to the acquisition of Galley Foods Inc. in fiscal year 2019 of $4.8 million.

Financing Activities

For fiscal year 2020, cash provided by financing activities declined $147.7 million compared to fiscal year 2019, primarily due to proceeds received from preferred stock issuances, net of issuance costs, of $148.9 million in fiscal year 2019. This was partially offset by an increase in proceeds from stock option exercises of $1.3 million in fiscal year 2020 compared to fiscal year 2019.

Contractual Obligations and Commitments

Our contractual obligations and commitments as of December 27, 2020 were as follows:

	Payments Due by Fiscal Year
in thousands)	Total	2021	2022	2023	2024	2025	Thereafter
Operating leases	$362,165	$34,217	$40,558	$40,846	$40,461	$39,640	$166,443

For additional discussion on our operating leases, see Note 9 to our consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

Our material off-balance sheet arrangements are operating lease obligations. We excluded these items from the balance sheet in accordance with accounting principles generally accepted in the United States of America (GAAP). A summary of our operating lease obligations and other commitments by fiscal year is included in the table above. For additional information regarding our operating leases, see Note 9 to our consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of revenue and expenses during the reporting period. Our most significant estimates and judgments involve difficult, subjective, or complex judgements made by management. Actual results may differ from these estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the accounting policies described below involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. For further information, see Note 1 to our consolidated financial statements included elsewhere in this prospectus.

Stock-Based Compensation

We grant stock options to certain of our employees, as well as nonemployees (including directors and others who provide substantial services to us) under our stock plans. We recognize compensation expense resulting from stock-based payments over the period for which the requisite services are provided. We use the Black-Scholes option pricing model to estimate the fair value of the stock options at the measurement date. The grant date is deemed to be the appropriate measurement date for stock options issued to employees and nonemployees. We have elected to account for forfeitures as they occur.

The use of the Black-Scholes option pricing model requires the use of subjective assumptions, including the following:

•

Fair Value of Common Stock—The absence of an active market for our common stock requires us to estimate the fair value of our common stock. See the subsection titled “—Fair Value of Common Stock” below.

•

Risk-Free Interest Rate—The yield on actively traded non-inflation indexed U.S. Treasury notes with the same maturity as the expected term of the underlying options was used as the average risk-free interest rate.

•

Expected Term—The expected term of options granted to employees was determined based on management’s expectations of the options granted, which are expected to remain outstanding. The expected term for options granted to nonemployees is equal to the remaining contractual life of the options.

•

Expected Volatility—There is no substantive share price history to calculate volatility and, as such, we have elected to use an approximation based on the volatility of other comparable public companies, which compete directly with us, over the expected term of the options.

•	Dividend Yield—We have not issued regular dividends on common shares in the past nor do we expect to issue dividends in the future. As such, the dividend yield has been estimated to be zero.

We will continue to use judgment in evaluating the expected volatility and expected terms utilized in our stock-based compensation expense calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates, which could materially impact our future stock-based compensation expense. See Note 12 to our consolidated financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the fiscal years ended December 27, 2020 and December 29, 2019.

During fiscal year 2020, we recorded $4.9 million of stock-based compensation expense. During fiscal year 2019, we recorded $3.9 million of stock-based compensation expense. As of December 27, 2020, there was $16.7 million in unrecognized compensation expense related to unvested stock-based compensation arrangements which is expected to be recognized over a weighted-average period 0.93 years.

As of            , 2021, the intrinsic value of all outstanding incentive awards was $            million based on the assumed initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), of which approximately $            million was related to vested incentive shares and approximately $            million was related to unvested incentive shares.

Common Stock Valuations

Prior to this offering, given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the Practice Aid), our board of directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock, including:

•	independent third-party valuations of our common stock;

•	the prices at which we sold shares of our preferred stock;

•	the rights, preferences and privileges of our preferred stock relative to those of our common stock;

•	our capital resources and financial condition;

•	the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions;

•	our historical operating and financial performance as well as our estimates of future financial performance;

•	valuations of comparable companies;

•	the hiring of key personnel;

•	the relative lack of marketability of our common stock;

•	industry information such as market growth and volume and macro-economic events; and

•	additional objective and subjective factors relating to our business.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, for our valuations performed throughout fiscal year 2020, we concluded the Option Pricing Method (OPM) was the most appropriate method for determining the fair value of our common stock given our stage of development and other relevant factors. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

In accordance with the Practice Aid, for our valuations performed after December 27, 2020, we concluded the Probability-Weighted Expected Return Method (PWERM) was the most appropriate method for determining the fair value of our common stock given our stage of development and other relevant factors. The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

The assumptions underlying these valuations represent our board of directors’ best estimates at the time they were made, which involve inherent uncertainties and the application of the judgment of our board of directors. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

Following the closing of this offering, our board of directors will determine the fair market value of our common stock based on its closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for recoverability at the lowest level in which there are identifiable cash flows (asset group). The asset group is at the store-level for restaurant assets and the corporate-level for corporate assets. The carrying amount of a store asset group includes stores’ property and equipment, primarily leasehold improvements. Long-lived assets, including property and equipment and internally developed software, are reviewed by management for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. When events or circumstances indicate that impairment may be present, we evaluate the probability that future undiscounted net cash flows received will be less than the carrying amount of the asset group. If projected future undiscounted cash flows are less than the carrying value of an asset group, then such assets are written down to their fair values. We use a discounted cash flows model to measure the fair value of an asset group. An impairment charge will be recognized in the amount by which the carrying amount of the store asset group exceeds its fair value. A number of significant assumptions and estimates are involved in the application of the model to forecast operating cash flows, which are largely unobservable inputs and, accordingly, are classified as Level 3 inputs within the fair value hierarchy. Assumptions used in these forecasts are consistent with internal planning, and include revenue growth rates, gross margins, and operating expense in relation to the current economic environment and our future expectations, competitive factors in its various markets, inflation, revenue trends and other relevant economic factors that may impact the store under evaluation.

There is uncertainty in the projected undiscounted future cash flows used in our impairment review analysis, which requires the use of estimates and assumptions. If actual performance does not achieve the projections, or if the assumptions used change in the future, we may be required to recognize impairment charges in future periods, and such charges could be material. We determine that triggering events, primarily related to the impact of the COVID-19 pandemic, occurred for certain stores during fiscal year 2020 that required an impairment review of the Company’s long-lived assets. Based on the results of this analysis, the Company recorded non-cash impairment charges of $1.5 million related to one store in New York.

Any material changes in the sum of our undiscounted cash flow estimates resulting from different assumptions used as of December 27, 2020 for those store asset groups included in our evaluation could result in a material change in the long-lived asset impairment charge for fiscal year 2020. Our projections are estimates, which could vary significantly, either favorably or unfavorably, from actual results if future economic conditions, consumer demand and competitive environments differ from our expectations. At this time, we do not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that we use to calculation our long-lived asset impairment charge.

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

Emerging Growth Company

We are an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups (“JOBS”) Act. The JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an EGC under the JOBS Act until the earliest of (i) the last day of our first fiscal year following the fifth anniversary of the closing of our initial public offering, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Quantitative and Qualitative Disclosures About Market Risk

We have operations solely within the United States, and we are exposed to market risks in the ordinary course of our business. The primary risks we face are commodity price risks, interest rate risk, and the effects of inflation.

Commodity Price Risks

We are exposed to commodity price risks. Many of the ingredients we use to prepare our food, as well as our packaging materials and utilities to run our restaurants, are ingredients or commodities that are affected by the price of other commodities, exchange rates, foreign demand, weather, seasonality, production, availability and other factors outside our control. We work closely with our suppliers and use a mix of forward pricing protocols under which we agree with our supplier on fixed prices for deliveries at some time in the future, fixed pricing protocols under which we agree on a fixed price with our supplier for the duration of that protocol, formula pricing protocols under which the prices we pay are based on a specified formula related to the prices of the goods, such as spot prices, and range forward protocols under which we agree on a price range for the duration of that protocol. Generally, our pricing agreements with suppliers range from one to three years, depending on the outlook for prices of the particular ingredient. In some cases, we have minimum purchase obligations. We have tried to increase, where practical, the number of suppliers for our ingredients, which we believe can help mitigate pricing volatility, and we follow industry news, trade issues, exchange rates, foreign demand, weather, crises, and other world events that may affect our ingredient prices. Increases in ingredient prices could adversely affect our results if we choose for competitive or other reasons not to increase menu prices at the same rate at which ingredient costs increase, or if menu price increases result in customer resistance. We also could experience shortages of key ingredients if our suppliers need to close or restrict operations due to unforeseen events, including the COVID-19 outbreak.

Changing Interest Rates

We are exposed to interest rate risk through fluctuations of interest rates on our investments through our cash in our money market accounts. Changes in interest rates affect the interest income we earn, and therefore impact our cash flows and results of operations. As of December 27, 2020, we had $102.6 million of cash and cash equivalents consisting of bank accounts and money market funds and $0.1 million of restricted cash relating to certificates of deposit that are collateral for letters of credit to our lease agreements. Interest-earning instruments carry a degree of interest rate risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates would not have had a material impact on our results of operations for fiscal year 2020.

Effects of Inflation

We have a substantial number of hourly employees who are paid wage rates at or based on the applicable federal, state, or local minimum wage, and increases in the minimum wage, and other upward pressure on wage rates, will increase our labor costs. While we have been able to partially offset inflation and other changes in the costs of core operating resources by gradually increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases imprudent. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our customers without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate same stores sales growth in an amount sufficient to offset inflationary or other cost pressures.

BUSINESS

Our Mission

To Build Healthier Communities by Connecting People to Real Food

Who We Are

We are building the next generation restaurant and lifestyle brand that serves healthy food at scale. Our core values guide our actions and we aim to empower our customers, team members and partners to be a positive force on the food system. We believe there is no such thing as a successful business in an unsuccessful community, and we use our platform to make a sustainable impact on the future of food.

For too long, the industrialized food system has enabled large chain restaurants to design menus optimized for production efficiency at the cost of nutrition and long-term health. The result is food created to fit the system, as opposed to food designed for the customer.

We started sweetgreen to help change this.

Over the last 15 years, we have been leading a movement to re-imagine fast food for a new era. There is a powerful shift happening in consumer behavior. Every day more people want to eat healthier food and care about the impact their choices have on the environment. This is becoming the new normal, and we believe sweetgreen is well positioned to be a category-defining food brand for the future.

Today, sweetgreen is one of the fastest-growing restaurant companies in the United States. As of December 27, 2020, we owned and operated 119 restaurants in 12 states and the District of Columbia, and employed over 4,000 team members. We have thoughtfully designed all of our restaurants to both reflect the culture and feel of our local communities and to serve multiple channels of business. In fiscal year 2020, 56% of our revenue came through our Owned Digital Channels and an additional 18% of our revenue came through our Marketplace Delivery Channel. In aggregate, our Total Digital Channels represented 75% of our revenue for fiscal year 2020.

Most importantly, we have built a purpose-driven brand with significantly greater reach than our current physical footprint. Our brand recognition, in combination with our cult-like customer following, has enabled us to lead conversations on the importance of what we eat. Our bold vision is to be as ubiquitous as traditional fast food, but with the transparency and quality that consumers increasingly expect.

Our Food Ethos

We believe the choices we make about what we eat, where it comes from and how it is prepared have a direct impact on our health, our communities and the planet. This is our Food Ethos, and it is firmly rooted in every aspect of our business. At sweetgreen, we only serve Real Food, which for us means:

•	Plant-forward

•	Celebrates seasonality

•	Made fresh every day in our restaurants

•	Organic, regenerative and local whenever possible

•	Free of highly-processed preservatives and any refined or hidden sugars

•	Mindful of the carbon impact of each ingredient to protect future generations

This commitment to our Food Ethos keeps our food delicious, healthy and sustainable. We believe that Real Food tastes better, makes you feel better, and drives the frequency that has defined our success.

We also apply our Food Ethos by integrating sustainability into every component of our value chain. We believe that climate change is the defining challenge of our generation. Our plant-forward menu means that we are already 30% less carbon intensive than the average U.S. diet, according to Watershed, our third-party strategic climate technology partner. However, as a leading brand in an industry that has been reported to drive as much as one third of global greenhouse gas emissions, we will continue to use our platform and resources to confront this crisis throughout our entire supply chain. This is why we committed to becoming carbon neutral by the end of 2027, becoming, to our knowledge, the first national restaurant brand that has made such a public commitment.

How Our Food Platform Sets Us Apart

We leverage our brand, technology, and supply chain to build a foundation that enables us to rapidly scale Real Food. Our food platform is a balance of art and science. We start with the best ingredients, leverage data to understand the needs of our customers and use human creativity to tell great stories around food. Put simply, our food platform is difficult for others to replicate. It took years to craft and we believe that sweetgreen now has a durable competitive advantage as we continue to grow. Over the last 15 years, we have invested in five core elements that define our food platform.

Transparent and Scalable Supply Chain

We have built a differentiated, end-to-end supply chain that begins with nearly 200 highly-engaged food partners in the United States and culminates in delicious, high-quality food for our customers. Our supply chain is organized into 11 distinct markets, supplied by our regional distribution network, that align retail proximity with cultivation to allow for more transparency from seed to bowl. We collaboratively plan crops with growers far in advance of our supply needs to ensure we can serve the best products for each market. In fiscal year 2020, approximately 90% of our suppliers were domestic, and over 80% of our suppliers sourced products for sweetgreen that were organic or locally sourced.

Our supply chain drives key decisions throughout our food platform, from planning our seasonally inspired menu to prepping our fresh produce each day in our open kitchens. This integrated approach directly enhances our product quality, ensures high standards of food safety and builds trust with our customers. Consistent with our commitment to transparency, we are proud to showcase our food partners on the walls of every sweetgreen restaurant.

Healthy and Habitual Menu

We have designed our menu to be delicious, customizable and convenient to empower our customers to make healthier choices for both lunch and dinner. We currently offer 11 signature salads and warm bowls that are complemented by a seasonal menu that changes five times a year. Additionally, our assortment of approximately 40 freshly prepared or cooked ingredients allows our customers to create millions of unique, customized orders to accommodate almost any flavor profile or dietary preference.

We place our customers at the center of our menu design. We leverage data from our digital platform to better understand consumer preferences and behavior and integrate these learnings into menu expansion. With the addition of Warm Bowls, Sides and Plates, we have further diversified our menu to provide customers with a greater variety of options. Collectively, in fiscal year 2020, these new menu categories represented more than 40% of our revenue. Our menu expansion has also enabled us to take advantage of multiple day-parts. Our day-part split was 67% lunch (orders placed before 4 p.m.) and 33% dinner (orders placed at or after 4 p.m.) in fiscal year 2020, which was consistent with the previous several years. We believe the simplicity of our menu combined with the flexibility of our fresh ingredients has been the formula for minimizing operational complexity while driving customer frequency.

Digitally-Driven Restaurants

We strongly believe in harnessing the power of technology to enhance the sweetgreen experience. We have designed our digital platform to allow us to have a direct relationship with our customers, so that we can deliver a personalized experience and provide the enhanced convenience of multiple channels. The sweetgreen app was recognized by the Webby Awards as the best Food & Drink app in both 2020 and 2021.

We believe that sweetgreen leads the industry in digital adoption. We have always innovated ahead of the curve, and by adding Outpost (2018) and Native Delivery (2020) as additional Owned Digital Channels, we improved our digital penetration, with sales from our Owned Digital Channels contributing 43% and 56% of our fiscal year 2019 and fiscal year 2020 revenue, respectively. When including orders placed on our Marketplace Delivery Channel, this digital share increases to 50% and 75% of our fiscal year 2019 and fiscal year 2020 revenue, respectively.

Note: Percentages may not total due to rounding.

The convenience of our multi-channel approach, combined with our ability to offer personalized content and recommendations (such as exclusive menu items and curated collections), results in a highly engaged cohort of habitual sweetgreen customers.

In addition to our customer-facing technology, we have also prioritized streamlining each component of our restaurant operations. This includes investing in technology that manages daily inventory in our restaurants to ensure freshness, guides prep work, optimizes our meal assembly process, and manages our team members’ output to enhance our order fulfillment times.

Passionate Team Member Culture

Our greatest competitive advantage is, and has always been, our people. We empower our more than 4,000 team members to develop lifelong skills and advance their careers. We believe strongly that the best leaders come from within – we have a clear promotional track for team members to become a Head Coach (our title for a store manager) within as little as three years.

At sweetgreen, we obsess over the team member experience and provide industry-leading benefits, such as stock option incentives for our Head Coaches, five-month parental leave to all of our team members, and policies and resource groups to promote diversity and inclusion. Our teams do their best work when they can bring their whole and authentic selves to work, which we believe results in an exceptional customer experience that keeps our customers coming back and feeling connected to the brand.

A Brand Rooted in Purpose and Community

We create experiences that connect food and culture together to help redefine what we believe the fast-food industry will look like in the years to come. We have collaborated with some of the world’s best chefs, athletes and musicians to shape how brands and thought leaders speak to future generations about the importance of what they eat. Some examples include our community programs like “sweetgreen in Schools” and the “sweetlife Festival,” and most recently our partnership with world champion tennis player and longtime sweetgreen fan, Naomi Osaka. All this results in a highly engaged community of sweetgreen customers that stand for health and wellness and are proud to promote the brand, as demonstrated by our best-in-class net promoter score (“NPS”) of 78 on average from 2018 through 2020.

Rapid Growth with Strong Unit Economics

Our investments in the core elements of our food platform have resulted in exceptional growth over the five fiscal years ended December 29, 2019:

•	Restaurant Count: Grew from 29 to 104 restaurants across eight states and the District of Columbia, representing a 29% compounded annual growth rate (“CAGR”)

•	Average Unit Volume (“AUV”): Increased our AUV from $1.6 million to $3.0 million, representing a 12% CAGR

•	Same-Store Sales Growth: Expanded our Same-Store Sales Growth by an average of 10% per annum, culminating in Same-Store Sales Growth of 14% in 2019

•	Revenue: Grew our revenue from $42 million to $274 million, representing a CAGR of 46%

•	Net Loss: As a result of strategic investments in our corporate infrastructure to support our ability to rapidly scale our business going forward, our net loss increased from $5 million to $68 million

•

Digital Revenue: Total Digital Revenue Percentage increased from 30% in fiscal year 2016 to 50% in fiscal year 2019. Owned Digital Revenue Percentage increased from 29% in fiscal year 2016 to 43% in fiscal year 2019

Restaurant Count	AUV (in millions)

We have also achieved strong unit economics during this sustained period of rapid growth. We reported a 4-Wall EBITDA Margin of 16% fleetwide for fiscal year 2019, in addition to a $3.0 million AUV. In addition, our restaurants opened from             to            delivered average Cash-on-Cash Returns of             %. As we continue to expand, we plan to target Cash-on-Cash Returns of            % based on AUVs of $             million, 4-Wall EBITDA Margins of             % and an average investment of $            million per new restaurant.

Impact of the COVID-19 Pandemic

During the COVID-19 pandemic, we experienced a decline in foot traffic and an associated impact from reduced office frequency, particularly in large urban centers like New York City. This was partially offset by a surge in activity across our Owned Digital Channels and Marketplace Delivery Channel. We are seeing a steady rise in activity across all of our restaurants as restrictions ease and vaccinations accelerate, led by restaurants in our suburban and residential markets.

Overall for fiscal year 2020 compared to fiscal year 2019:

•	Restaurant Count: We had 15 Net New Restaurant Openings and expanded into three new markets (Austin, Denver and Miami)

•	AUV: Our system-wide AUV fell 25% to $2.2 million

•	Same-Store Sales Growth: We had Same-Store Sales Growth of (26%)

•	Revenue: Our revenue declined by 20%, from $274 million to $221 million

•

Net Loss: We implemented numerous measures in our restaurants to protect the health and safety of our customers and team members, and provided voluntary COVID-19-related paid leave and temporary salary increases to our team members, both of which impacted our net loss. Our net loss increased from $68 million to $141 million

•	Digital Revenue: Our Total Digital Revenue Percentage increased from 50% to 75%. Our Owned Digital Revenue Percentage increased from 43% to 56%

For more information, including a reconciliation of 4-Wall EBITDA to net loss, please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Market Opportunity

We Operate in a Large and Growing Market That Is Critical to Society

Food is a massive and important category. In total, the U.S. food system represented a $1.8 trillion market in 2019, of which food away from home was an approximately $980 billion market, according to the U.S. Department of Agriculture. As a healthier alternative to traditional limited-service restaurant offerings, we operate at the intersection of two of the fastest-growing categories within the U.S. food system.

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Limited-Service Restaurants – Recently, limited-service restaurants, which include fast-food and fast-casual restaurants, have represented the fastest-growing category in food away from home, growing at a 7% CAGR from 2014 to 2019.

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Healthy Food – Consumers have also recently exhibited a strong preference for healthier alternatives. According to the Organic Trade Association, between 2010 and 2019, organic food revenue grew at a 9% CAGR, more than three times faster than overall food revenue, and in 2020, organic food sales grew by a record 13%.

Our Industry Has Not Evolved Sufficiently to Reflect Changing Consumer Tastes

Large restaurant chains were built on a model that has not evolved to reflect shifting consumer tastes, leaving many consumers hungry for an alternative. This legacy model:

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Lacks healthy and nutritious options – Restaurants have historically prioritized profitability at the expense of quality, favoring processed foods that are easily mass produced and capable of traveling long distances. Despite some small steps towards adding healthier alternatives, the industry remains fundamentally unchanged.

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Has not kept pace with technological innovation – We are one of a select few restaurants designed with technology as the basis for all elements of our operations. Many restaurants were built on antiquated technology, and while they have tried to slowly adapt, they are at a fundamental disadvantage given their large legacy footprints and historical underinvestment.

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Has limited direct relationships with customers – We believe there is tremendous value in owning our customer relationships, in part so we can better understand our customers’ preferences and tastes. For many brands, third-party marketplaces have owned the digital customer relationship and franchisees have controlled the in-person customer experience, as restaurant owners have sacrificed having direct customer relationships for short-term revenue.

Powerful Trends Shaping Our Industry

We believe that our industry is ripe for disruption and that there is a significant market opportunity for brands aligned with changing consumer preferences, including:

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Increased Focus on Health and Wellness – The growing awareness of the benefits of healthy eating and physical activity is driving behavioral change. Consumers are trading up to higher quality foods given an increased consumer focus on the impact of responsible sourcing, ingredients and preparation.

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Seismic Shift to Plant-Based Meals – Consumers are increasingly aware of the environmental and health benefits of a plant-forward diet. According to the DoorDash 2020 Trend Report, nearly half of all Americans plan to incorporate more plant-based foods into their diets.

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Rapid Adoption of Digital and Delivery – Increasingly, consumers expect to be able to eat their food when and where they want it, a trend that was emphasized by COVID-19. In the restaurant industry, digital orders increased 19% in January of 2020 and 145% in December of 2020, compared to the same month of the prior year, according to The NPD group.

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Stronger Connection to Purpose-Driven Brands – More than ever, consumers are looking to allocate their spending to brands that align with their values. A recent study found that consumers are four to six times more likely to purchase from purpose-driven companies.

sweetgreen was founded in response to the fact that the legacy restaurant model failed to anticipate and reflect evolving consumer tastes and methods of engagement. Our brand and offering directly align with the above trends shaping our industry, and as such we believe we are well positioned to continue to grow faster than the food industry as a whole.

Our Growth Strategies

We believe sweetgreen is well positioned to drive sustainable growth and strong financial performance by investing in the following strategies:

Grow Our Restaurant Footprint

We are still in the very nascent stage of our journey, with only 119 sweetgreen restaurants in the United States as of the end of fiscal year 2020. We believe one of our greatest immediate opportunities is to grow our footprint in both existing and new U.S. markets, and over time, internationally. From the end of fiscal year 2014 through the end of fiscal year 2019, we had 75 Net New Restaurant Openings. We plan to open at least 30 domestic, company-owned restaurants in 2021 and to approximately double our current footprint of restaurants over the next three to five years.

We plan to diversify our store formats by adding drive-thru and pick-up only locations to densify our markets, and to bring sweetgreen into a wider variety of trade zones. We have found that as we open more locations in the same geographic market it not only unlocks new customers, but more importantly reinforces the habitual nature of our offering, leading to an increase of revenue and AUV across all locations in that market. For example, in our largest metropolitan market, New York, we grew our footprint from 7 to 29 restaurants between fiscal year 2015 and fiscal year 2019, while also growing our AUV in New York from $3.5 million to $4.6 million over the same period.

Planning for future growth, we have intentionally built additional capacity in our existing restaurants for more digital revenue. The majority of our locations have been built with robust secondary lines that can flex up to handle more order volume without adding more costs or square footage. This allows us to quickly take advantage of the rising demand for off-premises dining.

We also believe that many markets lack restaurant options that are able to meet a growing demand for convenient and healthy food. We plan to be nimble in targeting these markets as we accelerate our footprint. We believe this will allow us to access both new customers and existing customers that follow our brand. COVID-19 accelerated the movement of our loyal customers between markets, who continued to order sweetgreen. For example, some of our new restaurants in Miami and Austin, which opened during the COVID-19 pandemic, have achieved strong initial sales volumes, which were significantly in excess of our expectations.

Grow Brand Awareness

We plan to continue building upon the momentum we have generated so far to increase our brand awareness through opening new restaurants, driving earned media, and word-of-mouth referrals.

Our aided brand awareness has grown significantly, and as of November 2019 our average aided brand awareness across existing markets in the United States was 41%, according to a study we commissioned. In both 2019 and 2020 we were named as one of Fast Company’s Most Innovative Companies of the Year. In a 2020 Evercore survey, we also ranked in the top three of fifteen favorite quick-service restaurant chains among ages 18-29, ahead of many popular brands.

We plan to continue fostering new collaborations with cultural influencers who believe in our mission. To date, we have told bold stories with some of the largest celebrities across food, music, and sports, including Naomi Osaka, David Chang, and others. We believe that these collaborations will continue to drive increased engagement with our community and put sweetgreen in a rare class of culturally minded companies.

In addition, our restaurants are the face of our brand. We purposefully design our restaurants to become iconic locations within each community we serve. Our guests do not go to just a sweetgreen, they go to their local sweetgreen. As we continue to grow our restaurant footprint and evolve our restaurant formats, one constant will be that we will use our restaurants as strategic foundations to attract new customers and expand the reach of our brand.

Grow Our Digital Users

Maintaining direct relationships with our customers on our digital platform is a key strategic goal for sweetgreen. While we have a significant digital presence relative to our current physical footprint, we believe that there are opportunities to continue to expand our digital customer base, including:

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Continue to provide a superior customer experience through our digital platform.    Ordering through our Owned Digital Channels is both a win for our customers and a win for sweetgreen. For our customers, it enhances convenience and extends our physical presence to meet them where they are. For sweetgreen, it increases customer habituation. As shown in the chart below, during our fiscal year 2019 and prior to the introduction of our Native Delivery Channel, customers that transacted through one of our Owned Digital Channels ordered more than 1.5 times more often than customers that only placed Non-Digital orders through our In-Store Channel and this frequency increased to more than 2.5 times more often for customers that ordered through more than one of our Owned Digital Channels. In addition, the average order value for orders placed through our Owned Digital Channels during our fiscal year 2020 was 20% higher than Non-Digital orders placed through our In-Store Channel.

2019 Order Frequency: Comparing Non-Digital Customers to Customers Who Order On Our Digital Channels1

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Excludes customers who were not existing sweetgreen customers prior to the relevant quarter of measurement, as well as certain groups that we do not believe reflect the average sweetgreen digital customer, such as sweetgreen employees and aggregate ordering platform accounts, which constitute and immaterial portion of our digital orders.

2	Includes only customers who make purchases through our In-Store Channel via credit card and use the same credit card for purchases in each quarter of measurement.

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Expand our multi-channel approach.    We have the capability to bolt new customer channels onto our digital platform in the future. Previously, our Outpost Channel went from pilot phase in 2018 and rapidly scaled to more than 1,000 locations by March 2020. We believe that we can seamlessly expand into new revenue channels and formats in the future, such as drive-thru, catering, and curbside pickup, in order to meet our customers where they are.

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Offer personalized menu choices and recommendations.    We offer exclusive digital-only menu items and curated “collections” relevant to each customer. As we grow, we intend to invest in new technology that will enable our customers to forge deeper connections with sweetgreen, and we see the opportunity to capitalize on macro trends like personalized nutrition, subscription and health tech integrations.

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Leverage performance marketing.    In order to drive customers from awareness to consideration to conversion, we have invested in robust customer relationship management (“CRM”) capabilities and paid media strategies across search, social media, and search engine optimization, as well as implemented mobile push notifications through our app. We plan to continue investing in our efficiency through enhanced targeting capabilities, beta testing, and machine learning.

Grow Our Menu Offerings

We continuously focus on optimizing and improving our core menu offering, and we also believe our Food Ethos gives us permission to thoughtfully innovate our menu to expand our audience and grow all day-parts.

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Evolve Seasonal Offerings.    Our seasonal menu, which rotates five times per year, provides us the opportunity to increase our customers’ order frequency by featuring fresh ingredients at their peak and to introduce new flavor combinations. In 2020, sales of items from our seasonal menu constituted approximately 20% of our revenue.

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Expand Core Ingredients.    We are constantly improving our existing recipes, ingredients, or sources, but also experimenting with new core items, such as plant-based proteins, new bases, or dressings appealing to our broadening customer base.

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New Menu Categories.    Salads and bowls are just the beginning of our culinary offering. Guided by our Food Ethos and leveraging our supply chain, we believe we can expand into new possible menu categories, such as broths, soups, desserts, breakfast, and beverages to grow our day-parts and basket size.

•	Consumer Packaged Goods. Our brand awareness also allows us the opportunity to expand beyond our core menu categories and into consumer packaged goods, such as dressing, sauces, or packaged produce.

Grow Profitability and Financial Returns

We believe that the above factors will provide an opportunity for growth in our AUVs, which would translate into expansion of our 4-Wall EBITDA Margins. We also believe we have the opportunity to drive further margin expansion by implementing restaurant-level efficiencies to improve the profitability of our sites, including enhanced labor management and store layouts.

To date, we have consciously invested heavily in our operating infrastructure so that we can position ourselves to rapidly scale our business without significantly increasing our general and administrative expenses. As we accelerate our growth in the coming years, we expect that our Adjusted EBITDA Margin will improve.

Our Core Values

Our six core values embody our culture, spirit and dedication to doing what’s right. They keep us aligned and help us make decisions about everything from the food we serve to the impact we have on our communities.

Our Menu Offering

We have designed our menu to be delicious, customizable and convenient to empower our customers to make healthier choices for both lunch and dinner.

Our Core Menu

Our core menu features 11 curated, signature items which are beloved by our customers and offered year-round in all of our locations. Our core menu items represented over 50% of our revenue in fiscal year 2020. Our single most popular item is the “custom” salad or bowl, which can include millions of combinations from 40-plus ingredients prepared fresh in each of our restaurants every day, as well as our made-from-scratch dressings. Custom orders represented approximately 25% of our revenue in fiscal year 2020.

Seasonal Menu

We keep our menu fresh by curating a smaller seasonal menu five times per year. We believe our seasonal menu rotation, which celebrates the strength of our regional supply chain by highlighting fresh local ingredients, increases order frequency by introducing new flavor combinations for our customers to sample. We also use our seasonal menu to audition concepts for our year-round offering; for instance, our “Buffalo Chicken Bowl” was a seasonal bowl in January 2019 and we moved it to our core menu in Spring 2020 given its popularity with our customers. Our seasonal exclusives are only available through our digital platform, and sales of items from our seasonal menu constituted approximately 20% of our revenue in fiscal year 2020.

Digital Exclusives and Collections

On our Owned Digital Channels, we offer exclusive menu items and curated “collections” relevant to each customer. In 2020, we debuted our “Eat Like a Chef” collection, a new menu format that spotlights the regular sweetgreen orders for award-winning chefs, including Malcolm Livingston, Nancy Silverton, and Missy Robbins, all of whom are avid sweetgreen customers.

Menu Innovation

We are constantly seeking ways to enhance our menu, all while honoring our Food Ethos. In our test kitchen in Los Angeles, we evaluate new culinary ideas to make sure they meet our sustainability, seasonality and sourcing goals. We also continue to explore culinary creations in adjacent categories, such as broths, soups, desserts, breakfast, and beverages.

Our Supply Chain

We have built a differentiated, end-to-end supply chain that begins with nearly 200 highly-engaged food partners in the United States and culminates in delicious, high-quality food for our customers. Consistent with our Food Ethos, we prioritize ingredients that are: certified organic, regenerative or locally sourced, and consistent with the industry’s highest animal welfare and seafood standards. In fiscal year 2020, approximately 90% of our suppliers were domestic, and over 80% of our suppliers sourced products for sweetgreen that were organic or locally sourced. We build direct relationships with our farmers and growers, and we are proud to showcase them on the walls of every restaurant and spotlight them on our digital platform. Our national supply chain is organized into 11 distinct markets, supplied by our regional distribution network, to align retail proximity with cultivation, while also making it easy to leverage existing relationships as we enter new markets in that region. We believe our approach to building our supply chain network can support our growth for the foreseeable future.

Quality Control and Food Safety

At sweetgreen, we refer to food safety as our “license to operate.”

For sweetgreen, food safety starts with our food supply. All of our suppliers provide appropriate food safety certification and third-party audits as part of the onboarding process. After onboarding, we work closely with our suppliers to ensure they adhere to our product quality specifications.

We also follow a Comprehensive Food Safety Plan (“CFSP”), which includes our Approved Supplier Program, Hazard Analysis and Critical Control Points Program, guidelines for restaurant design, construction and maintenance, new product commercialization processes, and crisis management. As part of our CFSP, we have a set of “sweet clean standards” in each of our restaurants, which are guides for operators to ensure our approach to food safety is consistent and scalable across our restaurant fleet. Food safety is an integral element of our field leadership bonus plan; our operators do not receive any bonus unless they meet our food safety thresholds for the relevant period. On top of our CFSP sits a system of verification, audits, and monitoring to ensure our food safety is not compromised.

Food Packaging

Today, the packaging and utensils we use across our restaurants are compostable. We also recently launched bowls and lids without perfluoroalkyl and polyfluoroalkyl substances (“PFAS”), the so-called “forever chemicals” that are used in most of the molded fiber food packages that have become ubiquitous across fast-casual chains.

Our Commitment to Sustainability

Since day one, we have been dedicated to leading with purpose and making sustainable decisions that last longer than we will. We believe climate change is the defining challenge of our generation. As a leading brand in an industry that has been reported to drive as much as one third of global greenhouse gas emissions, we believe it is our responsibility to use our platform and resources to confront this crisis head on.

In February 2021, we announced our commitment to become carbon neutral by 2027, becoming, to our knowledge, the first national restaurant brand that has made such a public commitment. This plan focuses on reducing our carbon footprint by 50%, targeting scope 1, 2 and 3 emissions with supplier-specific assessments, and meaningfully offsetting where reduction isn’t yet possible. In anticipation of meeting this obligation, we are working with Watershed, our third-party strategic climate technology partner, to develop our carbon neutral plan, track our progress and confirm our reduction via third-party audits.

Our path to carbon neutrality focuses on three key areas of our business that drive the majority of our emissions:

•	Food Sourcing: We plan to help our suppliers improve their agricultural practices, from investing in soil health to regenerative agriculture;

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Menu Development: Our plant-rich menu means that we’re already 30% less carbon intensive than the average U.S. diet, according to Watershed, but we believe we have room to improve. We have commissioned carbon assessments of specific suppliers to look at the fine print, like how much feed they use and how they handle manure. This, in turn, has enabled us to calculate an accurate carbon footprint for each of our menu items, which we plan to consider in our ongoing menu development; and

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Buildings: We believe we have the opportunity to reduce the carbon impact from our physical spaces, including by optimizing our building materials, from construction to furniture, and investing in clean energy across our restaurants.

Our Customer

We believe that we have a highly engaged and diverse community of habitual customers that are proud to promote our brand, as demonstrated by our best-in-class net promoter score of 78 on average from 2018 to 2020.

While we have particularly strong brand resonance with Millennials and Generation Z, our offering appeals to all age groups. Per a customer survey commissioned in October 2020, over 30% of our customers were at least 35 years of age, and almost half of those customers were at least 45 years of age.

Furthermore, the sweetgreen customer is not only an urban dweller; we believe our customers are everywhere. We have demonstrated consistent success across all types of markets – whether urban or suburban and residential– and a significant array of geographies. As we expand our geographic footprint, we believe we will successfully access both new and existing customers that follow our brand.

Our Marketing Strategy

We create experiences that connect food and culture together to amplify our mission both in our restaurants and on our digital platform. We use a carefully crafted combination of brand, retail and performance marketing to build awareness and generate sales. sweetgreen’s aided brand awareness has grown significantly, and as of November 2019 our average aided brand awareness across existing markets in the United States was 41%, according to a study we commissioned.

Brand Marketing

Our brand campaigns reinforce our mission and result in strong earned media and word-of-mouth marketing. We leverage our in-house creative team to launch campaigns at an accelerated pace to put creativity at the center of everything we do. We use a seasonal framework that allows us to pulse newness multiple times a year through every channel, including our restaurants, digital, email, direct-mail, website and social media. Since inception, we have collaborated with some of the world’s best chefs, athletes, musicians and thought leaders in our communities to help us amplify the power of healthy food.

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Naomi Osaka - In 2021 we announced our partnership with Naomi Osaka. At 23, Naomi is sweetgreen’s first ever national athlete ambassador and youngest investor. Together, our goal is to shift the paradigm of food sponsorships and create a positive impact on how the next generation connects to healthy eating.

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The David Chang Bowl - In 2020 we partnered with renowned Chef David Chang to highlight the importance of sustainability to the food system. Together we worked with Atlantic Sea Farms to add kelp to our seasonal menu, which is regenerative to the ecosystem and helps remove carbon from the atmosphere.

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Sweetlife Festival - The Sweetlife Festival was a music and food festival we hosted for 20,000 fans each year from 2011-2016 at Merriweather Post Pavilion. The festival combined national headlining acts with our favorite local chefs’ food to celebrate our community in the DC area. We have hosted headlining performers such as Kendrick Lamar, the Strokes, Lana Del Rey, The Weeknd, Haim, Phoenix, and many more.

We believe our campaigns establish sweetgreen as a lifestyle brand and provide a differentiated platform to build community.

Restaurant Marketing + Expansion

Our restaurants are the face of our brand and a powerful acquisition tool for new customers. Our retail marketing strategy is a combination of art and science. We focus on establishing key community partnerships to build brand awareness, while acquiring new digital users through both in-store and online promotions. We use our restaurants as a canvas to execute national brand campaigns, seasonal menu launches, and local promotions to maintain the direct relationship with our customers.

Performance Marketing

In order to drive customers from awareness to consideration to conversion, we have invested in robust customer relationship management capabilities and paid media strategies across search, social media, and search engine optimization, as well as implemented mobile push notifications through our app. Our investment in a sophisticated marketing technology stack enables us to better understand our customers—how they first discover sweetgreen, what they order and what makes them return. This connection with our customers leads to improved retention and more efficient customer acquisition. We have a continuous improvement mindset, with continued investment in machine learning and A/B testing to further increase efficiency. Combined with the strength of the sweetgreen brand and the local approach to both our food and restaurants, this is a key differentiator for sweetgreen as we expand our reach.

Our Team and Culture

Our approach to team and culture is consistent with our core value of win, win, win. We believe that providing the best possible experience for our more than 4,000 team members is a “win” for our team members, our customers, and our company. We benefit from the ability to attract and retain the best talent, and from having team members that are motivated to deliver an exceptional experience to our customers. We hire team members who are passionate about our purpose and strive to maintain a friendly, fun, and positive work environment. We pay competitive wages and believe we offer best-in-class benefits relative to the industry, including medical, dental, and vision insurance for eligible employees and their spouses or domestic partners, 401K matching, paid time off, five months of paid parental leave, and stock option incentives for our Head Coaches.

Our Restaurant Team Structure and the Pathway to Opportunity

We believe we have designed a transparent and structured career learning path. By providing opportunities for advancement, professional development, and ultimately leadership, we have been able to promote high-performing talent and by extension scale our sweetgreen culture. We believe strongly that the best leaders come from within—we have a clear promotional track for team members to become a Head Coach (our title for a store manager) within as little as three years.

Commitment to Diversity and Inclusion

We are committed to holding ourselves accountable to have gender and ethnic representation at all levels of our organization. Specifically, we have an internal Diversity, Equity, and Inclusion (“DEI”) council and have an associated set of DEI-related goals that have been embedded into our leadership principles. We also require annual DEI training for all Senior Leaders, People Managers, Individual Contributors, and Field Leadership.

Employees

As of June 27, 2021, we had a total of             employees,             of whom worked at our sweetgreen Support Center and             of whom worked in our restaurants.

Our Real Estate

As of December 27, 2020, we operated 119 company-owned restaurants in 12 states and the District of Columbia.

We utilize a rigorous, data-driven real estate selection process to identify new restaurant sites with both high anticipated foot traffic and proximity to workplaces and residences that support our multi-channel approach. We have incorporated additional capacity, including secondary lines, in the majority of our restaurants so they can flex to handle fluctuations in order volumes.

Almost all of our new restaurant sites are converted brownfield locations. We believe our adaptive re-use of existing spaces adds character to our restaurants, furthers our sustainability goals and reduces our capital expenditure needs relative to greenfield deployment. Our restaurants opened from             to            delivered average Cash-on-Cash Returns of             %. As we continue to expand, we plan to target Cash-on-Cash Returns of            % based on AUVs of $             million, 4-Wall EBITDA Margins of             % and an average investment of $            million per new restaurant.

We are constantly testing new restaurant design concepts to densify our markets and to bring sweetgreen into a wider variety of trade zones. For instance, we recently added exterior pick-up windows as well as curbside pick-up at several locations. We continue to explore other design features and real estate formats, such as smaller format digital-only fulfillment restaurants and drive-thru and drive-up ordering concepts in more suburban markets. We have found that as we open more locations in the same geographic market it not only unlocks new customers, but more importantly reinforces the habitual nature of our offering, leading to an increase of revenue and AUV across all locations in that market. For example, in our largest metropolitan market, New York, we grew our footprint from 7 to 29 restaurants between fiscal year 2015 and fiscal year 2019, while also growing our AUV in New York from $3.5 million to $4.6 million over the same period.

Our Technology

Our Customer-Facing Technology

We created our digital platform in 2013 to make it easy for our customers to order sweetgreen how they want, whenever they want. For fiscal year 2020, 56% of our revenue was from our Owned Digital Channels. When including orders placed on our Marketplace Delivery Channel, this digital share increases to 75% of our 2020 revenue.

Overview of Our Five Customer Channels

Pick-Up.    Customers place their order through our mobile app or website and pick it up from their chosen sweetgreen location at the time most convenient for them.

Native Delivery.    We launched our Native Delivery Channel in January 2020, and believe it offers a superior customer experience to our Marketplace Delivery Channel, with enhanced customization features, access to a greater number of seasonal menu items, and online exclusives and promotions.

Outpost.    Our Outpost Channel enables office workers, hospital workers, or building residents to get their custom sweetgreen order delivered directly to their location during a dedicated time window each day. We launched Outpost in late 2017 and rapidly scaled our number of Outposts from 57 at the end of fiscal 2018 to 675 by the end of fiscal 2019 and to over 1,000 by March 2020. Of note, our Outpost customers are our most habitual users, with the average Outpost customer ordering almost six times per quarter on average in 2019.

In-Store.    Despite a strategic focus on our digital Channels, our In-Store Channel is core to our platform and serves as a critical path to attract new customers via our iconic physical locations. Customers can pay digitally using the “scan-to-pay” feature on our mobile app, which provides customers access to certain digital-only promotions.

Marketplace Delivery.    Our Marketplace Delivery Channel often serves as an effective means to reach new digital customers who have not used our native mobile app before. We then aim to convert Marketplace Delivery customers to our digital platform.

The convenience of our multi-channel approach, combined with our ability to offer personalized content and recommendations, results in a highly engaged cohort of habitual sweetgreen customers. During our fiscal year 2019 and prior to the introduction of our Native Delivery Channel, customers that transacted through one of our Owned Digital Channels ordered more than 1.5 times more often than customers that only placed Non-Digital orders through our In-Store Channel and this frequency increased to more than 2.5 times more often for customers that ordered through more than one of our Owned Digital Channels. In addition, the average order value for orders placed through our Owned Digital Channels during our fiscal year 2020 was 20% higher than Non-Digital orders placed through our In-Store Channel.

We have also experienced rapid adoption of our customer-facing technology as we have expanded into new markets. For our new restaurants in our new markets that have opened since 2020 (Colorado, Texas, and Florida), we have on average had nearly 50% penetration on our Owned Digital Channels within 60 days of restaurant opening.

Cutting-Edge In-Restaurant Technology

In addition to our customer-facing technology, we have also prioritized streamlining each component of our restaurant operations. This includes investing in technology that manages daily inventory in our restaurants to ensure freshness, guides prep work, optimizes our meal assembly process, and manages our team members’ output to enhance our order fulfillment times.

Our Impact

Our mission to build healthier communities by connecting people to real food also extends to our goal of building a healthier and more equitable society. Below are just a few select examples of the many ways in which we contribute to our local communities:

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Donations from New Restaurant Openings: For every meal sold on the opening day of each of our new restaurants, we provide a meal-for-meal donation to a local food access non-profit partner to help alleviate food insecurity in the community. These opening day donations, which typically amount to around 600 meals on average per new restaurant, are the beginning of a long-term relationship with our local communities.

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Impact Outpost: Connecting Hospitals to Real Food: At the onset of COVID-19, we pivoted our entire Outpost operation to deliver free sweetgreen meals to frontline healthcare heroes. We also partnered with Chef Jose Andres’ non-profit, World Central Kitchen, to create the Impact Outpost Fund to provide even more meals to hospital workers and medical personnel. From April 2020 through August 2020, we raised over $2.5 million and provided close to 400,000 meals to frontline hospital heroes via our Impact Outpost program.

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Food Education: sweetgreen in schools: In 2010, we created sweetgreen in schools, a one-week curriculum on food, health and sustainability in Washington D.C., and over the last decade the program has reached approximately 9,000 students. In 2019, we began a partnership with FoodCorps, a national nonprofit connecting kids to healthy food. We have provided over $1 million to support FoodCorps’ hands-on gardening and cooking education for students and piloted programs to reimagine the school cafeteria experience by empowering student voice and choice. During the 2019-2020 school year, these programs reached more than 170,000 students.

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Increasing Access to Real Food: We have provided funding over the last several years to various non-profits to expand access to real food by supporting programs that double SNAP benefits, also known as Food Stamps, at farmers’ markets. We have partnered with organizations across the nation, including SEE-LA (Los Angeles, CA), Green City Market (Chicago, IL), Freshfarm (Washington D.C.), About Fresh (Boston, MA), and Urban Harvest (Houston, TX).

Competition

We face significant competition from restaurants in the fast-casual dining and traditional fast-food segments of the restaurant industry. These segments are highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location, and the ambience and condition of each restaurant. Our competition includes a variety of locally owned restaurants and national and regional chains offering dine-in, carry-out, delivery, and catering services. Many of our competitors have existed longer and have a more established market presence with substantially greater financial, marketing, personnel, and other resources than we do, and as a result, these competitors may be better positioned to succeed in the highly competitive restaurant industry. Among our competitors are a number of multi-unit, multi-market, fast-food, or fast-casual restaurant concepts, some of which are expanding nationally, including companies like Chipotle, McDonalds, Panera Bread, and Shake Shack, as well as other quick service salad and health food concepts.

As we expand into new geographic markets and further develop our digital channels (including our Owned Digital Channels), we will face competition from these restaurants as well as new competitors that strive to compete with our market segments, particularly as many of our competitors have increased their digital presence to better navigate the COVID-19 pandemic, including by enabling delivery and take-out through their digital applications. In particular, we will face increasing competition from delivery kitchens, food aggregators and food delivery marketplaces (such as Doordash, GrubHub, Uber Eats, and others), grocery stores (particularly those that focus on freshly prepared and organic food), and other companies that are enabling the delivery of food to customers, including such delivery marketplaces that own the customer data for sweetgreen orders placed on such marketplaces. Competition from food aggregators and food delivery marketplaces has also increased in recent years, particularly with the significant increase in restaurants that previously focused on dine-in service and have increased their reliance on take-out or delivery during the COVID-19 pandemic, and competition is expected to continue to increase. Any of these competitors may have, among other things, greater operational or financial resources, lower operating costs, better locations, better facilities, better management, better digital technology, increased automation and production efficiency, more effective marketing, and more efficient operations. Additionally, we face the risk that new or existing competitors will copy, and potentially improve upon, our business model, menu options, technology, presentation, or ambience, among other things.

Trademarks and Other Intellectual Property

We protect our intellectual property primarily through a combination of trademarks, domain names, copyrights, and trade secrets. Since our inception, we have undertaken to strategically and proactively develop our trademark portfolio by registering our trademarks and service marks in the United States and various strategic foreign jurisdictions. Domestically, we registered our core marks (“sweetgreen,” “SG,” and the sweetgreen logo) and certain other marks, such as “SG Outpost” and “sweetgreen Outpost.” Internationally, we currently have registered our core sweetgreen mark, along with selected other marks, in foreign jurisdictions including Australia, Canada, China, the European Union, Hong Kong, Japan, Mexico, South Korea, and the United Kingdom. These marks are registered in multiple international trademark classes, including for restaurant services and related goods and services. We are currently pursuing additional trademark registrations in the United States and abroad and will continue to pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective. We also have one patent application pending in the United States. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost-effective. We have obtained a registration of the sweetgreen.com domain name as well.

We have procedures in place to monitor for potential infringement of our intellectual property, and it is our policy to take appropriate action to enforce our intellectual property, taking into account the strength of our claim, likelihood of success, cost, and overall business priorities.

Government Regulation

We are subject to various federal, state, and local regulations, including those relating to building and zoning requirements, public health and safety and the preparation and sale of food. The development and operation of restaurants depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic, and other regulations and requirements. Our restaurants are also subject to state and local licensing and regulation by health, sanitation, food and occupational safety, and other agencies, which regulation has increased in the wake of the COVID-19 pandemic. We may experience material difficulties or failures in obtaining the necessary licenses, approvals or permits for our restaurants, which could delay planned restaurant openings or affect the operations at our existing restaurants. In addition, stringent and varied requirements of local regulators with respect to zoning, land use, and environmental factors could delay or prevent development of new restaurants in particular locations.

Our operations are subject to the U.S. Occupational Safety and Health Act, which governs worker health and safety, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime, and a variety of similar federal, state and local laws (such as fair work week laws, immigration laws, various wage & hour laws, termination and discharge laws, and state occupational safety regulations) that govern these and other employment law matters. We may also be subject to lawsuits or investigations from our current or former employees, the U.S. Equal Employment Opportunity Commission, the Department of Labor, or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters, and we have been a party to a number of such matters in the past. These lawsuits and investigations require significant resources from our senior management and can result in material fines, penalties and/or settlements, some or all of which may not be covered by insurance, as well as significant remediation efforts that may be costly and time consuming, and which we may not implement effectively.

We are also subject to the Americans with Disabilities Act (the “ADA”) and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas, including our restaurants, website, and smartphone applications. In the past, we have settled various lawsuits related to our alleged ADA non-compliance, which resulted in accommodations to our website, smartphone applications and physical restaurant locations.

Privacy, Data Protection, and Data Security

Because our business and platform involve the collection, use, storage, and transmission of personal information, we are subject to numerous laws, regulations, industry standards, and other obligations relating to privacy, data protection, and data security. Such laws, regulations, and industry standards may include Section 5(a) of the Federal Trade Commission Act, the Telephone Consumer Protection Act of 1991 and all regulations promulgated thereunder, the California Consumer Privacy Act of 2018, the California Privacy Rights Act of 2020, the California Online Privacy Protection Act, and the Payment Card Industry Data Security Standard. Our compliance with our obligations related to privacy, data protection, and data security is important to improving user experience on the platform and building user trust. Countries around the world have adopted or are proposing similar laws and regulations relating to privacy, data protection, and data security, and we may become subject to them as we expand our operations into new geographic markets. For example, if we expand our operations to Europe, we would become subject to the European Union’s General Data Protection Regulation, the Privacy and Electronic Communications Directive (2002/58/EC), and the data protection laws of the member states of the European Union, United Kingdom, and Switzerland, as applicable.

Facilities

Our corporate headquarters, which we refer to as our sweetgreen Support Center, is located in Los Angeles, California, where we currently lease approximately 57,681 square feet of space under a lease that expires in February 2032. We believe our facilities are adequate and suitable for our current needs, and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

We are subject to various claims, lawsuits, governmental investigations, and administrative proceedings that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these matters will have a material effect on our financial position, results of operations, liquidity, or capital resources. However, an increase in the number of these claims, or one or more successful claims under which we incur greater liabilities than we currently anticipate, could materially and adversely affect our business, financial position, results of operations, and cash flows.

MANAGEMENT

The following table sets forth information for our executive officers and directors as of June 27, 2021:

Name	Age	Position
Executive Officers:
Jonathan Neman	36	Chief Executive Officer and Director
Nicolas Jammet	36	Chief Concept Officer and Director
Nathaniel Ru	36	Chief Brand Officer and Director
Mitch Reback	66	Chief Financial Officer
Chris Carr	57	Chief Operating Officer
Adrienne Gemperle	56	Chief People Officer
Jim McPhail	51	Chief Development Officer
Daniel Shlossman	35	Senior Vice President, Digital Growth
Non-Employee Directors:
Neil Blumenthal	40	Director
Julie Bornstein	51	Director
Cliff Burrows	61	Director
Stephen M. Case	62	Director
Valerie Jarret	64	Director
Youngme Moon	57	Director
Bradley Singer	54	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Jonathan Neman.    Mr. Neman is one of our founders and has served in various executive roles since our inception, most recently as our President since February 2018 and Chief Executive Officer since December 2017. Mr. Neman has served as a member of our board of directors since October 2009. Prior to his roles as President and Chief Executive Officer, Mr. Neman served as our Co-Chief Executive Officer from October 2009 to December 2017. He holds a B.S. from Georgetown University’s McDonough School of Business. We believe Mr. Neman is qualified to serve on our board of directors due to the perspective and experience he brings as one of our co-founders and our Chief Executive Officer.

Nicolas Jammet.    Mr. Jammet is one of our founders and has served in various executive roles since our inception, most recently as our Secretary since December 2020 and Chief Concept Officer since December 2017. Mr. Jammet has served as a member of our board of directors since October 2009. As Chief Concept Officer, Mr. Jammet is responsible for overseeing our supply chain, culinary, and development and construction departments. From October 2009 to June 2014, Mr. Jammet served as our President, and from June 2014 to December 2017, Mr. Jammet served as our Co-Chief Executive Officer. He holds a B.S. from Georgetown University’s McDonough School of Business. We believe Mr. Jammet is qualified to serve on our board of directors due to the perspective and experience he brings as one of our co-founders and our Chief Concept Officer.

Nathaniel Ru.    Mr. Ru is one of our founders and has served in various executive roles since our inception, most recently as our Treasurer since December 2020 and Chief Brand Officer since December 2017. Mr. Ru has served as a member of our board of directors since October 2009. As Chief Brand Officer, Mr. Ru is responsible for overseeing our consumer marketing, creative and brand departments, and previously oversaw our marketing department until October 2020. From October 2009 to December 2017, he served as our Co-Chief Executive Officer. Mr. Ru served as a member of the board of directors of L.A. Kitchen, a food-based training program and social enterprise, from November 2016 to November 2018. He holds a B.S. from Georgetown University’s McDonough School of Business. We believe Mr. Ru is qualified to serve on our board of directors due to the perspective and experience he brings as one of our co-founders and our Chief Brand Officer.

Mitch Reback.    Mr. Reback has served as our Chief Financial Officer since May 2015. From July 2014 to May 2015, Mr. Reback consulted for various consumer product companies. From January 2013 to June 2014, he served as Chief Financial Officer at Drybar, LLC, a haircare company. From 1996 to 2012, he served as Chief Financial Officer at the Neutrogena Company, a personal services company. He holds a B.A. from the University of California, Los Angeles and a M.B.A. from the University of Southern California.

Chris Carr.    Mr. Carr has served as our Chief Operating Officer since May 2020. From May 2019 to May 2020, Mr. Carr served as a consultant to various consumer product companies. From May 2006 to May 2019, he served in various executive roles at Starbucks Corporation, a multinational coffee company, including as Executive Vice President, Chief Procurement Officer from December 2016 to May 2019, where he was responsible for enhancing the enterprise-wide, global strategic sourcing and supplier relationship capabilities. From February 2014 to November 2016, he served as Starbucks’ Executive Vice President, Americas Licensed Stores, and from October 2012 to January 2014, he served as Executive Vice President, U.S. Retail Stores. From September 1988 to April 2006, Mr. Carr served in various nonexecutive and executive roles at Exxon Mobil Corporation. Mr. Carr serves as a member of the board of directors of Hilton Worldwide Holdings Inc., and Recreational Equipment, Inc., and serves as a Trustee of Howard University and the University of San Diego. He holds a B.A. from the University of San Diego School of Business Administration and a M.B.A. from the New York Institute of Technology.

Adrienne Gemperle.    Ms. Gemperle has served as our Chief People Officer since July 2020. Previously, Ms. Gemperle served as Chief People Officer at SoulCycle Inc., a fitness company, from July 2018 to July 2020. From March 2017 to July 2018, she served as Chief People Officer at Plated, a food delivery service, through its acquisition by Albertsons Companies, Inc. From May 2010 to March 2017, Ms. Gemperle served in a variety of leadership roles at Starbucks Corporation, a multinational coffee company, including as Senior Vice President, Partner Resources from July 2016 to February 2017, and as Senior Vice President, Global PRO Operations from February 2015 to June 2016. Ms. Gemperle holds a B.A. from Washington State University and an M.S. from Antioch University, Seattle.

Jim McPhail.    Mr. McPhail has served as our Chief Development Officer since October 2019. From December 2017 to October 2019, he served as Chief Growth Officer at Philz Coffee, Inc., a coffee company. From June 2013 to November 2017, Mr. McPhail served as Head of Real Estate and Center Development for DaVita Inc., a healthcare company. From June 2006 to March 2013, Mr. McPhail served as Executive Vice President and Chief Development Officer for 24 Hour Fitness USA, Inc., a fitness club company, and from July 2004 to January 2006, he served as Senior Vice President of Real Estate and Development for Kohl’s Department Stores, Inc., a retail company and subsidiary of Kohl’s Corporation. From November 1996 to May 2004, Mr. McPhail held multiple roles in real estate, design, and construction at The Home Depot, Inc., a home improvement retail company, most recently as the Senior Director of Real Estate for the Western United States. Mr. McPhail holds two B.A.s from the University of California, Berkeley and a M.B.A. from Northwestern University Kellogg School of Management.

Daniel Shlossman.    Mr. Shlossman has served as our Senior Vice President of Digital and Growth since October 2020. From July 2020 to October 2020, he served as our Vice President of Growth, from May 2019 to July 2020, he served as Vice President of Outpost, and from March 2018 to

April 2019, he served as Head of Digital Operations. From May 2015 to March 2018, Mr. Shlossman served in a variety of roles at Uber Technologies, Inc., a technology and mobility company, including as Head of Product and Marketplace Experience for U.S. and Canada Operations from January 2017 to March 2018, Head of Operations and Marketing, West Coast from February 2016 to January 2017, and Senior Manager of Operations and Strategy, Los Angeles from May 2015 to February 2016. From July 2008 to April 2015, he served in various roles for the National Football League. Mr. Shlossman holds a B.S.B.A. from the University of Arizona Eller College of Management.

Non-Employee Directors

Neil Blumenthal.    Mr. Blumenthal has served as a member of our board of directors since April 2018. Since February 2010, Mr. Blumenthal has served as the Co-Chief Executive Officer at Warby Parker, Inc., an e-commerce company. Prior to co-founding Warby Parker in 2010, Mr. Blumenthal served as director of VisionSpring, a nonprofit social enterprise that trains low-income women to start their own business selling affordable eyewear to individuals living in developing countries. Mr. Blumenthal also serves on the boards of directors for Allbirds, Inc., as well as the non-profit organizations RxArt, the Mayor’s Fund to Advance New York City, and the Partnership Fund for New York City. He also sits on the leadership councils of Robin Hood and Tech:NYC. He holds a B.A. from Tufts University and a M.B.A. from The Wharton School of the University of Pennsylvania. We believe Mr. Blumenthal is qualified to serve on our board of directors due to his experience in the consumer product and technology industries as a founder and executive officer.

Julie Bornstein.    Ms. Bornstein has served as a member of our board of directors since May 2021. Ms. Bornstein has served as the founder and Chief Executive Officer of THE YES, a personalized shopping app, since January 2018. She served as the Chief Operating Officer of Stitch Fix, Inc., a personal style service and online retailer, from March 2015 to September 2017. Previously, Ms. Bornstein served as Chief Marketing Officer and Chief Digital Officer of Sephora LVMH from August 2007 to March 2015. She has also served as a member of the board of directors of Redfin Corporation and WW International, Inc. since October 2016 and February 2019, respectively. Ms. Bornstein holds a B.A. and M.B.A. from Harvard University. We believe Ms. Bornstein is qualified to serve on our board of directors due to her experience in the consumer product and technology industries as a founder and executive officer.

Cliff Burrows.    Mr. Burrows has served as a member of our board of directors since August 2020. From April 2001 to January 2020, Mr. Burrows served in various executive roles at Starbucks Corporation, a multinational coffee company. He served as Group President, Siren Retail business from October 2016 to January 2020, as Group President U.S. & America segment from September 2011 to October 2016, and as President of Starbucks U.S. from March 2008 to September 2011. We believe Mr. Burrows is qualified to serve on our board of directors due to his extensive experience in the restaurant industry as an executive officer.

Stephen M. Case.    Mr. Case has served as a member of our board of directors since December 2013. Mr. Case has served as the Chairman and Chief Executive Officer of Revolution LLC, an investment firm, since 2005. Mr. Case was the founding chair of the Startup America Partnership, an effort launched by the administration of President Barack Obama in 2011, the founding co-chair of the National Advisory Council on Innovation and Entrepreneurship (NACIE), and a member of President Barack Obama’s Council on Jobs and Competitiveness, where he chaired the subcommittee on entrepreneurship. In 1985, Mr. Case co-founded America Online (AOL) and led the company until its merger with Time Warner in 2000. Mr. Case serves as Chair of the Smithsonian Institution and Chairman of the Case Foundation. He holds a B.A. from Williams College. We believe Mr. Case is qualified to serve on our board of directors due to his extensive experience in the technology industry as an executive officer and founder.

Valerie Jarrett.    Ms. Jarrett has served as a member of our board of directors since August 2020. Ms. Jarrett has served as President of The Barack Obama Foundation since January 2021, and as a Senior Distinguished Fellow at the University of Chicago Law since January 2018. Ms. Jarrett served as a Senior Advisor to The Barack Obama Foundation from April 2017 to December 2020. During the Administration of President Barack Obama, Ms. Jarrett served as Senior Advisor to the President, Assistant to the President for Public Engagement and Intergovernmental Affairs, and Chairman of the White House Council on Women and Girls from 2009 to 2017. She currently serves as a member of the boards of directors of Lyft, Inc., 2U, Inc., Walgreens Boots Alliance, and Ralph Lauren Corporation, among other private, charitable and non-profit initiatives. Ms. Jarrett holds a B.A. from Stanford University and a J.D. from the University of Michigan Law School. We believe Ms. Jarrett is qualified to serve on our board of directors due to her experience in law, policy, and serving as a member of public company boards of directors.

Youngme Moon.    Dr. Moon has served as a member of our board of directors since November 2016. Dr. Moon has served as the Donald K. David Professor of Business Administration at Harvard Business School since July 2008, having joined the faculty in June 1998. From August 2010 to August 2014, she served as the school’s Senior Associate Dean for strategy and innovation and the Senior Associate Dean for its MBA Program. Dr. Moon is also a member of the boards of directors of MasterCard Incorporated, Unilever PLC, and Warby Parker, Inc. She previously served on the board of directors of Avid Technology, Inc. Dr. Moon holds a B.A. from Yale University, an M.A. from Stanford University and a Ph.D. from Stanford University. We believe Dr. Moon is qualified to serve on our board of directors due to her extensive expertise in business administration.

Bradley Singer.    Mr. Singer has served as a member of our board of directors since January 2021. Since May 2012, Mr. Singer has served as a partner and Chief Operating Officer of ValueAct Capital, an investment company. From July 2008 to March 2012, he served as Senior Executive Vice President and Chief Financial Officer of Discovery Communications, Inc., and from December 2001 to June 2008, he served as the Chief Financial Officer and Treasurer of American Tower Corporation, a real estate investment company. Mr. Singer previously served on the boards of directors of Citizens Communication Corporation, Martha Stewart Living Omnimedia, Inc., Motorola Solutions, Inc., and Rolls-Royce Holdings. Mr. Singer holds a B.A. from the University of Virginia and a M.B.A. from Harvard Business School. We believe Mr. Singer is qualified to serve on our board of directors due to his extensive experience in the technology and consumer industries as an executive officer.

Family Relationships

There are no family relationships among any of the directors or executive officers.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have ten directors. All of our directors currently serve on the board of directors pursuant to the provisions of a voting agreement between us and several of our stockholders. The voting agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election or designation of our directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected. Our board of directors may establish the authorized number of directors from time to time by resolution.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations,

our board of directors has determined that none of our directors, other than                  , has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the                  listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established a compensation committee, audit committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of                 ,                  and                 . Our board of directors has determined that                  satisfies the independence requirements under                  listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is                 , who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The principal duties and responsibilities of our audit committee include, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	helping to maintain and foster an open avenue of communication between management and the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                 .

Compensation Committee

Our compensation committee consists of                 ,                  and                 . The chair of our compensation committee is                 . Our board of directors has determined that each of                 ,                  and                  is independent under                  listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The principal duties and responsibilities of our compensation committee include, among other things:

•	approving the retention of compensation consultants and outside service providers and advisors;

•

reviewing and approving, or recommending that our board of directors approve, the compensation, individual and corporate performance goals and objectives and other terms of employment of our executive officers, including evaluating the performance of our chief executive officer and, with his assistance, that of our other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity and non-equity incentive plans;

•	reviewing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives;

•	reviewing and evaluating succession plans for the executive officers;

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                 .

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of                 ,                  and                 . The chair of our nominating and corporate governance committee will be                 . Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the                 listing standards.

The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying, evaluating, and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

•	approving the retention of director search firms;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	overseeing the Company’s environmental, social, and governance activities;

•	evaluating the adequacy of our corporate governance practices and reporting; and

•	overseeing an annual evaluation of the board’s performance.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                 .

Code of Conduct

In connection with this offering, we intend to adopt a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.sweetgreen.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. The inclusion of our website address in this prospectus is only as an inactive textual reference.

Non-Employee Director Compensation

During fiscal year 2020, we did not pay cash compensation to any of our non-employee directors for service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

The following table sets forth information regarding the compensation earned or paid to our non-employee directors during fiscal year 2020 service as a director.

Name	Option Awards ($)(1)(2)	Total ($)
Neil Blumenthal	—	—
Cliff Burrows	118,124	118,124
Stephen M. Case	—	—
Mike Hislop(3)	—	—
Valerie Jarrett	90,365	90,365
Youngme Moon	—	—
Bradley Singer	—	—

(1)

The amounts reported represent the aggregate grant date fair value of the stock options granted to the director during fiscal year 2020 pursuant to our 2019 Plan, computed in accordance with Financial Accounting Standard Board Accounting Standards Codification, Topic 718 (“ASC Topic 718”). The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 12 to the notes to our consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the non-employee director.

(2)

The aggregate number of shares subject to outstanding stock options held by each director listed in the table above as of December 27, 2020 was as follows: 185,000 shares for Mr. Hilsop. In addition, certain of our directors hold shares of Class B common stock that were issued upon the early exercise of stock options. The number of unvested shares of Class B common stock subject to repurchase as of December 27, 2020 was as follows: 8,334 shares for Mr. Blumenthal, 37,500 shares for Mr. Burrows, 41,667 shares for Ms. Jarrett and 16,250 shares for Dr. Moon.

(3)	Mr. Hilsop resigned as a member of our board of directors in June 2020.

Mr. Neman, our Chief Executive Officer and a member of our board of directors, Mr. Jammet, our Chief Concept Officer and a member of our board of directors, and Mr. Ru, our Chief Brand Officer and a member of our board of directors, do not receive any additional compensation for their service on the board of directors. Their compensation as named executive officers is set forth below under “Executive Compensation—Summary Compensation Table.”

May and June 2021 Option Grants

In May 2021, in connection with her appointment to our board of directors, Ms. Bornstein was granted an option to purchase 50,000 shares of our common stock with an exercise price of $10.76 per share. In June 2021, in connection with his January 2021 appointment to our board of directors, Mr. Singer was granted an option to purchase 50,000 shares of our common stock with an exercise price of $10.76 per share. The shares subject to Ms. Bornstein’s and Mr. Singer’s options vest in 24 monthly installments measured from the vesting commencement date, subject to their respective continuous service through each applicable vesting date. Upon a Change in Control (as defined in the 2019 Plan), 100% of the shares subject to the options shall become fully vested and exercisable.

We intend to adopt a non-employee director compensation policy in connection with this offering on terms to be determined by our board of directors. Under the non-employee director compensation policy, our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors on and following the completion of this offering.

EXECUTIVE COMPENSATION

Our named executive officers for fiscal year 2020, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•	Jonathan Neman, our Chief Executive Officer;

•	Chris Carr, our Chief Operating Officer; and

•	Jim McPhail, our Chief Development Officer.

Fiscal Year 2020 Summary Compensation Table

The following table presents all of the compensation awarded to or earned by our named executive officers for fiscal year 2020.

Name and Principal Position	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Jonathan Neman	302,885	—	282,030	13,537	598,451
Chief Executive Officer
Chris Carr	223,558	57,693	656,530	865	938,646
Chief Operating Officer
Jim McPhail	342,548	123,750	141,015	2,620	609,933
Chief Development Officer

(1)

Reflects a guaranteed bonus paid to the named executive officers during fiscal year 2020 pursuant to the named executive officer’s employment agreement. See “—Employment Arrangements” below for a description of the material terms pursuant to which this compensation was awarded.

(2)

Amounts reported represent (i) the aggregate grant date fair value of the stock options granted to our named executive officers during fiscal year 2020 under our 2019 Plan computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value and incremental fair value of the stock options reported in this column are set forth in Note 12 to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.

(3)

Consists of employer contributions pursuant to our 401(k) plan and, for Mr. Neman, sweetgreen credits to spend at our stores, commuting expenses, and assistance with personal matters provided by Mr. Neman’s executive assistant. See “—Health and Welfare and Retirement Benefits; Perquisites—Health and Welfare Benefits and Perquisites” below for more information.

Narrative to Summary Compensation Table

Our board of directors or compensation committee reviews compensation annually for all employees, including our named executive officers. In making compensation determinations, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders and a long-term commitment to our company.

Annual Base Salary

Our named executive officers receive an annual base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. None of our named executive officers is currently entitled to automatic or scheduled increases in base salary. The annual base salaries for our named executive officers during fiscal year 2020 were as follows: (i) $350,000 for Mr. Neman, (ii) $375,000 for Mr. Carr, and (iii) $375,000 for Mr. McPhail, and our named executive officers’ current base salaries remain unchanged from those in place at the end of fiscal year 2020.

During fiscal year 2020, the COVID-19 pandemic severely impacted the entire restaurant community. We experienced a decline in foot traffic and an associated impact from reduced office frequency. We took several actions in fiscal year 2020 in response to these measures, including: reducing the operations of our restaurants, including shifting to a digital pick-up and delivery operating model in many locations and temporarily closing certain sweetgreen locations as needed; deferring rent payments on the majority of our leased properties for the months of April, May and June; undergoing a cost restructuring plan that included a temporary furlough of approximately 2,000 of our restaurant employees for up to 90 days and terminating approximately 100 employees at our sweetgreen Support Center; implementing strict sanitation and safety standards across our restaurants to protect our customers and team members; and providing up to 14 days of voluntary paid wellness leave for COVID-19-related circumstances for our team members as well as $1 per hour of supplemental “Hero Pay” during the summer. Recognizing the impact of the COVID-19 pandemic on our business, certain of our executive officers, including Messrs. Neman and McPhail, chose to voluntarily reduce their salaries during April and May of 2020. Mr. Neman’s salary was reduced by 50%, and Mr. McPhail’s salary was reduced by 25%. Mr. Carr was not yet employed by us.

Annual Bonuses

Bonuses paid to our named executive officers in fiscal year 2020 represent guaranteed bonuses under the named executive officer’s employment agreement. See “—Employment Arrangements” below.

Stock-Based Incentive Awards

Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity awards provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. To date, we have almost exclusively used stock option grants for this purpose because we believe they are an effective means by which to align the long-term interests of our executive officers with those of our stockholders. The use of options also can provide tax and other advantages to our executive officers relative to other forms of equity compensation. We believe that our equity awards are an important retention tool for our executive officers, as well as for our other employees.

We award stock options broadly to our employees. Grants to our executives and other employees are made at the discretion of our board of directors and are not made at any specific time period during a year. In June 2021, our board of directors granted options to each of our executive officers, including our named executive officers. Mr. Neman was granted an option to purchase 830,000 shares of our common stock, and each of Mr. Carr and Mr. McPhail were granted options to purchase 100,000 shares of our common stock, all at an exercise price of $10.76 per share. The shares subject to these options vest according to the following schedule: 25% of the shares vest on January 1, 2022, with the remainder of the shares vesting in 36 equal monthly installments thereafter, subject to the named executive officer’s respective continuous service through each applicable vesting date. With respect to Mr. Neman’s option, if, within one month before or 12 months following a Change in Control (as defined in the 2019 Plan), Mr. Neman’s continuous service is involuntarily terminated without Cause (as defined in the 2019 Plan) or Mr. Neman resigns his continuous service for Good Reason (as defined in the option agreement), 100% of the shares subject to Mr. Neman’s option shall become fully vested and exercisable.

Prior to this offering, all of the stock options we have granted were made pursuant to our 2009 Plan and our 2019 Plan. Following this offering, we will grant equity incentive awards under the terms of our 2021 Plan. The terms of our equity plans are described under “—Employee Benefit Plans” below.

Outstanding Equity Awards as of December 27, 2020

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 27, 2020. All awards were granted pursuant to the 2009 Plan and 2019 Plan. See “—Employee Benefit Plans—2019 Equity Incentive Plan” and “—Employee Benefit Plans—2009 Equity Incentive Plan” below for additional information.

			Option Awards						Stock Awards
Name and Principal Position	Grant Date(1)	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (Exercisable) (#)		Number of Securities Underlying Unexercised Options (Unexercisable) (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested(2)		Market Value of Shares of Stock That Have Not Vested(3)
Jonathan Neman	5/2/2014	12/3/2013	195,745	(4)	—		0.68	5/1/2024	—		—
Chief Executive Officer	12/9/2014	1/1/2014	275,000	(4)	—		0.96	12/8/2024	—		—
	3/19/2016	1/1/2016	125,000	(4)	—		2.40	3/18/2026	—		—
	3/14/2017	1/1/2017	30,598	(5)	652	(5)	3.14	3/13/2027	—		—
	8/28/2018	8/28/2018	300,000	(6)	900,000	(6)	3.73	8/27/2028	—		—
	12/5/2019	1/1/2019	248,778	(7)(9)(10)	—		7.77	12/4/2029	167,889	(7)	1,806,486
	12/5/2019	12/5/2019	—		200,000	(8)	7.77	12/4/2029	—		—
	6/30/2020	6/30/2020							150,000	(7)(9)	1,614,000
Chris Carr	6/30/2020	5/11/2020	—		350,000	(7)(9)	4.78	6/29/2030	—		—
Chief Operating Officer
Jim McPhail	12/5/2019	10/21/2019	29,166	(7)	70,834	(7)	7.77	12/4/2029	—		—
Chief Development Officer	6/30/2020	1/30/2020	—		75,000	(7)	4.78	6/29/2030	—		—

(1)

All of the option awards were granted under either our 2009 Plan or 2019 Plan. All of the option awards were granted with a per share exercise price equal to the fair value of one share of our Class B common stock on the date of grant, as determined in good faith by our board of directors.

(2)	Represents shares acquired upon early exercise of stock options that were subject to a right of repurchase as of December 27, 2020.
(3)	This amount is calculated using a value of $10.76 per share, which was the fair value of our common stock as determined by our board of directors in good faith as of the most proximate date.
(4)	The shares subject to the option are fully vested.
(5)	The shares subject to the option vest in 48 monthly installments measured from the vesting commencement date, subject to the recipient’s continuous service through each applicable vesting date.
(6)

The shares subject to the option vest upon certain milestones, as determined in good faith by the board of directors: (i) 300,000 shares vested upon our achievement of a trailing 12 month contribution EBITDA of $40 million in June 2019, (ii) 300,000 of the shares vest upon either (x) a trailing 12 month contribution EBITDA of $60 million or (y) a liquidity event valuation of at least $1 billion, (iii) 300,000 shares vest upon either (x) a trailing 12 month contribution EBITDA of $80 million or (y) a liquidity event valuation of at least $1.2 billion, and (iv) 300,000 shares vest upon a liquidity event valuation of at least $2 billion, subject to the recipient’s continuous service through each applicable vesting date and provided that such milestone is achieved no later than December 31, 2021. For purposes hereof, “liquidity event valuation” means either (i) the implied valuation of the Company upon the consummation of a Change in Control (as defined in the 2009 Plan), as determined in good faith by the Board, or (ii) the valuation of the Company implied by the public offering price our initial public offering.

(7)

25% of the shares vest on the one-year anniversary of the vesting commencement date, with the remainder of the shares vesting in 36 equal monthly installments thereafter, subject to the recipient’s continuous service through each applicable vesting date.

(8)

100% of the shares subject to the option vest upon the occurrence of a Change in Control (as defined in the 2019 Plan) or the completion of our initial public offering, subject to the recipient’s continuous service through such date.

(9)

100% of the shares subject to the option shall become fully vested and exercisable if, within one month before or 12 months following a Change in Control (as defined in the 2019 Plan), the recipient’s continuous service is involuntarily terminated without Cause (as defined in the 2019 Plan) or recipient resigns his continuous service for Good Reason (as defined in the option agreement).

(10)	The option contains an early exercise provision.

Employment Arrangements

The initial terms and conditions of employment for our named executive officers other than Mr. Neman are set forth in written offer letters.

Agreement with Jonathan Neman

Prior to the completion of this offering, we expect to enter into an employment agreement with Mr. Neman, our Chief Executive Officer. The amended and restated employment agreement will have no specific term and will provide that Mr. Neman is an at-will employee. Mr. Neman’s current annual base salary is $350,000.

Agreement with Chris Carr

In May 2020, we and Mr. Carr entered into an offer letter governing the terms of his employment. Pursuant to the offer letter, Mr. Carr is entitled to an annual base salary of $375,000, is eligible to receive an annual performance of up to 50% of his annual base salary (pro-rated based on base salary actually earned during 2020), as determined by our board of directors, such bonus to be no less than 50% of his maximum annual bonus potential for the calendar year 2020, and was granted an option to purchase 350,000 shares of our common stock. Mr. Carr’s employment is at will.

Agreement with Jim McPhail

In September 2019, we and Mr. McPhail entered into an offer letter governing the terms of his employment, which was amended in January 2020. Pursuant to the amended offer letter, Mr. McPhail is entitled to an annual base salary of $375,000, is eligible to receive an annual performance bonus with a target achievement of 50% of his annual base salary, as determined by our board of directors, such bonus to be no less than 66% of his maximum annual bonus potential for Mr. McPhail’s first two full years of employment (calendar years 2020 and 2021), and was granted an option to purchase 100,000 shares of our common stock.

Mr. McPhail is also entitled to certain severance benefits, the terms of which are described below under “—Potential Payments and Benefits Upon Termination or Change of Control.” Mr. McPhail’s employment is at will.

Potential Payments and Benefits Upon Termination or Change of Control

Pursuant to Mr. McPhail’s offer letter, as amended, if (i) his employment is terminated without cause (as defined below) or (ii) he resigns for good reason (as defined below), then in addition to any amounts accrued and payable under the terms of our benefit plans through the date of termination, the officer will be entitled to receive severance as described below. If the officer’s employment is terminated without cause or resignation for good reason, the officer will be entitled to receive severance in the form of six months of his then-current base salary, such amount to be paid as a continuation on our regular payroll, beginning no later than the first regularly-scheduled payroll date following the sixtieth day after his separation from service, as well as up to six months of COBRA coverage.

These severance benefits are conditioned upon the officer continuing to comply with his obligations under his confidentiality agreement and his delivery of a general release of claims in favor of the company.

For the purposes of Mr. McPhail’s severance benefits, the following definitions apply:

•

“cause” means any of the following: (i) commission of any felony or crime involving dishonesty; (ii) participation in any fraud against us; (iii) material breach of Mr. McPhail’s duties to us; (iv) persistent unsatisfactory performance of job duties after written notice from our board of directors and an opportunity to cure (if deemed curable by us in our sole discretion); (v) intentional damage to any of our property; (vi) misconduct, or other violation of our policy that causes harm; (vii) breach of any written agreement with us; and (viii) conduct by Mr. McPhail which in the good faith and reasonable determination of our board of directors demonstrates gross unfitness to serve.

•

“good reason” means resignation from employment with sweetgreen if any of the following actions are taken by us without Mr. McPhail’s prior written consent: (i) a material reduction in Mr. McPhail’s base salary, which the parties agree is a reduction of at least 10% of Mr. McPhail’s base salary (unless pursuant to a salary reduction program applicable generally to the Company’s similarly situated employees); or (ii) a material reduction in Mr. McPhail’s duties (including responsibilities and/or authorities), provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless Mr. McPhail’s new duties are materially reduced from the prior duties. In order to resign for Good Reason, Mr. McPhail must provide written notice to our chief executive officer within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for Mr. McPhail’s resignation, allow us at least 30 days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, Mr. McPhail must resign from all positions Mr. McPhail then holds with sweetgreen not later than 90 days after the expiration of the cure period.

Pension and Defined Benefit Plan Retirement Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or defined benefit retirement plan sponsored by us in fiscal year 2020.

Health and Welfare and Retirement Benefits; Perquisites

Health and Welfare Benefits and Perquisites

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, disability, and life insurance plans, in each case on the same basis as all of our other salaried employees, as well as full-time hourly employees. We provide limited perquisites or personal benefits to our executive officers, including up to $150 per week in sweetgreen credits to spend at our stores, a benefit which is available to all full-time employees at our sweetgreen Support Center. Until April 2020, we also provided our named executive officers with parking subsidies. We also occasionally cover the cost of commuting expenses for our named executive officers.

401(k) Plan

Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code of 1986 (the “Code”). Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. To attract and retain employees with superior talent, we currently match 50% of employee contributions of the first three percent of eligible compensation so long as the following requirements are met: (i) the employee has worked for sweetgreen for six months, (ii) the employee has worked 500 or more hours (if hourly) and (iii) the employee is 21 years or older. The 401(k) plan is set up to vest the matched funds over a two-year period: 50% after one year of service and 100% after two years of service. Employees are immediately and fully vested in all contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future, if it determines that doing so is in our best interests.

Employee Benefit Plans

The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2021 Equity Incentive Plan

In                , our board of directors adopted, and our stockholders approved, our 2021 Plan. We expect our 2021 Plan will become effective on the date of the underwriting agreement related to this offering. Our 2021 Plan came into existence upon its adoption by our board of directors, but no grants will be made under our 2021 Plan prior to its effectiveness. Once our 2021 Plan becomes effective, no further grants will be made under our 2019 Plan.

Awards.    Our 2021 Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Authorized Shares.    Initially, the maximum number of shares of our common stock that may be issued under our 2021 Plan after it becomes effective will not exceed                  shares of our common stock, which is the sum of (i)                  new shares, plus (ii) an additional number of shares not to exceed                  shares, consisting of (a) shares that remain available for the issuance of awards under our 2019 Plan as of immediately prior to the time our 2021 Plan becomes effective and (b) any shares of our common stock subject to outstanding stock options or other stock awards granted under our 2019 Plan that, on or after our 2021 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. In addition, the number of shares of our common stock reserved for issuance under our 2021 Plan will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2022 and continuing through January 1, 2031, in an amount equal to (1)                 % of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year, or (2) a lesser number of shares determined by our board of directors no later than December 31 of the immediately preceding year. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2021 Plan is                  shares.

Shares subject to stock awards granted under our 2021 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under our 2021 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under our 2021 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of a stock award; or (iii) to satisfy a tax withholding obligation in connection with a stock award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under our 2021 Plan.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, administers our 2021 Plan. Our board of directors may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards; and (ii) determine the number of shares subject to such stock awards. Under our 2021 Plan, our board of directors has the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under our 2021 Plan, our board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (ii) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator determines the exercise price for stock options, within the terms and conditions of our 2021 Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2021 Plan will vest at the rate specified in the stock option agreement as determined by the administrator.

The administrator determines the term of stock options granted under our 2021 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the optionholder, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (i) cash, check, bank draft, or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the administrator.

Unless the administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft, or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation right agreements adopted by the administrator. The administrator determines the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2021 Plan will vest at the rate specified in the stock appreciation right agreement as determined by the administrator. Stock appreciation rights may be settled in cash or shares of our common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.

The administrator determines the term of stock appreciation rights granted under our 2021 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    Our 2021 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock.

The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors at the time the performance award is granted, our board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards.    The administrator may grant other awards based in whole or in part by reference to our common stock. The administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid to any non-employee director with respect to any fiscal year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $                 in total value, except such amount will increase to $                 for the first year for newly appointed or elected non-employee directors.

Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under our 2021 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    In the event of a corporate transaction (as defined in the 2021 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant, any stock awards outstanding under our 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction); and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our common stock.

Change in Control.    Stock awards granted under our 2021 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2021 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2021 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2021 Plan. No stock awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

2019 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2019 Plan in September 2019. Our 2019 Plan was most recently amended in January 2021. No further stock awards will be granted under our 2019 Plan on or after the effectiveness of our 2021 Plan; however, awards outstanding under our 2019 Plan will continue to be governed by their existing terms.

Awards.    Our 2019 Plan provides for the grant of ISOs to our employees and our parent and subsidiary corporations’ employees, and for the grant of NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other forms of stock awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Authorized Shares.    As of June 27, 2021, an aggregate of                shares of our Class B common stock, plus any shares subject to awards granted under our 2009 Plan that expire or terminate, are forfeited, or are reacquired, withheld, or not issued to satisfy a tax withholding obligation or the exercise or purchase price of an award, up to a maximum of                shares of our Class B common stock, were reserved for issuance under our 2019 Plan. As of June 27, 2021, the maximum number of shares of our Class B common stock that could be issued on the exercise of ISOs under our 2019 Plan was                shares of our Class B common stock. As of June 27, 2021, there were stock options to purchase                shares of our Class B common stock outstanding under our 2019 Plan and                 shares of our Class B common stock remained available for issuance under our 2019 Plan.

Prior to the effectiveness of our 2021 Plan, the expiration or termination of a stock award without all of the shares covered by the stock award being issued or settlement of a stock award for cash will not reduce or offset the number of shares of our Class B common stock that may be issued under our 2019 Plan, and any shares issued pursuant to a stock award that are forfeited back to or repurchased by us due to the failure to vest or are reacquired to satisfy tax withholding obligations on, or the exercise or purchase price of, a stock award will again become available for issuance under our 2019 Plan. We expect that upon and following the effectiveness of our 2021 Plan, any such shares will be added to the shares available for issuance under our 2021 Plan as shares of our Class A common stock. In addition, we expect that upon the effectiveness of our 2021 Plan, the shares reserved but not issued or subject to outstanding awards under our 2019 Plan, if any, will be added to the shares available for issuance under our 2021 Plan as shares of our Class A common stock.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, administers our 2019 Plan. The administrator has the authority to construe and interpret our 2019 Plan and stock awards granted under it and to make all other determinations necessary or expedient for the administration of our 2019 Plan. Under our 2019 Plan, the administrator also has the authority to effect, with the consent of any adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding stock award; (ii) the cancellation of any outstanding stock award and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator determines the exercise price for stock options, within the terms and conditions of our 2019 Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of our Class B common stock on the date of grant. Options granted under our 2019 Plan vest at the rate specified in the stock option agreement as determined by the administrator.

The administrator determines the term of stock options granted under our 2019 Plan, up to a maximum of 10 years. If an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended if exercise of the option is prohibited by certain securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder’s estate or certain other persons may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of our Class B common stock issued upon the exercise of a stock option will be determined by the administrator and may include (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; (v) a deferred payment or similar arrangement; or (vi) other legal consideration approved by the administrator.

Unless the administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the option does not exceed five years from the date of grant.

Changes to Capital Structure.    If there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, the administrator will appropriately and proportionately adjust (i) the class(es) and maximum number of shares reserved for issuance under our 2019 Plan; (ii) the class(es) and maximum number of shares that may be issued on the exercise of ISOs; and (iii) the class(es) and number of shares and price per share, if applicable, of stock subject to outstanding stock awards.

Corporate Transaction.    Our 2019 Plan provides that in the event of a corporate transaction (as defined in our 2019 Plan), unless otherwise provided in an award agreement or other written agreement between us and the participant, the administrator may take one or more of the following actions with respect to outstanding stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by the surviving or acquiring corporation or its parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation or its parent company;

•

accelerate the vesting, in whole or in part, of the stock award and, if applicable, the time at which the stock award may be exercised, to a date prior to the effective time of the corporate transaction and provide for its termination if not exercised (if applicable) at or prior to the effective time of the corporate transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

•

cancel the stock award, to the extent not vested or not exercised prior to the effective time of the corporate transaction, in exchange for such cash consideration, if any, as the administrator deems appropriate; and

•	make a payment, in such form as determined by the administrator, equal to the excess, if any, of the value of the property the participant would have received upon the exercise of the stock award immediately prior to the effective time of the corporate transaction over any exercise price payable by the holder in connection with such exercise.

The administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to treat all participants in the same manner.

Change in Control.    A stock award under our 2019 Plan may be subject to additional acceleration of vesting and exercisability upon or after a change in control (as defined in our 2019 Plan) as may be provided in the award agreement or any other written agreement between us and the participant, but in the absence of such provision, no such acceleration will occur.

Plan Amendment and Termination.    The administrator may amend, suspend, or terminate our 2019 Plan at any time, provided that such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments of our 2019 Plan also require the approval of our stockholders. As noted above, no further awards will be granted under our 2019 Plan on or after the effectiveness of our 2021 Plan; however, awards outstanding under our 2019 Plan will continue to be governed by their existing terms.

2009 Stock Plan

Our board of directors adopted, and our stockholders approved, our 2009 Plan in November 2009. Our 2009 Plan previously terminated and no new awards may be granted under it; however, awards outstanding under our 2009 Plan will continue to be governed by their existing terms. As of June 27, 2021, options to purchase                shares of our Class B common stock were outstanding under our 2009 Plan.

Stock Awards.    Our 2009 Plan provided for the grant of ISOs to our employees and our parent and subsidiary corporations’ employees, and for the grant of NSOs, restricted stock purchase rights and restricted stock bonuses, to our employees, directors and consultants and any of our parent and subsidiary corporation’s employees and consultants.

Plan Administration.    Our board of directors or a duly authorized committee of our board of directors administers our 2009 Plan. The administrator has the authority, to among other things, (i) interpret the terms of our 2009 Plan and awards granted thereunder, (ii) amend, modify, extend, cancel or renew any award granted under our 2009 Plan, and (iii) make all other determinations and take such other actions with respect to our 2009 Plan or any award granted thereunder as it deems advisable to extent not inconsistent with the terms of our 2009 Plan.

Options.    Options granted under our 2009 Plan have terms substantially similar to options that have been granted under our 2019 Plan.

Changes to Capital Structure.    If there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate and proportionate adjustments will be made to (i) the number and kind of shares subject to outstanding awards; and (ii) the exercise or purchase price of outstanding awards.

Change in Control.    Our 2009 Plan provides that in the event of a change in control (as defined in our 2009 Plan), our board of directors may take one or more of the following actions with respect to outstanding awards: (i) accelerate the vesting and, if applicable, exercisability, of the award, (ii) arrange for the assumption, continuation or substitution of the award by the surviving or acquiring entity (or its parent), (iii) terminate the award if it is neither assumed or continued or substituted by the surviving or acquiring entity nor exercised as of the time of the consummation of the change in control, or (iv) cancel the award in exchange for a payment for each vested share (and each unvested share if so determined by our board of directors) subject to such award in cash, stock, or other property equal to the fair market value of the per share consideration payable in the change in control (net of any exercise or purchase price), with such payment being made in respect of any vested portion of the award as soon as practicable and in respect of any unvested portion of the award on the vesting schedule applicable to the award.

Plan Amendment.    Our board of directors has the authority to amend our 2009 Plan at any time, subject to stockholder approval if required by law or stock exchange rules. No amendment, however, may adversely affect any then outstanding award without the consent of the participant.

2021 Employee Stock Purchase Plan

In                 , our board of directors adopted, and our stockholders approved, our ESPP. Our ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of our ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP includes two components. One component is designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component permits the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.

Share Reserve.    Our ESPP authorizes the issuance of                  shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2022 and continuing through January 1, 2031, by the lesser of (i)                 % of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year; and (ii)                  shares, except before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii).

Administration.    Our board of directors, or a duly authorized committee of our board of directors, administers our ESPP. Our ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under our ESPP, our board of directors may specify offerings with durations of not more than 27 months and to specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. Our ESPP provides that an offering may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in our ESPP and to contribute, normally through payroll deductions, up to 15% of their earnings (as defined in our ESPP) for the purchase of our common stock under our ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in our ESPP at a price per share that is not less than the lesser of (i) 85% of the fair market value of a share of our common stock on the first day of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by our board of directors: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under our ESPP at a rate in excess of $25,000 worth of our common stock (based on the fair market value per share of our common stock at the beginning of an offering) for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under our ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure.    Our ESPP provides that in the event there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, our board of directors will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under our ESPP; (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class(es) and number of shares subject to, and purchase price applicable to, outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions.    Our ESPP provides that in the event of a corporate transaction (as defined in the ESPP), any then-outstanding rights to purchase our common stock under our ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Plan Amendment or Termination.    Our board of directors has the authority to amend or terminate our ESPP, except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Indemnification Matters

Upon the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect immediately prior to the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect immediately prior to the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our Class A common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2018 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, which we refer to as our related parties, had or will have a direct or indirect material interest.

Series J Preferred Stock Financing

From January to February 2021, we completed the closing of the sale of an aggregate of 6,669,146 shares of our Series J preferred stock at a purchase price of $17.10 per share, and, in connection with the sale of such shares of Series J preferred stock, we issued to each purchaser of Series J preferred stock certain warrants to purchase additional shares of Series J preferred stock pursuant to the terms thereof.

The table below sets forth the number of shares of our Series J preferred stock purchased by our related parties as well as the maximum number of shares of Series J preferred stock issuable upon exercise of the above-referenced warrants.

Stockholder(1)	Shares of Series J Preferred Stock	Total Purchase Price ($)	Maximum Shares of Series J Preferred Stock Issuable Upon Exercise of Warrants
The Yoel and Monia Sherry Neman Family Trust(2)	175,438	$3,000,000	52,631
Christophe Jammet(3)	12,865	$220,000	3,859
Bradley Singer and affiliate(4)	233,917	$4,000,000	70,174
D1 Master Holdco I LLC	1,111,111	$18,999,998	333,333
Entities associated with Fidelity Management & Research Company(5)	1,403,508	$23,999,987	421,043
Entities associated with Anchorage Capital Group, L.L.C.(6)	327,115	$5,593,667	98,134

(1)	Additional details regarding certain of these stockholders and their equity holdings are included in this prospectus under the section titled “Principal Stockholders.”
(2)	The Yoel and Monia Sherry Neman Trust is affiliated with the parents of Jonathan Neman, a member of our board of directors and our Chief Executive Officer.
(3)	Christophe Jammet is the brother of Nicolas Jammet, a member of our board of directors and our Chief Concept Officer.
(4)	Includes shares purchased by The Singer 2013 Children’s Trust U/A/D 10/15/13, a trust affiliated with Mr. Singer.
(5)

The entities affiliated with Fidelity Management & Research Company whose shares are aggregated for purposes of reporting share ownership information are Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, Fidelity Blue Chip Growth Commingled Pool, Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, Fidelity Blue Chip Growth Institutional Trust, Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, FIAM Target Date Blue Chip Growth Commingled Pool, Variable Insurance Products Fund III: Growth Opportunities Portfolio, Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund, Fidelity Advisor Series I: Fidelity Advisor Series Growth Opportunities Fund, Fidelity U.S. Growth Opportunities Investment Trust, Fidelity NorthStar Fund, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, Fidelity Growth Company Commingled Pool, and Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund. These entities beneficially own more than 5% of our outstanding capital stock.

(6)

The entities affiliated with Anchorage Capital Group, L.L.C. are Anchorage Illiquid Opportunities Offshore Master V, L.P. and Anchorage Illiquid Opportunities Master VI (A), L.P. These entities beneficially own more than 5% of our outstanding capital stock.

Series I Preferred Stock Financing

In September 2019, we completed the closing of the sale of an aggregate of 8,771,925 shares of our Series I preferred stock at a purchase price of $17.10 per share.

The table below sets forth the number of shares of our Series I preferred stock purchased by our related parties.

Stockholder(1)	Shares of Series I Preferred Stock	Total Purchase Price ($)
D1 Capital Partners Master LP	2,066,188	$35,331,815
Entities associated with Fidelity Management & Research Company(2)	2,066,188	$35,331,815
Certain funds and accounts advised or subadvised by T. Rowe Price Associates, Inc.(3)	835,077	$14,279,817
Entities associated with Anchorage Capital Group, L.L.C.(4)	430,235	$7,357,019

(1)	Additional details regarding these stockholders and their equity holdings are included in this prospectus under the section titled “Principal Stockholders.”
(2)

The entities affiliated with Fidelity Management & Research Company whose shares are aggregated for purposes of reporting share ownership information are Variable Insurance Products Fund III: Growth Opportunities Portfolio, Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund, Fidelity Advisor Series I: Fidelity Advisory Series Growth Opportunities Fund, Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, Fidelity Growth Company Commingled Pool, Fidelity Mt. Vernon Street Trust : Fidelity Growth Company K6 Fund, Fidelity Contrafund: Fidelity Advisor New Insights Fund, Fidelity U.S. Multi-Cap Investment Trust, Fidelity U.S. All Cap Fund, Fidelity Concord Street Trust: Fidelity Mid-Cap Stock Fund, Fidelity Mid-Cap Stock Commingled Pool, Fidelity Mt. Vernon Street Trust: Fidelity New Millennium Fund, Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, Fidelity Blue Chip Growth Commingled Poo, Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, Fidelity Blue Chip Growth Institutional Trust, and FIAM Target Date Blue Chip Growth Commingled Pool. These entities beneficially own more than 5% of our outstanding capital stock.

(3)

Certain funds and accounts advised or subadvised by T. Rowe Price Associates, Inc. whose shares are aggregated for purposes of reporting share ownership information are T. Rowe Price New Horizons Fund, Inc, T. Rowe Price New Horizons Trust, T. Rowe Price U.S. Equities Trust, MassMutual Select Funds – MassMutual Select T. Rowe Price Small and Mid Cap Blend Fund, T. Rowe Price Small-Cap Value Fund, Inc., and T. Rowe Price U.S. Small-Cap Value Equity Trust. These entities beneficially own more than 5% of our outstanding capital stock.

(4)

The entities affiliated with Anchorage Capital Group, L.L.C. are Anchorage Illiquid Opportunities Offshore Master V, L.P. and Anchorage Illiquid Opportunities Master VI (A), L.P. These entities beneficially own more than 5% of our outstanding capital stock.

Series H Preferred Stock Financing

In November 2018, we completed the closing of the sale of an aggregate of 15,337,423 shares of our Series H preferred stock at a purchase price of $13.04 per share.

The table below sets forth the number of shares of our Series H preferred stock purchased by our related parties.

Stockholder(1)	Shares of Series H Preferred Stock	Total Purchase Price ($)
Entities associated with Fidelity Management & Research Company(2)	6,901,841	$90,000,007
Entities associated with Anchorage Capital Group, L.L.C.(3)	3,834,355	$49,999,989

(1)	Additional details regarding these stockholders and their equity holdings are included in this prospectus under the section titled “Principal Stockholders.”

(2)

The entities affiliated with Fidelity Management & Research Company whose shares are aggregated for purposes of reporting share ownership information are Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, Fidelity Growth Company Commingled Pool, Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, Fidelity Blue Chip Growth Commingled Pool, Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, Fidelity Blue Chip Growth Institutional Trust, Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, FIAM Target Date Blue Chip Growth Commingled Pool, and Fidelity Magellan Fund: Fidelity Magellan Fund. These entities beneficially own more than 5% of our outstanding capital stock.

(3)

The entities affiliated with Anchorage Capital Group, L.L.C. are Anchorage Illiquid Opportunities Offshore Master V, L.P. and Anchorage Illiquid Opportunities Master VI (A), L.P. These entities beneficially own more than 5% of our outstanding capital stock.

Series G Preferred Stock Financing

From February to May 2018, we completed the closing of an aggregate of 3,322,223 shares of our Series G preferred stock at a purchase price of $9.00 per share, in an extension to our prior Series G preferred stock financing round.

The table below sets forth the number of shares of our Series G preferred stock purchased by our related parties.

Stockholder(1)	Shares of Series G Preferred Stock	Total Purchase Price ($)
The Reback-Costin Family Trust(2)	20,000	$180,000
Anchorage Illiquid Opportunities Master VI (A), L.P.	127,118	$1,144,062
Certain funds and accounts advised or subadvised by T. Rowe Price Associates, Inc.(3)	1,333,333	$11,999,997

(1)	Additional details regarding certain of these stockholders and their equity holdings are included in this prospectus under the section titled “Principal Stockholders.”
(2)	The Reback-Costin Family Trust is for the benefit of Mitch Reback, our Chief Financial Officer.
(3)

Certain funds and accounts advised or subadvised by T. Rowe Price Associates, Inc. whose shares are aggregated for purposes of reporting share ownership information are T. Rowe Price New Horizons Fund, Inc, T. Rowe Price New Horizons Trust, T. Rowe Price U.S. Equities Trust, MassMutual Select Funds – MassMutual Select T. Rowe Price Small and Mid Cap Blend Fund, T. Rowe Price Small-Cap Value Fund, Inc., and T. Rowe Price U.S. Small-Cap Value Equity Trust. These entities beneficially own more than 5% of our outstanding capital stock.

Secondary Transactions

Pursuant to certain agreements with our stockholders, including our amended and restated stockholders’ agreement, dated as of January 21, 2021, our amended and restated bylaws, as amended to date, and our equity incentive plans and the equity award documentation thereunder, as amended to date, certain shares of our capital stock are subject to transfer restrictions and/or a right of first refusal in our, or our assignee’s, favor. Since January 1, 2018, in transactions involving related parties and in excess of $120,000, we have waived such rights of first refusal or transfer restrictions in connection with the purchase and sale of (i) 2,311,841 shares of our common stock, (ii) 65,000 shares of our Series B preferred stock, and (iii) 163,500 shares of our Series C preferred stock, in an aggregate of 13 separate transactions. Certain of our current or former directors or officers, including Jonathan Neman, Nathaniel Ru, Nicolas Jammet, Mike Hislop, and Stephen M. Case, or their affiliated entities, as well as holders of more than 5% of our capital stock, including entities related to D1 Capital and Fidelity, were parties to one or more of the foregoing transactions.

Since January 1, 2018, certain holders of more than 5% of our capital stock, including entities related to Revolution Growth, which is an affiliate of Stephen M. Case, Fidelity, and D1 Capital were also party to one or more purchases and sales of: (i) 5,629,997 shares of our Series D preferred stock and (ii) 766,871 shares of our Series H preferred stock, in an aggregate of 6 separate transactions involving in excess of $120,000.

Stockholders’, Management Rights and Co-Sale Agreements

In connection with our preferred stock financings, we entered into stockholders’, management rights and right of first refusal and co-sale agreements containing registration rights, information rights, rights of first offer, voting rights and rights of first refusal, among other things, with certain holders of our capital stock. The holders of more than 5% of our capital stock that are party to these agreements are D1 Master Holdco I LLC, entities associated with Revolution Growth (which are affiliates of Stephen M. Case, a member of our board of directors), entities associated with Fidelity Management & Research Company, entities associated with Anchorage Capital Group, L.L.C. and certain funds and accounts advised or subadvised by T. Rowe Price Associates, Inc. In addition, Jonathan Neman, our Chief Executive Officer and member of our board of directors, Nicolas Jammet, our Chief Concept Officer and member of our board of directors, and Nathaniel Ru, our Chief Brand Officer and member of our board of directors, are also parties to our stockholders’ agreement and right of first refusal and co-sale agreement, as well as certain entities under the control of the foregoing persons or for their benefit. Certain related parties of Mr. Neman, Mr. Ru, and Mr. Jammet, including members of such persons’ immediate family, are party to our stockholders’ agreement and/or right of first refusal agreement in their capacity as our investors. Mitch Reback (our Chief Financial Officer) and Neil Blumenthal, Youngme Moon, Valerie Jarrett, Cliff Burrows, and Bradley Singer (non-employee members of our board of directors), and/or their related parties (as may be applicable), including members of such persons’ immediate family, are party to our stockholders’ agreement and/or right of first refusal agreement in their capacity as our stockholders.

The stockholder agreements described above will terminate upon the closing of this offering, except for the registration rights granted under our stockholders’ agreement, which will terminate upon the earlier of: (i) five years after the completion of this offering; and (ii) with respect to any particular stockholder, such time as such stockholder can sell all of its shares under Rule 144 of the Securities Act or another similar exemption during any three-month period, provided that such stockholder holds less than one percent of our outstanding capital stock. For a description of the registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Loans to Directors and Executive Officers

We previously made loans to certain of our directors and executive officers. As described below, each of the loans will be terminated prior to the initial public filing of the registration statement of which this prospectus forms a part.

Loans to Jonathan Neman

In September 2020, in connection with the exercise of stock options, we made loans to Jonathan Neman, our Chief Executive Officer and a member of our board of directors, in the amounts of $4,282,995 and $717,000, each with interest at 0.35%, compounded annually. The loans were made pursuant to partial recourse promissory notes and secured by pledges of 551,222 shares and 150,000 shares of our Class B common stock, respectively, purchased by Mr. Neman with the proceeds of the loans. These loans will no longer be outstanding prior to the initial public filing of the registration statement of which this prospectus forms a part.

Loans to Nicolas Jammet

In September 2020, in connection with the exercise of stock options, we made loans to Nicolas Jammet, our Chief Concept Officer and a member of our board of directors, in the amounts of $4,282,995 and $717,000, each with interest at 0.35%, compounded annually. The loans were made pursuant to partial recourse promissory notes and secured by pledges of 551,222 shares and 150,000 shares of our Class B common stock, respectively, purchased by Mr. Jammet with the proceeds of the loans. These loans will no longer be outstanding prior to the initial public filing of the registration statement of which this prospectus forms a part.

Loans to Nathaniel Ru

In September 2020, in connection with the exercise of stock options, we made loans to Nathaniel Ru, our Chief Brand Officer and a member of our board of directors, in the amounts of $4,282,995 and $717,000, each with interest at 0.35%, compounded annually. The loans were made pursuant to partial recourse promissory notes and secured by pledges of 551,222 shares and 150,000 shares of our Class B common stock, respectively, purchased by Mr. Ru with the proceeds of the loans. These loans will no longer be outstanding prior to the initial public filing of the registration statement of which this prospectus forms a part.

Loan to Mitch Reback

In February 2019, in connection with the exercise of stock options, we loaned Mitch Reback, our Chief Financial Officer, $717,600, with interest at 4.0% per annum. The loan was made pursuant to a partial recourse promissory note and secured by a pledge of 120,000 shares of our Class B common stock purchased by Mr. Reback with the proceeds of the loan. This loan will no longer be outstanding prior to the initial public filing of the registration statement of which this prospectus forms a part.

Loan to Neil Blumenthal

In September 2020, in connection with the exercise of stock options, we loaned Neil Blumenthal, a member of our board of directors, $279,750, with interest at 0.35%, compounded annually. The loan was made pursuant to a partial recourse promissory note and secured by a pledge of 75,000 shares of our Class B common stock purchased by Mr. Blumenthal with the proceeds of the loan. This loan will no longer be outstanding prior to the initial public filing of the registration statement of which this prospectus forms a part.

Loans to Youngme Moon

In September 2020, in connection with the exercise of stock options, we made loans to Youngme Moon, a member of our board of directors, in the amounts of $235,500 and $233,100, each with interest at 0.35%, compounded annually. The loans were made pursuant to partial recourse promissory notes and secured by a pledge of 75,000 shares and 30,000 shares of our Class B common stock, respectively, purchased by Ms. Moon with the proceeds of the loans. These loans will no longer be outstanding prior to the initial public filing of the registration statement of which this prospectus forms a part.

Loan to Valerie Jarrett

In September 2020, in connection with the exercise of stock options, we loaned Valerie Jarrett, a member of our board of directors, $239,000, with interest at 0.35%, compounded annually. The loan was made pursuant to a partial recourse promissory note and secured by a pledge of 50,000 shares of our Class B common stock purchased by Ms. Jarrett with the proceeds of the loan. This loan will no longer be outstanding prior to the initial public filing of the registration statement of which this prospectus forms a part.

Loans to Cliff Burrows

In September 2020, in connection with the exercise of stock options, we made loans to Cliff Burrows, a member of our board of directors, in the amounts $239,000 and $77,000, each with interest at 0.35%, compounded annually. The loans were made pursuant to partial recourse promissory notes and secured by pledges of 50,000 shares and 10,000 shares of our Class B common stock, respectively, purchased by Mr. Burrows with the proceeds of the loans. These loans will no longer be outstanding prior to the initial public filing of the registration statement of which this prospectus forms a part.

Prior Founder Loans

In December 2013, February 2015, and September 2016 we made loans to each of Jonathan Neman, our Chief Executive Officer and a member of our board of directors, Nicolas Jammet, our Chief Concept Officer and a member of our board of directors, and Nathaniel Ru, our Chief Brand Officer and a member of our board of directors. The 2013 loans were each in the amount of $500,000, the 2015 loans were each in the amount of $333,333, and the 2016 loans were each in the amount of $500,000, respectively, and each bears simple interest at 4.0% per annum. The loans were made pursuant to non-recourse promissory notes and the 2013 loans were each secured by pledges of 1,560,000 shares, the 2015 loans were each secured by pledges of 520,000 shares, and the 2015 loans were each secured by pledges of 416,667 shares, respectively, of our Class B common stock. These loans will no longer be outstanding prior to the initial public filing of the registration statement of which this prospectus forms a part.

Other Transactions

We have entered into employment agreements with our executive officers that, among other things, may provide for certain compensatory and change in control benefits, as well as severance benefits. We have also entered into offer letters with certain of our non-employee directors with respect to their service as our directors. For a description of these agreements with our named executive officers, see the section titled “Executive Compensation.”

We have also granted stock options to our executive officers and certain of our non-employee directors. For a description of these equity awards, see the section titled “Executive Compensation.”

Jonathan Neman (our Chief Executive Officer and a member of board of directors), Nicolas Jammet (our Chief Concept Officer and a member of our board of directors), Nathaniel Ru (our Chief Brand Officer and member of our board of directors), and Mitch Reback (our Chief Financial Officer) each hold indirect minority passive equity interests in Luzzatto Opportunity Fund II, LLC, an entity which holds indirect equity interests in Welcome to the Dairy, LLC, which is the owner of our the property leased by us at 3101 W. Exposition Boulevard, Los Angeles, CA 90018, for our sweetgreen Support Center. Beginning in August 2021 and continuing through the term of the lease, which expires in February 2032, we will pay to Welcome to the Dairy, LLC graduated monthly base rent installments ranging from $181,695 to $244,183.

Indemnification Agreements

We have entered into indemnification agreements with certain of our current directors and executive officers, and intend to enter into new indemnification agreements with each of our current directors and executive officers before the completion of this offering. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law. See the section titled “Executive Compensation—Indemnification Matters.”

Policies and Procedures for Related Party Transactions

Prior to the completion of this offering, we intend to adopt a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related party transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of March 28, 2021, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Class A common stock and Class B common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

The percentage ownership information under the column titled “Prior to Offering” is based on 91,038,668 shares of Class B common stock outstanding as of March 28, 2021 assuming the automatic conversion of 69,231,197 outstanding shares of preferred stock into an equivalent number of shares of Class B common stock and the issuance of up to 2,000,715 shares of Class B common stock, which is the maximum number of shares issuable upon the automatic net exercise of outstanding Series J preferred stock warrants in connection with this offering, which will occur immediately prior to the completion of this offering. The percentage ownership information under the column titled “After Offering” is based on              shares of Class A common stock and              shares of Class B common stock outstanding immediately after the completion of this offering, after giving effect to the sale of             shares of Class A common stock by us in this offering, and assuming no exercise by the underwriters of their option to purchase additional shares.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of March 28, 2021. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose.

Shares of Class B common stock issuable pursuant to the exercise of options or warrants that are currently exercisable or exercisable within 60 days of March 28, 2021 are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person, except that, as described above, the number of shares outstanding used for computing the percentage ownership for each person assumes the issuance of 2,000,715 shares of Class B common stock upon the automatic net exercise of outstanding Series J preferred stock warrants.

Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o Sweetgreen, Inc., 3101 Exposition Boulevard, Los Angeles, California 90018.

	Shares Beneficially Owned Prior to Offering						Shares Beneficially Owned After Offering
	Class A Common Stock		Class B Common Stock		% of Total Voting Power	# of Shares being Sold	Class A Common Stock		Class B Common Stock		% of Total Voting Power
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%
5% Stockholders
Entities affiliated with Fidelity(1)			10,945,175	12.0%
Entities affiliated with T. Rowe Price(2)			8,524,197	9.4%
Entities affiliated with Revolution Growth(3)			6,241,521	6.9%
D1 Master Holdco I LLC(4)			5,898,438	6.5%
Jonathan Neman and affiliates(5)			6,217,297	6.8%
Nicolas H. Jammet and affiliates(6)			4,987,322	5.4%
Nathaniel Ru and affiliates(7)			4,984,194	5.4%
Entities affiliated with Anchorage Capital Group, L.L.C.(8)			4,816,957	5.3%
Directors and Named Executive Officers
Jonathan Neman(5)			6,217,297	6.8%
Chris Carr(9)			87,500	*
Jim McPhail(9)			39,583	*
Neil Blumenthal			75,000	*
Julie Bornstein			—	—
Cliff Burrows			60,000	*
Stephen M. Case(10)			6,405,065	7.0%
Nicolas H. Jammet(6)			4,987,322	5.4%
Valerie Jarret			50,000	*
Youngme Moon			105,000	*
Nathaniel Ru(7)			4,984,194	5.4%
Bradley Singer(11)			233,917	*
All directors and executive officers as a group (15 persons)(12)			24,182,015	25.7%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 4,414,688 shares held and 104,089 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund; (ii) 775,600 shares held by Fidelity Contrafund: Fidelity Advisor New Insights Fund – Sub B; (iii) 1,164,800 shares held and 50,568 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund; (iv) 1,046,648 shares held and 50,654 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by Fidelity Growth Company Commingled Pool; (v) 213,900 shares held by Fidelity Concord Street Trust: Fidelity Mid-Cap Stock Fund; (vi) 588,089 shares held and 113,036 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund; (vii) 87,300 shares held by Fidelity Mt. Vernon Street Trust: Fidelity New Millennium Fund; (viii) 398,690 shares held and 8,314 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by FIAM Target Date Blue Chip Growth Commingled Pool; (ix) 241,551 shares held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund; (x) 317,975 shares held and 11,439 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund; (xi) 97,301 shares held and 16,830 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by Variable Insurance Products Fund III: VIP Growth Opportunities Portfolio; (xii) 31,959 shares held by Fidelity U.S. All Cap Fund; (xiii) 166,522 shares held and 3,607 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by Fidelity Blue Chip Growth Commingled Pool; (xiv) 31,363 shares held and 4,098 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by Fidelity Advisor Series I: Fidelity Advisor Series Growth Opportunities Fund; (xv) 8,000 shares held by Fidelity Mid-Cap Stock Commingled Pool; (xvi) 15,249 shares held and 289 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by Fidelity Blue Chip Institutional Trust; (xvii) 133,374 shares held and 39,127 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund; (xviii) 3,341 shares held and 201 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 by Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund; (xix) 766,499 shares held and 12,407 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund; (xx) 4,466 shares held and 1,339 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by Fidelity U.S. Growth Opportunities Investment Trust; and (xxi) 16,817 shares held and 5,045 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by Fidelity NorthStar Fund. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer, and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The business address for FMR LLC is 200 Seaport Blvd. V12E, Boston, MA 02210.
(2)

Consists of 679,577 shares held by T. Rowe Price New Horizons Trust, 197,925 shares held by T. Rowe Price U.S. Small-Cap Value Equity Trust, 6,296,989 shares held by T. Rowe Price New Horizons Fund, Inc., 7,919 shares held by MassMutual Select Funds – MassMutual Select T. Rowe Price Small and Mid-Cap Blend Fund; 38,574 shares held by T. Rowe Price U.S. Equities Trust, and 1,303,213 shares held by T. Rowe Price Small-Cap Value Fund, Inc. T. Rowe Price Associates, Inc. (“TRPA”) serves as investment adviser with power to direct investment and/or sole power to vote the shares listed above. TRPA may be deemed to be the beneficial owner of all of the shares listed above but disclaims beneficial ownership of such shares. The address for each of the entities listed above is 100 East Pratt Street, Baltimore, MD 21202.

(3)

Consists of 2,080,497 shares held by Georgetown SG Holdings, LLC, 2,080,527 shares held by Revolution Growth II, LP, and 2,080,497 shares held by Tavern Green Holdings, LLC. Steven J. Murray, is the operating manager of the ultimate general partner of Revolution Growth II, LP, the sole member of Georgetown SG Holdings, LLC and Tavern Green Holdings, LLC, and has the power to vote the shares held by Georgetown SG Holdings, LLC, Revolution Growth II, LP and Tavern Green Holdings, LLC. Mr. Murray, Theodore J. Leonis, and Stephen M. Case, one of our directors, may be deemed to share dispositive power over the shares held by Georgetown SG Holdings, LLC, Revolution Growth II, LP and Tavern Green Holdings, LLC. Mr. Case’s LP and GP interests in Revolution Growth II, LP are pledged as security in connection with a credit facility, and therefore the shares held by Revolution Growth II, LP, Tavern Green Holdings, LLC and Georgetown SG Holdings, LLC that are beneficially owned by Mr. Case may be considered indirectly pledged as security. The address for the each of the entities and persons listed above is 1717 Rhode Island Ave., NW, 10th Floor, Washington, DC 20036.

(4)

Consists of 5,565,105 shares held and 333,333 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021. D1 Capital Partners L.P. (the “D1 Management Company”) is a registered investment adviser and serves as the investment manager of private investment vehicles and accounts, including D1 Master Holdco I LLC, and may be deemed to beneficially own the shares of common stock held by D1 Master Holdco I LLC. Daniel Sundheim indirectly controls the D1 Management Company. The business address of each of D1 Master HoldCo I LLC, D1 Capital Partners L.P. and Daniel Sundheim is 9 West 57th Street, 36th Floor, New York, NY 10019.

(5)

Consists of (i) 719,049 shares held by Jonathan Neman, (ii) 3,442,669 shares held by Jonathan Neman Revocable Trust U/T/A dated October 7, 2016, for which Mr. Neman is the trustee, (iii) 184,563 shares held by Nicholas H. Jammet, as Trustee of the Jonathan Neman 2014 GRAT, (iv) 943,991 shares held by the JDRB Trust of which Mr. Neman is the beneficiary, and (v) 926,995 shares subject to options that are exercisable within 60 days of March 28, 2021.

(6)

Consists of (i) 719,349 shares held by Nicolas H. Jammet, (ii) 3,153,309 shares by Nicolas Jammet Revocable Trust U/T/A dated October 7, 2016, for which Mr. Jammet is the trustee, (iii) 187,669 shares held by Patrick Jammet, as Trustee of the Nicolas H. Jammet 2014 GRAT, and (iv) 926,995 shares subject to options that are exercisable within 60 days of March 28, 2021.

(7)

Consists of (i) 719,092 shares held by Nathaniel Ru, (ii) 3,153,100 held by Nathaniel Ru Revocable Trust U/T/A dated October 7, 2016, for which Mr. Ru is the trustee, (iii) 185,007 shares held by Jonathan Neman, as Trustee of the Nathaniel Espinoza Ru 2014 GRAT, and (iv) 926,995 shares subject to options that are exercisable within 60 days of March 28, 2021.

(8)

Consists of 2,330,264 shares held and 48,461 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by Anchorage Illiquid Opportunities Master VI(A), L.P. (“AIO VI(A)”) and 2,388,559 shares held and 49,673 shares issuable pursuant to warrants exercisable within 60 days of March 28, 2021 held by Anchorage Illiquid Opportunities Offshore Master V, L.P. (“AIO V”). Anchorage Advisors Management, L.L.C. is the sole managing member of Anchorage Capital Group, L.L.C., which in turn is the investment manager of AIO VI(A) and AIO V. Mr. Kevin Ulrich is the Chief Executive Officer of Anchorage Capital Group, L.L.C. and the senior managing member of Anchorage Advisors Management, L.L.C. As such, each of the foregoing persons may be deemed to have voting and dispositive power over the Shares held by AIO VI(A) and AIO V. Each of the foregoing persons disclaims beneficial ownership of the Shares held by AIO VI(A) and AIO V, except of any pecuniary interests therein. The business address of each of the entities and persons listed above is c/o Anchorage Capital Group, L.L.C., 610 Broadway, 6th Floor, New York, NY 10012.

(9)	Represents shares subject to options that are exercisable within 60 days of March 28, 2021.
(10)

Consists of 163,544 shares held by TF Group Holdings LLC. Mr. Case is the ultimate beneficial owner of the shares held by TF Group Holdings LLC and has the power to vote and dispose of such shares. Also includes the shares described in footnote number 3 above.

(11)	Consists of (i) 175,438 shares held by Bradley Singer and (ii) 58,479 shares held by The Singer 2013 Children’s Trust U/A/D 10/15/13 for which Mr. Singer and Alexandra T. Singer are trustees.
(12)	Consists of (i) 21,052,215 shares beneficially owned by our current executive officers and directors and (ii) 3,129,800 shares subject to options that are exercisable within 60 days of March 28, 2021.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the completion of this offering, as well as the relevant provisions of the Delaware General Corporation Law. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the completion of this offering, our authorized capital stock will consist of              shares, all with a par value of $0.001 per share, of which:

•	shares will be designated Class A common stock;

•	shares will be designated Class B common stock; and

•	shares will be designated preferred stock.

As of June 27, 2021, we had outstanding             shares of Class A common stock and              shares of Class B common stock, which assumes the automatic conversion of                      outstanding shares of preferred stock as of June 27, 2021 into an equivalent number of shares of Class B common stock immediately prior to the completion of this offering and the issuance of              shares of Class B common stock, which is the maximum number of shares issuable upon the automatic net exercise of outstanding Series J preferred stock warrants in connection with this offering.

Our outstanding capital stock was held by                      stockholders of record as of June 27, 2021. Our board of directors is authorized, without stockholder approval except as required by the listing standards of                 , to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

Upon the completion of this offering, we will have authorized Class A common stock and Class B common stock. All outstanding shares of our existing common stock and all outstanding shares of our existing preferred stock will be reclassified into shares of our new Class B common stock. In addition, options and warrants to purchase shares of our capital stock outstanding prior to the completion of this offering will become eligible to be settled in or exercisable for shares of our Class B common stock.

Voting Rights

Holders of Class A common stock will be entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Class B common stock will be entitled to                 votes per share on all matters to be voted upon by the stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders (including the election of directors), unless otherwise required by Delaware law or our amended and restated certificate of incorporation.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise will be expressly provided in our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering or required by applicable law, all shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class. See the section titled “Dividend Policy” for additional information.

Liquidation Rights

On our liquidation, dissolution, or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Change of Control Transactions

The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (i) the closing of the sale, transfer, or other disposition of all or substantially all of our assets, (ii) the consummation of a consolidation, merger, or reorganization which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity, or (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, consolidation, merger, or reorganization under any employment, consulting, severance, or other compensatory arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same proportion and manner.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption, or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. After the closing of this offering, on any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering, including transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred.

Any holder’s shares of Class B common stock will convert automatically into Class A common stock, on a one-to-one basis, upon the following: (i) sale or transfer of such share of Class B common stock; (ii) the death of the Class B common stockholder (or nine months after the date of death if the stockholder is one of our founders); and (iii) on the final conversion date, defined as the earlier of (a) the first trading day on or after the date on which the outstanding shares of Class B common stock represent less than 10% of the then outstanding Class A and Class B common stock; (b) the tenth anniversary of this offering; or (c) the date specified by a vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a single class.

Once transferred and converted into Class A common stock, the Class B common may not be reissued.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued under this offering will be fully paid and non-assessable.

Preferred Stock

As of June 27, 2021, there were              shares of our preferred stock outstanding. Immediately prior to the completion of this offering, no shares of preferred stock will be outstanding assuming the automatic conversion of                      outstanding shares of preferred stock as of June 27, 2021 into an equivalent number of shares of Class B common stock.

Under our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of              shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our Class A Common stock and Class B common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Immediately prior to the completion of this offering, no shares of preferred stock will be outstanding. We have no present plan to issue any shares of preferred stock.

Options

As of June 27, 2021,                      and              shares of our Class B common stock were issuable on the exercise of outstanding options to purchase shares of our Class B common stock under our

2009 Plan and 2019 Plans, respectively, with weighted-average exercise prices of $         and $         per share, respectively. For additional information regarding terms of our equity incentive plans, see the section titled “Executive Compensation—Employee Benefit Plans.”

Warrants

Common Stock Warrants

As of June 27, 2021, warrants to purchase an aggregate of              shares of our Class B Common Stock, with a weighted-average exercise price of $ per share were outstanding. If not exercised prior to the completion of this offering, these warrants will terminate upon the completion of this offering.

Series F Preferred Stock Warrants

As of June 27, 2021, warrants to purchase an aggregate of              shares of our Series F preferred stock, with an exercise price of $7.67 per share. If not exercised prior to the completion of this offering, these warrants will be automatically converted into warrants for Class B common stock upon the completion of this offering.

Series J Preferred Stock Warrants

As of June 27, 2021, warrants to purchase up to an aggregate of              shares of our Series J preferred stock were outstanding. If not exercised prior to the completion of this offering, these warrants will be automatically net exercised upon the completion of this offering. The exact number of shares issuable upon the automatic net exercise of these warrants will be calculated using a formula based on the initial public offering price of our Class A common stock.

Registration Rights

We are party to an amended and stockholders’ agreement that provides that certain holders of our capital stock, including certain holders of our preferred stock have certain registration rights, as set forth below. This stockholders’ agreement was initially entered into in November 2009 and has been amended and restated from time to time in connection with our preferred stock financings. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire upon the earliest to occur of: (i) five years after the completion of this offering; or (ii) with respect to any particular stockholder, such time as such stockholder can sell all of its shares under Rule 144 of the Securities Act or another similar exemption during any three-month period, provided that such stockholder holds less than one percent of our outstanding capital stock.

Demand Registration Rights

The holders of an aggregate of              shares of our capital stock will be entitled to certain demand registration rights. At any time beginning six months following the completion of this offering, certain holders of these shares may request that we register all or a portion of the registrable shares. We are obligated to effect only two such registrations. Such request for registration must cover shares with an anticipated aggregate offering price, before deduction of underwriting discounts and commissions, of at least $15 million.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of              shares of our capital stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, subject to certain exceptions, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of              shares of our capital stock will be entitled to certain Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from such holders, to have such shares registered by us if the anticipated aggregate offering price of such shares is at least $10 million, subject certain exceptions. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Stockholder Meetings

Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by our chairperson of the board, chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors, or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.

Removal of Directors

Our amended and restated certificate of incorporation will provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Section 203 of the Delaware General Corporation Law

When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

Our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. Our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision.

For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Additionally, our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock. The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Indemnification Matters.”

Exchange Listing

Our common stock is currently not listed on any securities exchange. We intend to apply to list our Class A common on                 under the symbol “SG.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock will be                 . The transfer agent’s address is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our Class A common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of June 27, 2021, upon the completion of this offering, a total of              shares of Class A common stock and              shares of Class B common stock will be outstanding, assuming the automatic conversion of                  outstanding shares of preferred stock as of June 27, 2021 into an equivalent number of shares of Class B common stock immediately prior to the completion of this offering and the issuance of              shares of Class B common stock, which is the maximum number of shares issuable upon the automatic net exercise of outstanding Series J preferred stock warrants in connection with this offering. Of these shares, all of the Class A common stock sold in this offering by us, plus any shares sold by on the exercise of the underwriters’ option to purchase additional shares of Class A common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of Class B common stock will be, and shares of Class B common stock subject to stock options and warrants will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below, subject, in the case of restricted securities, to such shares having been beneficially owned for at least six months. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of shares of Class A common stock then outstanding, which will equal approximately              shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us; or

•	the average weekly trading volume of our Class A common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our Class A common stock and Class B common stock that are issuable under the 2009 Plan, 2019 Plan, 2021 Plan and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-Up Arrangements and Market Standoff Agreements

We, all of our directors, executive officers and the holders of substantially all of our Class A common stock and Class B common stock and securities exercisable for or convertible into our Class A common stock and Class B common stock outstanding immediately prior to the completion of this offering, have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, subject to certain exceptions, we and they will not, without the prior written consent of                 , offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our Class A common stock or Class B common Stock, or any options or warrants to purchase any shares of our Class A common stock or Class B common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our Class A common stock or Class B common stock. These agreements are described in the section titled “Underwriting.”                 may, in its sole discretion, release any of the securities subject to these lock-up agreements at any time.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements, including our amended and restated investors’ rights agreement, with certain of our security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the completion of this offering, the holders of             shares of our capital stock or their transferees will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

10b5-1 Plans

After the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

OF OUR CLASS A COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not deal with non-U.S., state, or local tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, and does not address U.S. federal tax consequences other than income taxes. For example, it does not address estate and gift taxes, the alternative minimum tax, the Medicare contribution tax on net investment income, or the application of special tax accounting rules under Section 451(b). Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, tax-qualified retirement plans, governmental organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations or other entities organized outside of the United States, any state thereof, or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy, persons who acquire our Class A common stock through the exercise of an option or otherwise as compensation, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements and investors in such pass-through entities or arrangements, persons deemed to sell our Class A common stock under the constructive sale provisions of the Code, and persons that own, or are deemed to own, our Class B common stock. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code and Treasury Regulations, rulings, and judicial decisions thereunder, each as of the date hereof, and such authorities may be repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service (the “IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our Class A common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, gift, estate, and other tax consequences of acquiring, owning, and disposing of our Class A common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local, or non-U.S. tax consequences, or under any applicable income tax treaty.

For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Class A common stock that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our Class A common stock that is, or is treated for U.S. federal income tax purposes as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock to a Non-U.S. Holder, such distributions, to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding, and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. We do not intend to adjust our withholding unless such certificates are provided to us or our paying agent before the payment of dividends and are updated as may be required by the IRS. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and you do not timely file the required certification, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our Class A common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our Class A common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of Class A common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our Class A common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (ii) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period in our Class A common stock. In general, we would be a United States real property holding corporation if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we have not been and we are not, and do not anticipate becoming, a United States real property holding corporation. Because the determination of whether we are a United States real property holding corporation depends, however, on the fair market value of our U.S. real property interests relative to the fair market value of our non-United States real property interests and our other business assets, there can be no assurance we currently are not a United States real property holding corporation or will not become one in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than 5% of our Class A common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period in our Class A common stock and (2) our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market. There can be no assurance that our Class A common stock will qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our Class A common stock exceeds 5%, you will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

If you are a Non-U.S. Holder described in (i) above, you will be required to pay tax on a net income basis at the U.S. federal income tax rates applicable to U.S. Holders, and corporate Non-U.S. Holders described in (i) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are a Non-U.S. Holder described in (ii) above, you will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which gain may be offset by certain U.S.-source capital losses (even though you are not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting Requirements and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of distributions on our Class A common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our Class A common stock. Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which you reside or are established. You may be subject to backup withholding on payments on our Class A common stock or on the proceeds from a sale or other disposition of our Class A common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

FATCA withholding currently applies to payments of dividends. The U.S. Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our Class A common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC and J.P Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

Total

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters have an option to buy up to an additional             shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to additional shares of Class A common stock from us.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares of Class A common stock, the representatives may change the offering price and the other selling terms.

The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of Class A common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We and our executive officers, directors, and holders of substantially all of our Class A common stock and securities convertible into or exchangeable for our Class A common stock have agreed or will agree with the underwriters, for the restricted period, except with the prior written consent of Goldman Sachs & Co. LLC, not to:

•

offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of any shares of Class A common stock, or any options or warrants to purchase any shares of Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock, or publicly disclose an intention to do any of the foregoing, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership (as such term is used in Rule 13d-3 of the Exchange Act); or

•

enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of our Class A common stock or any securities convertible into or exercisable, or exchangeable for shares of our Class A common stock.

Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our Class A common stock on the                  under the symbol “SG.”

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of our Class A common stock than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of our Class A common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of Class A common stock or purchasing shares of Class A common stock in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of Class A common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of Class A common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of our Class A common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the                , in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $         million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $        .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, from time to time, certain of the underwriters and their respective affiliates may effect transactions for their own account or for the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any shares at any time under the following exemptions under the EU Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

Each person in an EEA State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the EU Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the EU Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in an EEA State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any shares at any time under the following exemptions under the UK Prospectus Regulation:

(i)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(ii)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the United Kingdom who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the

“Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation, or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of Class A common stock under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA, or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities, or other assets), (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA, or (vi) as specified in Regulation 32.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify, all relevant persons (as defined in Section 309A(1) of the SFA), that shares of our common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of Class A common stock may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of Class A common stock must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”), as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from

Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO, or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree, and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Santa Monica, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statements as of December 29, 2019 and December 27, 2020, and for each of the two years in the period ended December 27, 2020, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.

We also maintain a website at www.sweetgreen.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Sweetgreen, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sweetgreen, Inc. and subsidiaries (the “Company”) as of December 27, 2020 and December 29, 2019, the related consolidated statements of operations, preferred stock and stockholders’ deficit, and cash flows for each of the two years ended December 27, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 27, 2020 and December 29, 2019, and the results of its operations and its cash flows for each of the years ended December 27, 2020 and December 29, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Los Angeles, California

June 17, 2021

We have served as the Company’s auditor since 2012.

SWEETGREEN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 27, 2020	December 29, 2019
ASSETS
Current assets:
Cash and cash equivalents	$102,640	$249,257
Accounts receivable	1,087	2,383
Inventory	620	831
Prepaid expenses	5,387	6,119
Tenant improvement receivable	5,523	2,595
Current portion of lease acquisition costs	384	339
Other current assets	218	57

Total current assets	115,859	261,581

Property and equipment, net	127,211	107,783
Goodwill	6,275	6,275
Intangible assets, net	10,942	5,721
Lease acquisition costs, net	3,248	2,887
Security deposits	2,023	2,053
Restricted cash	125	120

Total assets	$265,683	$386,420

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$6,232	$8,321
Accrued expenses	17,893	9,973
Accrued payroll	6,764	9,486
Gift cards and loyalty liability	2,337	3,474
Current portion of deferred rent liability	3,092	1,663

Total current liabilities	36,318	32,917

Deferred rent liability, net of current portion	24,241	19,457
Accrued payroll, net of current portion	5,000	-
Preferred stock warrant liability	1,848	1,603

Total liabilities	$67,407	$53,977

COMMITMENTS AND CONTINGENCIES (Note 15)
Preferred Stock:
Preferred stock, $0.001 par value per share (62,797,051 shares authorized, 62,562,051 shares issued and outstanding as of December 27, 2020 and December 29, 2019)	505,638	505,638
Stockholders’ deficit:
Common stock, $0.001 par value per share (96,000,000 shares authorized, 16,731,625 and 15,340,159 shares issued and outstanding as of December 27, 2020 and December 29, 2019, respectively)	17	15
Loans to related parties	(4,000)	(4,000)
Additional paid-in capital	19,662	12,607
Accumulated deficit	(323,041)	(181,817)

Total stockholders’ deficit	(307,362)	(173,195)

Total liabilities, preferred stock and stockholders’ deficit	$265,683	$386,420

The accompanying notes are an integral part of these consolidated financial statements.

SWEETGREEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019
Revenue	$220,615	$274,151

Restaurant operating costs (exclusive of depreciation and amortization presented separately below):
Food, beverage, and packaging	66,154	83,966
Labor and related expenses	83,691	86,547
Occupancy and related expenses	43,775	37,050
Other restaurant operating costs	35,697	22,613

Total restaurant operating costs	229,317	230,176

Operating expenses:
General and administrative	99,142	88,818
Depreciation and amortization	26,851	19,416
Pre-opening costs	4,551	5,405
Impairment of long-lived assets	1,456	-
Loss on disposal of property and equipment	891	409

Total operating expenses	132,891	114,048

Loss from operations	(141,593)	(70,073)
Interest income	(1,018)	(2,724)
Interest expense	404	88
Other expense	245	480

Net loss before income taxes	(141,224)	(67,917)
Income tax provision	-	-

Net loss	$(141,224)	$(67,917)

Earnings per share:
Net loss per share, basic and diluted	$(8.80)	$(4.50)

Weighted average shares used in computing net loss per share, basic and diluted	16,051,960	15,080,984

The accompanying notes are an integral part of these consolidated financial statements.

SWEETGREEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Loans to Related Parties	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balances at December 30, 2018	53,790,126	$356,732	14,656,540	$14	$7,814	$(4,000)	$(113,900)	$(110,072)
Net loss	-	-	-	-	-	-	(67,917)	(67,917)
Exercise of stock options	-	-	683,619	1	889	-	-	890
Stock-based compensation expense	-	-	-	-	3,904	-	-	3,904
Issuance of preferred stock (net of issuance costs of $1,085)	8,771,925	148,906	-	-	-	-	-	-

Balances at December 29, 2019	62,562,051	$505,638	15,340,159	$15	$12,607	$(4,000)	$(181,817)	$(173,195)
Net loss	-	-	-	-		-	(141,224)	(141,224)
Exercise of stock options	-	-	1,391,466	2	2,143	-	-	2,145
Stock-based compensation expense	-	-	-	-	4,912	-	-	4,912

Balances at December 27, 2020	62,562,051	$505,638	16,731,625	$17	$19,662	$(4,000)	$(323,041)	$(307,362)

The accompanying notes are an integral part of these consolidated financial statements.

SWEETGREEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019
Cash flows from operating activities:
Net loss	$(141,224)	$(67,917)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	26,851	19,416
Amortization of lease acquisition	344	288
Amortization of loan origination fees	96	88
Loss on fixed asset disposal	891	409
Stock-based compensation	4,912	3,904
Impairment of long-lived assets	1,456	-
Change in fair value of preferred stock warrant liability	245	480
Changes in operating assets and liabilities:
Account receivable	1,296	(1,053)
Tenant improvement receivables	(2,928)	(431)
Inventory	211	(190)
Prepaid expenses and other current assets	475	(2,562)
Accounts payable	958	(1,686)
Accrued payroll and benefits	2,278	3,763
Accrued expenses	8,520	3,061
Gift card and loyalty liability	(946)	1,100
Deferred rent liability	6,213	4,132

Net cash used for operating activities	(90,352)	(37,198)
Cash flows from investing activities:
Purchase of property and equipment	(48,146)	(39,288)
Purchase of intangible assets	(8,748)	(5,403)
Acquisition, net of cash acquired	(791)	(4,795)
Security and landlord deposits	30	(323)
Lease acquisition costs	(750)	(659)

Net cash used for investing activities	(58,405)	(50,468)
Cash flows from financing activities:
Repayment on long term debt	(15,000)	-
Proceeds from long term debt	15,000	-
Proceeds from preferred stock issuance, net of issuance costs	-	148,906
Proceeds from stock option exercise	2,145	890

Net cash provided by financing activities	2,145	149,796
Net (decrease) increase in cash and cash equivalents and restricted cash	(146,612)	62,130
Cash and cash equivalents and restricted cash—beginning of year	249,377	187,247

Cash and cash equivalents and restricted cash—end of year	$102,765	$249,377

Supplemental disclosure of cash flow:
Cash paid for interest	$383	$-

Purchase of property and equipment accrued in accounts payable and accrued expenses	$469	$3,515

Accrued lease acquisition costs	$8	$136

The accompanying notes are an integral part of these consolidated financial statements.

SWEETGREEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Sweetgreen, Inc., a Delaware corporation, together with its wholly owned subsidiaries (the “Company”), develops and operates fast-casual restaurants serving healthy foods prepared from locally sourced, seasonal, and organic ingredients. As of December 27, 2020, the Company operated 119 restaurants in 12 states and the District of Columbia, all within the United States of America. 15 restaurants opened in fiscal year 2020, and there were no permanent closures.

The Company was incorporated in the state of Delaware in 2007 and currently is headquartered in Los Angeles, California. The Company’s operations are conducted as one operating segment and one reportable segment, as the Company’s chief operating decision maker, who is the Company’s Chief Executive Officer, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance. The Company’s revenue is derived from retail sales of food and beverages by company-owned restaurants.

Principles of Consolidation—The accompany consolidated financial statements include the accounts of the Company. All intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year—The Company’s fiscal year is a 52- or 53-week period that ends on the Sunday closest to the last day of December. Fiscal year 2020 was a 52-week period that ended December 27, 2020 and fiscal year 2019 was a 52-week period that ended December 29, 2019. In a 52-week fiscal year, each quarter includes 13 weeks of operations. In a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations, and the fourth quarter includes 14 weeks of operations.

Impact of COVID-19 Pandemic—

As a result of the COVID-19 pandemic in the United States, many jurisdictions implemented measures to combat the COVID-19 outbreak, including travel bans, shelter-in-place orders and restrictions on restaurant operations. The Company took several actions in fiscal year 2020 in response to these measures including: reducing the operations of the Company’s restaurants, including shifting to digital pick-up and delivery operating model in many locations as needed; deferring rent payments on the majority of its leased properties for the months of April, May and June; undergoing a cost restructuring plan that included a temporary furlough of approximately 2,000 of the Company’s restaurant employees for up to 90 days and terminating approximately 100 employees at its sweetgreen Support Center; implementing strict sanitation and safety standards across its restaurants to protect its customers and team members; and providing up to 14 days voluntary paid wellness leave for COVID-related circumstances for its team members as well as $1 per hour of supplemental “Hero Pay” during the summer.

The COVID-19 pandemic had a significant impact on the Company’s results of operations for fiscal year 2020. In particular, the Company’s In-Store and Outpost Channels were materially and adversely impacted due to shelter-in-place orders and the resulting decline in foot traffic and lower office occupancy, particularly in large urban centers like New York City. In addition, in certain locations, the Company had temporary restaurant closures due to other factors such as political and civil disturbances and inclement weather.

The Company has entered into agreements with certain landlords with respect to a majority of the Company’s leased properties affected by the rent deferrals. The Company recorded $5.1 million of rent deferrals within accrued expenses in fiscal year 2020. Rent abatements are recorded within general and administrative expenses within the consolidated statement of operations and the Company’s recognition of rent abatements did not have a material impact on the Company’s consolidated financial statements for fiscal year 2020. The Company is continuing to negotiate with certain of the Company’s landlords for rent concessions and abatements, but the Company does not expect any future negotiated deferrals or abatements to have a material impact on its consolidated financial results. The Company did not permanently close any restaurants in response to the COVID-19 pandemic, and as of December 27, 2020 all of its restaurants had reopened.

Due to the rapid development and fluidity of this situation, the Company cannot determine the ultimate impact that the COVID-19 pandemic will have on its consolidated financial condition, liquidity, and future results of operations. Please see the section titled “Risk Factors” for more information regarding risks associated with the COVID-19 pandemic.

Management’s Use of Estimates—The consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates made by the Company include the income tax valuation allowance, impairment of long-lived assets, legal liabilities, valuation of preferred stock warrant liability, valuation of the fair value of common stock, and stock-based compensation. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from those estimates, including those resulting from the impact of COVID-19.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Amounts receivable from credit card processors are converted to cash shortly after the related sales transaction and are considered to be cash equivalents because they are both short-term and highly liquid in nature. Amounts receivable from sales transactions as of December 27, 2020 and December 29, 2019, were $0.8 million and $1.6 million, respectively.

Restricted Cash—The Company’s restricted cash balance relates to certificates of deposit that are collateral for letters of credit to lease agreements entered into by the Company.

The reconciliation of cash and cash equivalents and restricted cash presented in the Company’s accompanying consolidated balance sheets to the total amount shown in its consolidated statements of cash flows is as follows:

(dollar amounts in thousands)	December 27, 2020	December 29, 2019
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$102,640	$249,257
Restricted cash, noncurrent	125	120

Total cash, cash equivalents and restricted cash shown on statement of cash flows	$102,765	$249,377

Concentrations of Risk—The Company maintains cash balances at several financial institutions located in the United States. The cash balances may, at times, exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $0.3 million.

As of December 27, 2020 and December 29, 2019, approximately 32% and 39%, respectively, of the Company’s revenue was generated from the Company’s restaurants located in New York City.

Accounts Receivable - Accounts receivable primarily consists of receivables from the Company’s Marketplace Delivery Channel.

Inventory—Inventory, consisting primarily of food, beverages and supplies, is valued at the lower of cost first-in, first-out cost or net realizable value.

Prepaid Expenses—Prepaid expenses primarily include prepaid rent, which is expensed in the period for which it relates.

Property and Equipment—Property and equipment are recorded at cost. Property and equipment are depreciated using the straight-line method over the following estimated useful lives:

Property and Equipment	Useful Life
Leasehold improvements	Shorter of lease term or estimated asset life
Furniture and fixtures	5 years
Kitchen equipment	5 years
Computers and other equipment	3 years

Upon retirement or disposal of assets, the accounts are relieved of cost and accumulated depreciation and any related gain or loss is reflected in loss on disposal of property and equipment in the consolidated statement of operations. Assets to be disposed consists of primarily furniture, equipment and fixtures that were replaced in the normal course of business and are reported at the lower of their carrying amount or fair value less estimated cost to sell.

Expenditures for repairs and maintenance are charged directly to expense when incurred. The cost of assets sold, retired, or otherwise disposed of, and the related accumulated depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is included in earnings.

The Company capitalizes certain directly attributable internal costs in conjunction with the acquisition, development and construction of future restaurants, after the restaurant construction is past the planning stage and it is considered probable that the restaurant will open. These costs are included in property and amortized over the shorter of the life of the related buildings and leasehold improvements or the lease term. Costs related to abandoned sites and other site selection costs that cannot be identified with specific restaurants are charged to general and administrative expenses in the accompanying consolidated statements of operations, and were less than $0.1 million and $0.2 million for each of the fiscal years ended December 27, 2020 and December 29, 2019, respectively. The Company capitalized internal costs related to site selection and construction activities of $1.3 million for the fiscal year ended December 27, 2020. Prior to fiscal year 2020 internal costs related to site selection and construction were not considered material for capitalization.

Business Combinations—The Company utilizes the acquisition method of accounting in any acquisitions or business combinations. The acquisition method of accounting requires companies to assign values to assets and liabilities acquired based upon their fair values at the acquisition date. In most instances, there are not readily defined or listed market prices for individual assets and liabilities acquired in connection with a business, including intangible assets. The determination of fair value for assets and liabilities in many instances requires a high degree of estimation. The valuation of intangible assets, in particular, is very subjective. The Company generally obtains third-party valuations to assist it in estimating fair values. The use of different valuation techniques and assumptions could change the amounts and useful lives assigned to the assets and liabilities acquired and related amortization expense.

Goodwill—Goodwill, which represents the excess of the cost of an acquired entity over the fair value of the acquired net assets, has an indefinite life and, accordingly, is not amortized. The

Company has one reporting unit. The Company tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired.

The Company reviews goodwill for impairment utilizing either a qualitative assessment or a fair value test by comparing the fair value of its reporting unit with its carrying amount. If the Company decides that it is appropriate to perform a qualitative assessment and concludes that the fair value of its reporting unit more likely than not exceeds its carrying value, no further evaluation is necessary. If the Company performs the fair value test, the Company will compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its fair value, the Company will recognize an impairment charge for the amount by which the carrying amount exceeds its reporting unit’s fair value.

Key assumptions and factors considered by the Company include, but not limited to, future projections of the business, considerations of the implied fair value of the Company based on the transaction price of the recent preferred stock issuances, and the market multiples of comparable companies.

The Company did not record any impairment charges related to the carrying amount of goodwill during the fiscal years ended December 27, 2020 and December 29, 2019.

Fair value estimates are subject to change as a result of many factors, including changes in business plans, economic conditions, and the competitive environment, among others. Should actual cash flows and the Company’s future estimates vary adversely from previous estimates, the Company may be required to recognize goodwill impairment charges in future years.

Intangible Assets, net— External costs and certain internal costs, including payroll and payroll-related costs for employees, directly associated with developing computer software applications for internal use are capitalized subsequent to the preliminary stage of development. Internal-use software costs are amortized using the straight-line method over a three-year estimated useful life of the software when the project is substantially complete and ready for its intended use.

Lease Acquisition Costs—Lease acquisition costs include key money and legal and broker fees incurred to obtain a lease. Key money is the amount of funds paid to a landlord or tenant to acquire the rights of tenancy under a commercial property lease. These costs are amortized over the respective lease terms that range from 10 to 15 years and are presented net of accumulated amortization of $1.2 million and $0.8 million for the fiscal years ended December 27, 2020 and December 29, 2019, respectively. Amortization expense for both the fiscal years ended December 27, 2020 and December 29, 2019 was $0.3 million, of which all but an insignificant amount is included in occupancy and the remainder is included in general and administrative expenses in the accompanying consolidated statements of operations.

Revenue Recognition—The Company recognizes food and beverage revenue, net of discounts and incentives, when payment is tendered at the point of sale as the performance obligation has been satisfied, through the Company’s three disaggregated revenue channels: Owned Digital Channels, In Store-Channel (Non-Digital component), and Marketplace Delivery Channel. Owned Digital Channels encompasses the Company’s Pick-Up Channel, Native Delivery Channel, Outpost Channel, and purchases made in its In-Store Channel via digital scan-to-pay. Pick-Up Channel refers to sales to customers made for pick up at one of the Company’s restaurants through the sweetgreen website or mobile app. Native Delivery Channel refers to sales to customers for delivery made through the sweetgreen website or mobile app. Outpost Channel refers to sales to customers for delivery made through the sweetgreen website or mobile app to Outposts, which are the Company’s trademark offsite drop-off points at offices, residential buildings and hospitals.

In-Store Channel (Non-Digital component) refers to sales to customers who make in-store purchases in the Company’s restaurants, whether they pay by cash or credit card.

Marketplace Delivery Channel refers to sales to customers for delivery made through third-party delivery marketplaces, including Caviar, DoorDash, Grubhub, Postmates, and Uber Eats.

Provisions for discounts are provided for in the same period the related sales are recorded. Sales taxes and other taxes collected from customers and remitted to governmental authorities are presented on a net basis, and as such, are excluded from revenues.

Gift Cards

The Company sells gift cards that do not have an expiration date with no gift cards currently meeting the requirement for escheatment, the legal obligation to remit unclaimed assets to the state. Upon sale, gift cards are recorded as unearned revenue and included within gift card liability in the accompanying consolidated balance sheets. The revenues from gift cards are recognized when redeemed by customers or when the likelihood of the redemption of a gift card is remote and there is not a legal obligation to remit the unredeemed gift card balance to the relevant jurisdiction. The Company does not recognize breakage related to the sale of gift cards due to the immateriality of the amount remaining after escheatment.

sweetgreen Rewards

The Company also has a loyalty program whereby customers accumulate loyalty rewards for digital purchases made through the Company’s Owned Digital Channels. Previously, the customer had 120 days to accumulate the necessary amount of purchases for a reward, and the reward expired after 120 days. During the first quarter of 2020, the Company changed its redemption policy such that the customer now has 30 days to accumulate the necessary amount of purchases for a reward and the reward expires after 30 days. The loyalty points represent a material right. The Company defers revenue associated with the relative estimated standalone selling price of the loyalty points, which is estimated as the value of the loyalty reward, net of loyalty related purchases not expected to be redeemed. The Company estimates loyalty purchases not expected to be redeemed based on historical company-specific data. Revenue is recognized when the reward is redeemed or expires.

Delivery

All of the Company’s locations offer a delivery option. Delivery services are fulfilled by third-party service providers whether delivery is ordered through the Company’s Native Delivery Channel or Marketplace Delivery Channel. With respect to Native Delivery Sales, the Company controls the delivery services and recognizes revenue, including delivery revenue, when the delivery partner transfers food to the customer. For these sales, the Company receives payment directly from the customer at the time of sale. With respect to Marketplace Delivery Channel sales, the Company recognizes revenue, excluding delivery fees collected by the delivery partner as the Company does not control the delivery service, when control of the food is delivered to the end customer. The Company receives payment from the delivery partner subsequent to the transfer of food and the payment terms are short-term in nature. For all delivery sales, the Company is considered the principal and recognizes the revenue on a gross basis.

Income Taxes—The Company is subject to federal and state income taxes. The Company uses the asset and liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the respective carrying amounts and tax basis of assets and liabilities. All deferred tax assets and liabilities are classified as noncurrent in the accompanying consolidated balance sheet. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against the portion of deferred tax assets that the Company believes will not be realized on a more-likely-than-not basis. As of December 27, 2020 and December 29, 2019, the Company continues to maintain a full valuation allowance against its deferred tax assets.

With respect to uncertain tax positions, the Company recognizes in its consolidated financial statements those tax positions determined to be “more likely than not” of being sustained upon examination, based on the technical merits of the positions. The Company’s policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense. As of December 27, 2020 and December 29, 2019, the Company had had approximately $0.9 million and $0.8 million of unrecognized tax benefits, respectively. Due to the valuation allowance position, none of the unrecognized tax benefits, if recognized, will impact the Company’s effective tax rate.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act provides numerous tax provisions and other stimulus measures, including provisions, among others, addressing the carryback of NOLs for specific periods, refunds of alternative minimum tax credits, temporary modifications to the limitations placed on the tax deductibility of net interest expenses, and technical amendments for qualified improvement property (“QIP”). Additionally, the CARES Act, in efforts to enhance business’ liquidity, provides for refundable employee retention tax credits and the deferral of the employer-paid portion of social security taxes. The CARES Act provides for the deferral of the employer-paid portion of social security payroll taxes. The Company has elected to defer the employer-paid portion of social security payroll taxes through December 27, 2020, of $5,000 and will remit such amounts during calendar years 2021 and 2022. These amounts are included within accrued payroll, net of current portion, within the accompanying consolidated balance sheets.

Fair Value of Financial Instruments—The fair value measurement accounting guidance creates a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest category (observable inputs) and Level 3 is the lowest category (unobservable inputs). The three levels are defined as follows:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which significant value drivers are observable.

Level 3—Unobservable inputs for the asset or liability. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The carrying amount of accounts receivable, tenant improvement allowance receivable, other current assets, accounts payable, accrued payroll and accrued expenses approximates fair value due to the short-term maturity of these financial instruments. The fair value of loans to related parties is not readily determinable by virtue of the nature of the related parties’ relationship with the Company. The Company’s preferred stock warrant liability is carried at fair value determined using Level 3 inputs in the fair value. For further details refer to Note 3, “Fair Value.”

Certain assets and liabilities are measured at fair value on a nonrecurring basis. In other words, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). For further details refer to Note 3, “Fair Value.”

Impairment of Long-Lived Assets— Long-lived assets are reviewed for recoverability at the lowest level in which there are identifiable cash flows (“asset group”). The asset group is at the store-level for restaurant assets and the corporate-level for corporate assets. The carrying amount of a store asset group includes stores’ property and equipment, primarily leasehold improvements. Long-lived assets, including property and equipment and internally developed software, are reviewed by management for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. When events or circumstances indicate that impairment may be present, management evaluates the probability that future undiscounted net cash flows received will be less than the carrying amount of the asset group. If projected future undiscounted cash flows are less than the carrying value of an asset group, then such assets are written down to their fair values. The Company uses a discounted cash flows model to measure the fair value of an asset group. An impairment charge will be recognized in the amount by which the carrying amount of the store asset group exceeds its fair value. A number of significant assumptions and estimates are involved in the application of the model to forecast operating cash flows, which are largely unobservable inputs and, accordingly, are classified as Level 3 inputs within the fair value hierarchy. Assumptions used in these forecasts are consistent with internal planning, and include sales growth rates, gross margins, and operating expense in relation to the current economic environment and the Company’s future expectations, competitive factors in its various markets, inflation, sales trends and other relevant economic factors that may impact the store under evaluation.

There is uncertainty in the projected undiscounted future cash flows used in the Company’s impairment review analysis, which requires the use of estimates and assumptions. If actual performance does not achieve the projections, or if the assumptions used change in the future, the Company may be required to recognize impairment charges in future periods, and such charges could be material. The Company determined that triggering events, primarily related to the impact of the COVID-19 pandemic, occurred for certain stores during the fiscal year ended December 27, 2020 that required an impairment review of the Company’s long-lived assets. Based on the results of this analysis, the Company recorded non-cash impairment charges of $1.5 million, related to one store in New York.

Leases—Restaurants are located on sites leased from third parties. At inception, each lease is evaluated to determine whether the lease will be accounted for as an operating or capital lease based on the terms of the lease agreement. When determining the lease term, the Company includes reasonably assured option periods.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the applicable lease terms. The term used for rent expense is calculated initially from the date of lease commencement through the lease term. Certain lease agreements contain a free rent holiday period that generally begins on the lease commencement date and ends on the rent commencement date. During the free rent holiday period, no cash rent payments are due under the terms of the lease. In addition, certain leases contain fixed escalations throughout the lease term. Expense is recorded for both free rent holiday periods and fixed escalations on a straight-line basis over the lease term. The difference between the cash paid to the property owner and the amount recognized as rent expense on the straight-line basis is included as deferred rent liability in the accompanying consolidated balance sheet.

Certain leases contain provisions for contingent rent that require additional rental payments based upon restaurant sales volume. Contingent rent is expensed each period as the liability is incurred.

The Company receives tenant improvement allowances, generally in the form of cash, from some of the landlords of its leased properties. These tenant improvement allowances received and earned are recorded as deferred rent liability in the accompanying consolidated balance sheet and amortized on a straight-line basis as a reduction to rent expense over the applicable lease terms.

Preferred Stock Warrant Liability— In connection with entering into a prior credit facility with CNF Investments IV, LLC in December 2016, the Company issued a warrant to purchase 235,000 shares of Series F preferred stock which was determined to be classified as a liability on the consolidated balance sheet because the warrants are free standing financial instruments that may require the Company to transfer assets upon exercise. The liability associated the warrant was initially recorded at fair value upon issuance date and is subsequently re-measured to fair value at each reporting date. Changes in fair value of the warrant liability are recognized within other expense, net in the accompanying consolidated statement of operations. The fair value of the warrants is estimated using a scenario-based approach, specifically the Probability Weighted Expected Return Method (“PWERM”) with two scenarios – the initial public offering (“IPO”) scenario and the Stay Private scenario. In the IPO scenario, the value of the warrant was calculated using a Black Scholes model which involves making assumptions like the underlying stock value, term, volatility and risk-free rate. The underlying value was calculated using a future waterfall based on the expected IPO date equity value which was then discounted back at a risk adjusted rate and a term was considered based on the remaining contractual life of the warrant considering that the warrants survives the IPO scenario. In the Stay Private scenario, the value of the warrants was calculated using an option pricing method (“OPM”). The OPM framework involves making assumptions for the equity value, expected time to liquidity, volatility and risk-free rate. The equity value was implied based on an independent third-party valuation such that the value for the weighted average value of most recent financing across the IPO and Stay Private scenarios equals the amount paid. The equity value implied in the Stay Private scenario was further supported using the DCF and Market approaches.

Contingencies—The Company is subject to various claims, lawsuits, governmental investigations, and administrative proceedings that arise in the ordinary course of business. The Company accrues a liability (which includes litigation costs expected to be incurred) and recognizes an expense for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. Estimating liabilities and costs associated with these matters require significant judgment based upon the professional knowledge and experience of management and its legal counsel.

Marketing and Public Relations—Marketing costs, which include the development and production of advertising materials and online marketing tools, are expensed in the period incurred. Marketing expense directly attributable to an individual restaurant is included within other restaurant operating costs. Marketing expense for the fiscal years ended December 27, 2020 and December 29, 2019, was $10.7 million and $8.7 million, respectively, of which $8.0 million and $7.3 million, respectively, is included in general and administrative expense, $2.4 million and $1.1 million, respectively, is included in other restaurant operating costs and $0.3 million for both periods is included in preopening costs in the accompanying consolidated statements of operations.

Restaurant operating costs—Restaurant operating costs primarily consist of food, beverage, packaging costs for to-go orders, salaries, benefits, and other expenses related to the Company’s in-store employees, maintenance and utilities at the Company’s restaurants, and leasing costs for the Company’s restaurants.

Operating Expenses— Operating expenses primarily consist of operations, finance, legal, human resources, administrative personnel, stock-based compensation, depreciation and amortization of assets, and pre-opening costs. Pre-opening costs primarily consist of rent, wages, travel for training and store opening teams, food and other restaurant costs that the Company incurs prior to the opening of a restaurant. These costs are expensed as incurred.

Stock-Based Compensation—The Company recognizes compensation expense resulting from stock-based payments over the period for which the requisite services are provided. The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to estimate the fair value of the incentive stock options at the measurement date. Grant date is deemed to be the appropriate measurement date for stock options issued to employees and nonemployees. The use of the Black-Scholes option-pricing model requires the use of subjective assumptions, including the fair value and projected volatility of the underlying common stock and the expected term of the award.

The Company determined the Option Pricing Method (“OPM”) was the most appropriate method for determining the fair value of its common stock. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the common stock are inferred by analyzing these options.

Interest Income—Interest income consists of interest earned on cash and cash equivalents.

Interest Expense—Interest expense includes mainly the interest incurred on outstanding indebtedness, as well as amortization of deferred financing costs, mainly debt origination and commitment fees. Debt origination fees are amortized on a straight-line basis over the commitment period.

Net Loss Per Share—The Company calculated basic and diluted net loss per share attributable to common stockholders using the two-class method required for companies with participating securities. The Company considers preferred stock to be participating securities as the holders are entitled to receive non-cumulative dividends on a pari passu basis in the event that a dividend is paid on common stock.

Under the two-class method, basic net loss per share available to common shareholders was calculated by dividing the net loss available to common shareholders by the weighted-average number of shares of common stock outstanding during the period. The net loss available to common shareholders was not allocated to the preferred stock as the holders of preferred stock did not have a contractual obligation to share in losses. Diluted net loss per share available to common shareholders was computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. For purposes of this calculation, preferred stock and stock options to purchase common stock were considered common stock equivalents but had been excluded from the calculation of diluted net loss per share available to common shareholders as their effect was anti-dilutive. In periods in which the Company reports a net loss available to common shareholders, diluted net loss per share available to common shareholders is the same as basic net loss per share available to common shareholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported net loss available to common shareholders for the fiscal years ended December 27, 2020 and December 29, 2019.

Employee Benefit Plan— The Company sponsors a qualified 401(k) defined contribution plan (the “Plan”) covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. The Company matches 50% of an eligible employee’s contribution up to 3% of wages. Employee becomes eligible once the individual has worked at the Company for 6 months, has worked 500 or more hours, and is 21 years or older. For the fiscal years ended December 27, 2020 and December 29, 2019, the matching contribution was $1.1 million and $0.7 million, respectively.

Recently Adopted Accounting Pronouncements

In 2014, the Financial Accounting Standards Board (“FASB”) issued ASC 606, “Revenue from Contracts with Customers” (“ASC 606”), replacing the existing accounting standard and industry specific guidance for revenue recognition with a five-step model for recognizing and measuring revenue from contracts with customers. The underlying principle of the new standard is to recognize revenue to depict the transfer of goods or services to customers at the amount to be collected. The Company adopted ASC 606 as of December 30, 2019 (the beginning of fiscal year 2020) using the modified retrospective method, which allows companies to apply the new revenue standard to reporting periods beginning in the year the standard is first implemented, while prior periods continue to be reported in accordance with previous accounting guidance. ASC 606 did not have a material effect on the Company’s consolidated financial statements and no cumulative effect adjustment was recognized.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation: Improvements to Non-employee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 was issued to provide guidance on share-based payments granted to nonemployees in exchange for goods or services used or consumed in an entity’s own operations and supersedes the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. ASU 2018-07 aligns much of the guidance on measuring and classifying nonemployee awards with that of awards to employees. The Company adopted the new guidance as of December 30, 2019 (the beginning of fiscal year 2020). This ASU did not have a material effect on the Company’s consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 adds, amends, and eliminates certain disclosure requirements for fair value measurements. This ASU requires enhanced disclosures on valuation techniques and inputs that a reporting entity uses to determine its fair value measurement. ASU 2018-13 is effective for interim and annual reporting periods beginning after December 15, 2019. The Company adopted the new standard effective December 30, 2019 (the beginning of fiscal year 2020) and the guidance did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”), which provides temporary optional expedients and exceptions to the GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. This ASU is effective for all entities beginning as of its date of effectiveness, March 12, 2020. The guidance is temporary and can be applied through December 31, 2022. The Company adopted the ASU 2020-04 as of December 29, 2020 and the guidance did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In April 2012, the JOBS Act was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, the Company will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of its financials to those of other public companies more difficult.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This update requires lessees to recognize in the consolidated balance sheet assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP—which requires only capital leases to be recognized in the consolidated balance sheet—the new ASU will require both types of leases to be recognized by a lessee in the consolidated balance sheet. In June 2020, the FASB issued ASU No. 2020-05 which delayed the effective date to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application is permitted. The Company plans on electing the optional transition method to apply the standard as of the effective date and therefore, will not apply the standard to the comparative periods presented in its financial statements. While the Company is still evaluating this ASU, the Company has determined that the primary impact will be to recognize in the consolidated balance sheets all operating leases with lease terms greater than 12 months. It is expected that this ASU will have a material impact on the Company’s consolidated balance sheet as it will record assets and obligations related to approximately 120 restaurant operating and corporate office leases. The Company does not expect a material impact on its consolidated statement of operations or consolidated statement of cash flows. Additionally, the Company is in the process of evaluating the expanded disclosure requirements related to this ASU.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The amendments in ASU 2016-13 provide amended guidance for estimating credit losses on certain types of financial instruments based on expected losses and the timing of the recognition of such losses. Expanded disclosures related to the methods used to estimate the losses are also required. The standard is effective for fiscal years beginning after December 15, 2022. The application of ASU 2018-07 is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which simplifies various aspects related to the accounting for income taxes. ASU 2010-12 removes certain exceptions to the general principles of ASC 740 and clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact ASU 2019-12 will have on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)”: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”), which clarifies the accounting for implementation costs in cloud computing arrangements. ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Prior to the adoption of ASU 2018-15, the Company capitalized implementation costs incurred during the application development phase of cloud computing arrangements to leasehold improvements, property and equipment, net on the Company’s consolidated balance sheets and have recognized expense over the useful life of the related asset within depreciation and amortization on the Company’s consolidated statements of income. Subsequent to the adoption of ASU 2018-15, the Company will capitalize such costs within prepaid expenses and other current assets or other assets on the Company’s consolidated balance sheets and will recognize expense within general and administrative expenses or other operating costs on the Company’s consolidated statements of income, consistent with the where the expense associated with the hosting element of the arrangement are presented. The

Company does not expect the adoption of ASU 2018-15 to result in a material change to its consolidated financial statements.

2.	REVENUE RECOGNITION

Nature of products and services

The Company has one revenue stream. See Note 1 “Description of Business and Summary of significant Accounting Policies” for a description of the revenue recognition policies.

The following table presents the Company’s revenue for the years ended December 27, 2020 and December 29, 2019 disaggregated by significant revenue channel:

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019
Owned Digital Channels	$124,271	$117,679
In-Store Channel (Non-Digital component)	55,669	137,009
Marketplace Delivery Channel	40,675	19,463

Total Revenue	$220,615	$274,151

Gift Cards

Gift card liability included in gift card and loyalty liability within the accompanying consolidated balance sheet was as follows:

(dollar amounts in thousands)	December 27, 2020	December 29, 2019
Gift Card Liability	$1,394	$1,524

Revenue recognized from the redemption of gift cards that was included in gift card and loyalty liability at the beginning of the year was as follows:

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019
Revenue recognized from gift card liability balance at the beginning of the year	$294	$281

sweetgreen Rewards

Changes in sweetgreen Rewards liability included in gift card and loyalty liability within the accompanying consolidated balance sheet was as follows:

(dollar amounts in thousands)	December 27, 2020	December 29, 2019
sweetgreen Rewards liability, beginning balance	$1,950	$920
Revenue deferred	6,504	6,615
Revenue recognized	(7,511)	(5,585)

sweetgreen Rewards liability, ending balance	$943	$1,950

All the loyalty liability outstanding at the beginning of each year presented was recognized during each respective year. The Company expects all rewards revenue related to performance obligations unsatisfied as of December 27, 2020 to be recognized within one year.

3.	FAIR VALUE

The following tables present information about the Company’s financial liabilities measured at fair value on a recurring basis:

		Fair Value Measurements at December 27, 2020
	Total	Level 1	Level 2	Level 3
(dollar amounts in thousands)
Preferred stock warrant liability	$1,848	$-	$-	$1,848

		Fair Value Measurements at December 29, 2019
	Total	Level 1	Level 2	Level 3
(dollar amounts in thousands)
Preferred stock warrant liability	$1,603	$-	$-	$1,603

The fair value of preferred stock warrant liability was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The Company used the Black-Scholes option pricing model and the option pricing model across IPO and Stay Private scenarios, which incorporates assumptions and estimates, to value the preferred stock warrants. Additionally, because the preferred stock has certain conversion features, the fair value of the related preferred stock warrants is re-measured to fair value on a periodic basis and any changes to the preferred stock warrant liability are recorded in the consolidated statement of operations in the related period.

Input	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019
Risk-free interest rate	0.2% - 0.51%	1.67%
Expected term	3.0 - 6.0	4.0
Expected volatility	44.2% - 49.0%	50.0%
Dividend yield	0%	0%

Risk-Free Interest Rate—The yield on actively traded noninflationary indexed U.S Treasury notes with the same maturity as the expected term of the underlying options was used as the average risk-free interest rate (Stay Private Scenario- 0.2% and IPO Scenario – 0.51%).

Expected Term—The expected term for preferred stock warrants is equal to the remaining contractual life of the warrants in the IPO scenario (5.97 years) considering the warrants survive the IPO event and the expected time to liquidity in the Stay Private scenario (3.00 years).

Expected Volatility—There is no substantive share price history to calculate volatility and, as such, the Company has elected to use an approximation based on the volatility of other comparable public companies, which compete directly with the Company, over the expected term of the options (IPO Scenario – 44.2% and Stay Private Scenario – 49.0%).

Dividend Yield—The Company has not issued regular dividends on common shares in the past nor does the Company expect to issue dividends in the future. As such, the dividend yield has been estimated to be zero.

The following table provides a roll forward of the aggregate fair values of the Company’s preferred stock warrant liability based on both scenarios, for which fair value is determined using Level 3 inputs.

(dollar amounts in thousands)	Preferred Stock Warrant Liability
Balance—December 30, 2018	$1,123
Change in fair value	480

Balance—December 29, 2019	1,603
Change in fair value	245

Balance—December 27, 2020	$1,848

The following non-financial instruments were measured at fair value, on a nonrecurring basis, as of and for the fiscal year ended December 27, 2020, reflecting certain property and equipment for which an impairment loss was recognized during the corresponding periods, as discussed in FN 1 under “Impairment of Long-Lived Assets”:

		Fair Value Measurements at December 27, 2020			Fiscal Year Ended December 27, 2020
	Total	Level 1	Level 2	Level 3	Impairment Losses
(dollar amounts in thousands)
Certain property and equipment, net	$2,619	$-	$-	$2,619	$1,456

The Company did not have any non-financial instruments measured at fair value, on a nonrecurring basis for the fiscal year ended December 29, 2019.

4.	PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life. A summary of property and equipment is as follows:

(dollar amounts in thousands)	December 27, 2020	December 29, 2019
Furniture and fixtures	$17,130	$12,804
Computers and other equipment	15,981	12,450
Kitchen equipment	36,366	30,954
Leasehold improvements	119,925	100,574
Assets not yet placed in service	15,653	7,047

Total property and equipment	205,055	163,829
Less: accumulated depreciation	(77,844)	(56,046)

Property and equipment - net	$127,211	$107,783

Depreciation expense for the fiscal years ended December 27, 2020 and December 29, 2019, was $23.6 million and $18.1 million, respectively.

Loss on asset disposals for the fiscal years ended December 27, 2020 and December 29, 2019, was $0.9 million and $0.4 million, respectively.

As of December 27, 2020, the Company had six facilities under construction due to open during 2021. As of December 29, 2019, the Company had five facilities under construction, which opened during 2020. Depreciation commences after a store opens and the related assets are placed in service.

Based on the Company’s review of its long-lived assets for impairment, the Company recorded a non-cash impairment charges of $1.5 million for the fiscal year ended December 27, 2020. See “Impairment of Long-Lived Assets” in Note 1 for additional information.

5.	GOODWILL

The following table presents the changes in the Company’s Goodwill balance:

(dollar amounts in thousands)
Balance—December 30, 2018	$715
Additions to goodwill in 2019	5,560

Balance—December 29, 2019	6,275
Additions to goodwill in 2020	-

Balance—December 27, 2020	6,275

During the fiscal year ended December 29, 2019 the Company completed one business acquisition for total consideration of $5.6 million which consisted of cash payments of $4.8 million paid during the fiscal year ended December 29, 2019 and $0.8 million paid during the fiscal year ended December 27, 2020. The Company purchased of all of the assets associated with Galley Foods, Inc. in order to expand its delivery capabilities in a more efficient and cost-effective manner. The Company did not acquire any identifiable assets or assumed liabilities with significant fair values. The Company’s consolidated financial statements for the fiscal year ended December 29, 2019 reflect results of operations of the newly acquired business from June 18, 2019 to December 29, 2019. The Company’s consolidated financial statements for the fiscal year ended December 27, 2020 reflect results of operations for the entire fiscal year. The Company accounted for this acquisition under the acquisition method in accordance with ASC Topic 805, Business Combinations. The goodwill is attributable to the synergies the Company expects to achieve through leveraging the workforce and delivery capabilities of the acquired business. Transaction costs related to this acquisition amount to $0.1 million during 2019 and are included in general and administrative expense. The business combination did not have a material impact on the Company’s consolidated statements of operations for the fiscal year ended December 29, 2019, and the related acquisition disclosures and supplemental proforma results were not considered material.

6.	INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets, net balances, which consist of internal use software:

(dollar amounts in thousands)	December 27, 2020	December 29, 2019
Internal use software	$17,894	$9,152
Accumulated amortization	(6,952)	(3,431)

Total	$10,942	$5,721

Amortization expense for intangible assets was $3.2 million and $1.3 million for 2020 and 2019, respectively. Estimated amortization of intangible assets for each of the next five years is as follows:

(dollar amounts in thousands)
2021	$4,724
2022	4,290
2023	1,787
2024	141
2025	-

7.	ACCRUED EXPENSES

Accrued expenses consist of the following:

(dollar amounts in thousands)	December 27, 2020	December 29, 2019
Rent deferrals	$5,129	$270
Accrued general and sales tax	2,188	2,305
Accrued delivery fee	4,596	-
Accrued settlements and legal fess	1,868	1,952
Other accrued expenses	4,112	5,446

Total accrued expenses	$17,893	$9,973

8.	DEBT

Credit Facility—On December 6, 2017, the Company entered into a revolving credit and security agreement (the “2017 Revolving Facility”) with EagleBank, with an original maturity date of June 19, 2020, which was extended via amendment to December 18, 2020. The 2017 Revolving Facility allowed the Company to borrow up to $15.0 million in the aggregate principal amount. On December 14, 2020, the Company refinanced the 2017 Revolving Facility with EagleBank (as refinanced, the “2020 Credit Facility”). The 2020 Credit Facility allows the Company to borrow (i) up to $35.0 million in the aggregate principal amount under the refinanced revolving facility and (ii) up to $10.0 million in the aggregate principal amount under a new delayed draw term loan facility. Under the 2020 Credit Facility, interest accrues on the outstanding loan balance and is payable monthly at a rate of the adjusted one-month London InterBank Offered Rate, plus 2.90%, with a floor on the interest rate at 3.75%. Under the 2017 Revolving Facility, interest accrued on the outstanding loan balance and is payable monthly at a rate of the adjusted one-month London InterBank Offered Rate, plus 2.90%. As of December 27, 2020 and December 29, 2019, the Company had no outstanding balance under the 2020 Credit Facility or 2017 Revolving Facility, as applicable.

Under the 2017 Revolving Facility the Company was required to maintain liquid assets, consisting of unencumbered cash or marketable securities, of not less than the greater of (i) $10.0 million and (ii) the outstanding balance of the revolving facility. In addition, the Company was required to maintain net working capital in an amount equal to or in excess of the outstanding loan balance. For the 2020 Credit Facility, the Company is required to maintain certain levels of liquidity (defined as total cash and cash equivalents on hand plus the available amount under the revolving facility) which liquidity amount shall be no less than the trailing 90-day cash burn. The Company was in compliance with the applicable financial covenants as of December 27, 2020 and December 29, 2019.

The obligations under the 2020 Credit Facility are guaranteed by the Company’s existing and future material subsidiaries and secured by substantially all of the Company’s and subsidiaries guarantor’s assets. The agreement also restricts the Company’s ability, and the ability of the Company’s subsidiary guarantors, to, among other things, incur liens; incur additional indebtedness; transfer or dispose of assets; make acquisitions, change the nature of the business; guarantee obligations; pay dividends to shareholders or repurchase stock; and make advances, loans, or other investments. The agreement contains customary events of default, including, without limitation, failure to pay the outstanding loans or accrued interest on the due date.

The Company had unamortized loan origination fees of $0.2 million and $0.1 million as of December 27, 2020 and December 29, 2019, respectively, which is included within the accompanying consolidated balance sheet in other current assets. The Company recognized $0.1 million of interest expense in both fiscal years 2020 and 2019, respectively, related to the amortization of loan origination fees.

9.	LEASES

The Company leases restaurants and corporate office space under operating leases that expire on various dates through July 2033. Lease terms for restaurants generally include a base term of 10 years, with options to extend these leases for additional periods of 5 to 15 years. Typically, the lease includes rent escalations, which are expensed on a straight-line basis over the expected lease term.

The table below outlines the components of rent expense for the fiscal years ended December 27, 2020 and December 29, 2019:

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019
Base rent	$30,248	$24,380
Contingent rent	367	648
Pre-opening rent	1,829	2,686
Less: sublease income	(493)	-

Net rent	$31,951	$27,714

Future minimum lease payments required under existing lease obligations as of December 27, 2020 are as follows:

(dollar amounts in thousands)
2021	$34,217
2022	40,558
2023	40,846
2024	40,461
2025	39,640
Thereafter	166,443

Total	$362,165

Rent expense for the fiscal years ended December 27, 2020 and December 29, 2019 was $32.0 million and $27.7 million, respectively, of which $27.7 million and $23.0 million, respectively, is included in occupancy, $2.4 million and $2.0 million, respectively, is included in general and administrative expenses and $1.8 million and $2.7 million, respectively, is included in pre-opening costs in the accompanying consolidated statements of operations.

In April 2020, the FASB issued guidance allowing entities to make a policy election whether to account for lease concessions related to the COVID-19 pandemic as lease modifications. The election applies to any lessor-provided lease concession related to the impact of the COVID-19 pandemic, provided the concession does not result in a substantial increase in the rights of the lessor or in the obligations of the lessee. During the fiscal year ended December 27, 2020, the Company received non-substantial concessions from certain landlords in the form of rent deferrals and abatements. The Company elected to not account for these rent concessions as lease modifications. The rent deferrals are recorded as part of accrued expenses and the rent abatements are accounted for as variable lease payments. The recognition of rent abatements did not have a material impact on the Company’s consolidated financial statements as of December 27, 2020. The Company did record $5.1 million of rent deferrals within accrued expenses, see Note 7 “Accrued Expenses.”

10.	COMMON STOCK

As of December 27, 2020 and December 29, 2019, the Company had reserved shares of common stock for issuance in connection with the following:

	December 27, 2020	December 29, 2019
Conversion of outstanding shares of preferred stock	62,562,051	62,562,051
Options outstanding under the 2009 Stock Plan and 2019 Equity Incentive Plan	14,612,730	14,675,289
Series F preferred stock warrants	235,000	235,000
Common stock warrants	69,333	69,333
Options available for future issuance under the 2019 Equity Incentive Plan	358,410	687,317

Total reserved shares of common stock	77,837,524	78,228,990

11.	PREFERRED STOCK

Preferred stock as of December 27, 2020 and December 29, 2019 consists of the following:

	December 27, 2020 and December 29, 2019
(dollar amounts in thousands except per share amounts)	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Issuance Price Per Share	Liquidation Preference	Carrying Value
Series A	5,340,351	5,340,351	$0.8500	$4,539	$4,539
Series B	3,831,756	3,831,756	$1.4314	$5,485	$5,481
Series C	3,875,935	3,875,935	$2.0094	$7,788	$7,513
Series D	8,345,723	8,345,723	$2.6900	$25,980	$22,187
Series E	4,729,065	4,729,065	$4.0700	$20,486	$19,105
Series F	4,798,223	4,563,223	$7.6700	$35,000	$34,842
Series G	7,766,650	7,766,650	$9.0000	$69,900	$69,577
Series H	15,337,423	15,337,423	$13.0400	$200,000	$193,488
Series I	8,771,925	8,771,925	$17.1000	$150,000	$148,906

The holders of preferred stock have various rights and preferences as follows:

Voting—Each share of preferred stock entitles the holder to the number of votes equal to the number of whole shares of common stock into which each share is convertible at the time of the vote.

The holders of record of the shares of Series D Preferred Stock, voting as a separate class, are entitled to elect two members of the Company’s board of directors (the “Board”). The holders of record of the shares of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, voting together as a single class and on an as-converted basis, are entitled to elect one member of the Board. The holders of record of the shares of common stock, voting as a separate class, are entitled to elect three members of the Board. The holders of record of the shares of common stock and preferred stock, voting together as a single class on an as-converted basis, are entitled to elect any remaining members of the Board. As of December 27, 2020, the Board consisted of eight (8) directors, and the stockholders party to that certain Amended and Restated Stockholders’ Agreement (the “SHA”) have agreed to vote their shares in favor of the Board composition as set forth in the SHA.

Dividends - The holders of shares of Series D Preferred Stock and Series E Preferred Stock are entitled to dividends that have accrued through June 30, 2015, if and when declared by the Board, in an amount equal to $0.423 per share and $0.262 per share, respectively, adjusted for any stock splits, reverse stock splits, stock dividends and similar recapitalization events. Dividends no longer accrue on the shares of Series D Preferred Stock or the Series E Preferred Stock after June 30, 2015. As of December 27, 2020, the cumulative accrued Series D Preferred Stock dividend is $3.5 million, and the cumulative accrued Series E Preferred Stock dividend is $1.2 million, which dividend becomes payable, with respect to either the shares of Series D Preferred Stock or the Series E Preferred Stock, as the case may be, if declared by the Board or if the holders of such series of preferred stock receive their liquidation preference in lieu of participating with the holders of shares of common stock upon a liquidation event. Upon conversion of a share of Series D Preferred Stock or Series E Preferred Stock into common stock, accrued dividends with respect to such share will cease to be accrued or payable. Furthermore, if either the shares of Series D Preferred Stock or Series E Preferred Stock are deemed to have converted to common stock in connection with a liquidation event, such accrued dividends shall not be payable.

After payment of the full amount of accrued and unpaid dividends due to the holders of shares of Series E Preferred Stock and Series D Preferred Stock, the holders of shares of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock (collectively, “Junior Preferred”) outstanding shall be entitled to receive, when as and if declared by the Board, out of assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the Series I Preferred Stock, Series H Preferred Stock, Series G Preferred Stock, Series F Preferred Stock or common stock, noncumulative dividends at an annual rate of $0.068 per share of Series A Preferred Stock, $0.114512 per share of Series B Preferred Stock, and $0.160752 per share of Series C Preferred Stock, respectively, adjusted for any stock splits, reverse stock splits, stock dividends, and similar recapitalization events. No dividends have been declared by the Board as of December 27, 2020. The holders of preferred stock and the holders of common stock are also entitled to receive dividends when funds are legally available and declared by the Board, pro rata and on an as-converted basis, subject to the foregoing rights.

Liquidation Preference—In the event of the liquidation, dissolution, or winding up of the Company, or a liquidation event, the assets and funds of the Company available for distribution to stockholders shall be distributed as follows: (i) first to the holders of Series I Preferred Stock, an amount equal to $17.10 per share, plus all declared and unpaid dividends thereon, (ii) second to the holders of Series H Preferred Stock, an amount equal to $13.04 per share, plus all declared and unpaid dividends thereon, (iii) third to the holders of Series G Preferred Stock, an amount equal to $9.00 per share, plus all declared and unpaid dividends thereon; (iv) fourth to the holders of Series F Preferred Stock, an amount equal to $7.67 per share, plus all declared and unpaid dividends thereon; (v) fifth to the holders of shares of Series E Preferred Stock, an amount equal to $4.07 per share, plus all accrued and unpaid dividends thereon; (vi) sixth to the holders of shares of Series D Preferred Stock, an amount equal to $2.69 per share, plus all accrued and unpaid dividends thereon; (vii) seventh to the holders of Junior Preferred, on a pari passu basis, an amount equal to $0.85 per share of Series A Preferred Stock, $1.4314 per share of Series B Preferred Stock, and $2.0094 per share of Series C Preferred Stock, in each case, plus all declared and unpaid dividends thereon; and (viii) eighth to the holders of shares of common stock, any remaining assets available for distribution to stockholders. Notwithstanding the foregoing, each holder of shares of preferred stock shall be deemed to have converted such shares to common stock immediately prior to a liquidation event if, as a result of an actual conversion, such holder would receive an amount greater than the amount that would be distributed to such holder if such holder did not convert such shares of preferred stock to common stock (in which case such holder shall not be entitled to receive any distribution that would otherwise be made to holders of such preferred stock).

Redemption—The shares of preferred stock are not redeemable at the option of the holder. In accordance with ASC Topic 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Redeemable Securities, preferred stock issued with redemption provisions that are outside of the control of the Company or that contain certain redemption rights in a deemed liquidation event is required to be classified as temporary equity in the mezzanine section of the accompanying consolidated balance sheets. The shares of preferred stock contain liquidation features, including a liquidation preference in the event of a deemed liquidation event, that were not solely within the Company’s control. Therefore, these shares are classified as temporary equity.

Conversion—Each share of preferred stock is convertible at the option of the holder, at any time after the date of issuance, into shares of common stock as is determined by dividing the original purchase price of such share of preferred stock by the conversion price in effect at the time of conversion, which as of December 27, 2020, is 1:1 for all outstanding shares of preferred stock.

Each share of preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon (i) the affirmative election of the holders of a majority of the outstanding shares of preferred stock, voting together as a single class on an as-converted basis, including the vote of the holders of a majority of the shares of Series D Preferred Stock, a majority of the shares of Series E Preferred Stock, a majority of the shares of Series F Preferred Stock, a majority of the shares of Series G Preferred Stock, a majority of the shares of Series H Preferred Stock, and a majority of the shares of Series I Preferred Stock; or (ii) upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1 (or a successor form) under the Securities Act of 1933, as amended, covering the offer and sale of common stock of at least $50.0 million.

12.	STOCK-BASED COMPENSATION

The Company grants stock options to its employees, as well as nonemployees (including directors and others who provide substantial services to the Company) under the Company’s 2009 Stock Plan and 2019 Equity Incentive Plan (collectively, the “Stock Plans”). The total number of shares authorized under the Stock Plans are 96,000,000 as of December 27, 2020, and 358,410 options were available for grant. Options granted in 2020 and prior have vesting terms between six months and four years and have a contractual life of 10 years.

The following table summarizes the Company’s employee stock option activity:

(dollar amounts in thousands except per share amounts)	Number of Shares	Exercise Price Per share	Weighted- Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Balance—December 30, 2018	9,722,604	$0.36-3.14	$2.63	7.75	$32,752
Options granted	5,925,550	5.98-7.77	7.19
Options exercised	(583,619)	0.36-5.98	1.46
Options forfeited	(744,388)	0.68-6.31	4.78
Options expired	(153,358)	0.98-5.98	2.71

Balance—December 29, 2019	14,166,789	$0.36-7.77	$4.44	7.9	$47,080
Options granted	2,174,060	4.78-7.77	5.42
Options exercised	(1,183,716)	0.36-7.77	1.69
Options forfeited	(816,836)	3.14-7.77	5.88
Options expired	(81,317)	2.36-7.77	3.45

Balance—December 27, 2020	14,258,980	0.45-7.77	4.75	7.56	$14,209

Exercisable—December 27, 2020	6,425,974	0.45-7.77	3.84	6.38	$11,076

Vested and expected to vest—December 27, 2020	14,258,980	0.45-7.77	4.75	7.56	$14,209

The following table summarizes the Company’s nonemployee stock option activity:

(dollar amounts in thousands except per share amounts)	Number of Shares	Exercise Price Per share	Weighted- Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Balance—December 30, 2018	673,500	$0.36-3.14	$0.60	4.0	$3,218
Options granted	10,000	6.31	6.31
Options exercised	(100,000)	0.39	0.39
Options forfeited	(75,000)	3.14	3.14

Balance—December 29, 2019	508,500	$0.36-6.31	$0.76	3.5	$3,566
Options granted	53,000	4.78	4.78
Options exercised	(207,750)	4.78-7.77	0.68
Options forfeited	-	-	-

Balance—December 27, 2020	353,750	0.51-6.31	1.41	3.89	$1,202

Exercisable—December 27, 2020	297,270	0.51-6.31	0.75	2.75	$1,202

Vested and expected to vest—December 27, 2020	353,750	0.51-6.31	1.41	3.89	$1,202

The weighted-average fair value of options granted in fiscal year 2020 was $2.08 and $2.38 for stock options issued to employees and non-employees, respectively. The weighted-average fair value of options granted in fiscal year 2019 was $3.04 and $4.49 for stock options issued to employees and non-employees, respectively.

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option-pricing model with the assumptions during the fiscal years ended December 27, 2020 and December 29, 2019, included in the table below. The Company has elected to account for forfeitures as they occur.

Input	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019
Risk-free interest rate	0.29%-0.83%	1.56%-2.51%
Expected term	5.09-6.39 years	5.06-6.25 years
Expected Volatility	40.37%	42.22%
Dividend yield	0%	0%

Fair Value of Common Stock—The absence of an active market for the Company’s common stock requires the Company to estimate the fair value of its common stock.

Risk-Free Interest Rate—The yield on actively traded non-inflation indexed U.S. Treasury notes with the same maturity as the expected term of the underlying options was used as the average risk-free interest rate.

Expected Term—The expected term of options granted to employees was determined based on management’s expectations of the options granted, which are expected to remain outstanding. The expected term for options granted to nonemployees is equal to the remaining contractual life of the options.

Expected Volatility—There is no substantive share price history to calculate volatility and, as such, the Company has elected to use an approximation based on the volatility of other comparable public companies, which compete directly with the Company, over the expected term of the options.

Dividend Yield—The Company has not issued regular dividends on common shares in the past nor does the Company expect to issue dividends in the future. As such, the dividend yield has been estimated to be zero.

During the fiscal year ended December 27, 2020, the Company recorded $4.9 million of stock-based compensation expense, of which $4.9 million and less than $0.1 million related to options issued to employees and nonemployees, respectively. During fiscal year 2019, the Company recorded $3.9 million of stock-based compensation expense, of which $3.9 million and less than $0.1 million related to options issued to employees and nonemployees, respectively.

As of December 27, 2020, there was $16.7 million in unrecognized compensation expense related to unvested stock-based compensation arrangements and is expected to be recognized over a weighted average period 0.93 years.

13.	INCOME TAXES

The Company’s entire pretax loss for the fiscal years ended December 27, 2020 and December 29, 2019 was from its U.S domestic operations. For the fiscal years ended December 27, 2020 and December 19, 2019, the Company did not record income tax expense due to the Company’s full valuation allowance.

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows:

	December 27, 2020	December 29, 2019
Federal statutory rate	21.0%	21.0%
Effect of:
State taxes, net of federal benefit	7.4%	8.0%
Permanent differences	0.1%	(0.7%)
Change in valuation allowance	(28.6%)	(27.3%)
Other	0.1%	(1.0%)

Total	-	-

Components of the Company’s net deferred tax assets / (liabilities) consisted of the following:

(dollar amounts in thousands)	December 27, 2020	December 29, 2019
Deferred tax assets:
Net operating loss carryforward	$100,817	$57,378
Charitable contributions	540	562
Deferred rent	6,952	5,923
Stock-based compensation expense	1,173	1,505
Accrued expenses	3,072	802
Deferred revenue	444	487
Other	276	224

Total deferred tax assets	113,274	66,881
Valuation allowance	(90,465)	(50,120)

Total deferred tax assets, net of valuation allowance	22,809	16,761

Deferred tax (liabilities):
Depreciation and amortization differences	(16,198)	(12,943)
State deferred taxes	(6,611)	(3,818)

Total deferred tax liabilities	(22,809)	(16,761)

Net deferred tax asset (liability)	$-	$-

As of December 27, 2020 and December 29, 2019, Company management assessed the realizability of deferred tax assets, in order to determine the need for a valuation allowance. As of the years ended December 27, 2020 and December 29, 2019, the Company is in a net deferred tax asset position of $90.5 million and $50.1 million, respectively. The deferred tax assets consist principally of net operating loss carryforwards. The future realization of the tax benefits from existing temporary differences and tax attributes ultimately depends on the existence of sufficient taxable income. In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets.

In concluding on its evaluation, Company management placed significant emphasis on guidance in ASC 740, which states that “a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.” Such objective evidence limits the ability to consider other subjective evidence, such as the Company’s projections for future growth. On the basis of this evaluation, as of December 27, 2020 and December 29, 2019, a full valuation allowance of $90.5 million and $50.1 million, respectively, has been recorded against the deferred tax assets, which represents an increase of $40.3 million year over year.

As of December 27, 2020, the Company had U.S. Federal net operating loss carryforwards of $356.5 million, of which $256.6 million may be carried forward indefinitely, and the remaining carryforwards $100.0 million expire at various dates from 2029 through 2037. As of December 27, 2020, the Company had state net operating loss carryforwards of $344.1 million, of which $38.0 million may be carried forward indefinitely, and the remaining carryforwards of $306.1 million expire at various dates from 2021 through 2040.

The future realization of the Company’s net operating loss carryforwards and other tax attributes may also be limited by the change in ownership rules under the U.S. Internal Revenue Code Section 382. In general, under Section 382 of the Internal Revenue Code (Section 382), a corporation that undergoes an ownership change is subject to limitations on its ability to utilize its pre-change net operating loss carryovers and tax credits to offset future taxable income. The

Company completed a Section 382 analysis to evaluate whether any ownership changes and related limitations impacted the Company’s ability to utilize net operating loss carryforwards or other attributes prior to their expiration dates. The Company existing net operating loss carryforwards and tax credits are subject to annual limitations arising from ownership changes which occurred in previous periods. Currently, the limitations imposed by Section 382 are not expected to impair the Company’s ability to fully realize its net operating losses. Future changes in the Company’s stock ownership, some of which are outside of the Company’s control, could result in an additional ownership change under Section 382 of the Code; if that occurs, the Company’s ability to utilize net operating losses could be further limited. Furthermore, the Company’s ability to utilize net operating losses of companies that we may acquire in the future may be subject to limitations under Section 382 of the Code.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions in which it operates, and therefore is subject to tax examination by various taxing authorities. The Company is not currently under examination and is not aware of any issues under review that could result in significant payments, accruals or material deviation from its tax positions. As of December 27, 2020, tax years from 2016 to present remain open to examination under the statutes applied by the relevant taxing jurisdictions in which the Company files tax returns. Additionally, to the extent the Company utilizes tax attribute carryforwards, such as net operating losses, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state and local tax authorities.

The calculation and assessment of the Company’s tax exposures generally involve the uncertainties in the application of complex tax laws and regulations for federal, state and local jurisdictions. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation, on the basis of the technical merits. As of December 27, 2020 and December 29, 2019, the Company had approximately $0.9 million and $0.8 million of unrecognized tax benefits, respectively. Due to the valuation allowance position, none of the unrecognized tax benefits, if recognized, will impact the Company’s effective tax rate. The Company recognizes accrued interest and penalties, if any, related to uncertain tax positions in income tax provision in its financial statements, if applicable. The Company did not have any accrued interest of penalties associated with any uncertain tax positions, and no interest expense was recognized during the years ended December 27, 2020 and December 29, 2019. The following table summarizes the activity related to the Company’s gross uncertain tax positions for the years ended December 27, 2020 and December 29, 2019:

(dollar amounts in thousands)	December 27, 2020	December 29, 2019
Uncertain Tax Positions
Beginning of year balance	$839	$696
Increases related to prior year tax positions	68	143
Decreases related to prior year tax positions	-	-
Increases related to current year tax positions	-	-
Decreases related to lapsing of statue of limitations	-	-

End of year balance	907	839

On March 27, 2020, CARES Act was signed into law. The CARES Act provides numerous tax provisions and other stimulus measures, including provisions, among others, addressing the carryback of NOLs for specific periods, refunds of alternative minimum tax credits, temporary modifications to the limitations placed on the tax deductibility of net interest expenses, and technical amendments for qualified improvement property (“QIP”). Additionally, the CARES Act, in efforts to enhance business’ liquidity, provides for refundable employee retention tax credits and the deferral of the employer-paid portion of social security taxes. The Company has elected to defer the employer-paid portion of social security payroll taxes through December 27, 2020, of $5.0 million and will remit such amounts during calendar years 2021 and 2022.

14.	NET LOSS PER SHARE

The following table sets forth the computation of net loss per common share:

(dollar amounts in thousands)	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019
Numerator:
Net loss	$(141,224)	$(67,917)
Denominator:
Weighted-average common shares outstanding—basic and diluted	16,051,960	15,080,984

Earnings per share—basic and diluted	$(8.80)	$(4.50)

The Company’s potentially dilutive securities, which include preferred stock and options to purchase common stock, have been excluded from the computation of diluted net loss per share as the effect would be antidilutive. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Fiscal Year Ended December 27, 2020	Fiscal Year Ended December 29, 2019
Options to purchase common stock	14,682,063	14,744,622
Preferred stock (as converted to common shares)	62,797,051	62,797,051

Total common stock equivalents	77,479,114	77,541,673

15.	RELATED-PARTY TRANSACTIONS

As of December 27, 2020, the Company had $4.0 million in loans to its founders with a non-accruing annual interest rate of 4.0%, which are secured by a portion of the founders’ stock. The principal amount, as well as unpaid interest, is payable in full in nine years from the date of issuance. The loan maturity dates are as follows:

(dollar amounts in thousands)
Principal	Maturity Date
$ 1,500	12/3/2022
1,000	2/19/2024
1,500	9/25/2025

The loans are classified as a reduction to stockholders’ equity within the accompanying consolidated balance sheet. The Company determined at the time of issuance that the fair value of the collateral stock securing the loans to the founders exceeded the value received by the founders.

Additionally, the Company’s founders and Chief Financial Officer each hold indirect minority passive interests in Luzzatto Opportunity Fund II, LLC, an entity which holds indirect equity interests in Welcome to the Dairy, LLC, which is the owner of the property leased by the Company at 3101 W. Exposition Boulevard, Los Angeles, CA 90018, for the Company’s principal corporate headquarters.

16.	COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims, lawsuits, governmental investigations and administrative proceedings that arise in the ordinary course of business. The Company does not believe that the ultimate resolution of any of these matters will have a material effect on the Company’s financial position, results of operations, liquidity, or capital resources. However, an increase in the number of these claims, or one or more successful claims under which the Company incurs greater liabilities than the Company currently anticipates, could materially and adversely affect the Company’s business, financial position, results of operations, and cash flows.

17.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through June 17, 2021, the date its accompanying consolidated financial statements were available to be issued. Except as discussed below, there are no events that require adjustment to or disclosure in these consolidated financial statements.

From January to February 2021, the Company completed the closing of the sale of an aggregate of 6,669,146 shares of its Series J preferred stock at a purchase price of $17.10 per share, and, in connection with the sale of such shares of Series J preferred stock, issued to each purchaser of Series J preferred stock certain warrants to purchase additional shares of Series J preferred stock pursuant to the terms thereof.

On March 25, 2021, the Company ended its current sweetgreen Rewards program.

*    *    *    *    *    *

                         Shares

Class A Common Stock

Goldman Sachs & Co. LLC	J.P. Morgan

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “sweetgreen,” the “company,” “we,” “our,” “us” or similar terms refer to Sweetgreen, Inc. and its subsidiaries.

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the exchange listing fee.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal and other advisory fees and expenses		*
Accounting fees and expenses		*
Custodian, transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect immediately prior to the completion of this offering provide that we will indemnify our directors and executive officers and permit us to indemnify our other officers, employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and executive officers, whereby we have agreed to indemnify our directors and executive officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or executive officer was, or is threatened to be made, a party by reason of the fact that such director or executive officer is or was a director, executive officer, employee or agent of Sweetgreen, Inc., provided that such director or executive officer acted in good faith and in a manner that the director or executive officer reasonably believed to be in, or not opposed to, the best interest of Sweetgreen, Inc. At present, there is no pending litigation or proceeding involving a director or executive officer of Sweetgreen, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

From January 1, 2018 through June 16, 2021, we have made the following sales of unregistered securities:

Equity Plan-Related Issuances

1.

Since January 1, 2018, we have issued to our directors, officers, employees, consultants and other service providers an aggregate of 6,679,267 shares of our Class B common stock at per share purchase prices ranging from $0.36 to $7.77 pursuant to exercises of options under our 2009 Plan and 2019 Plan.

2.

Since January 1, 2018, we have granted to our directors, officers, employees, consultants and other service providers options to purchase 18,254,720 shares of our Class B common stock with per share exercise prices ranging from $3.14 to $10.76 under our 2009 Plan and 2019 Plan.

Preferred Stock Issuances

4.

In January and February 2021, we issued and sold an aggregate of 6,669,146 shares of our Series J preferred stock to 66 accredited investors at a price per share of $17.10, for an aggregate purchase price of $114,042,397 million.

5.

In September 2019, we issued and sold an aggregate of 8,771,925 shares of our Series I preferred stock to 45 accredited investors at a price per share of $17.10, for an aggregate purchase price of $149,999,918 million.

6.

In November 2018, we issued and sold an aggregate of 15,337,423 shares of our Series H preferred stock to 18 accredited investors at a price per share of $13.04, for an aggregate purchase price of $199,999,996 million.

7.

From February 2018 to May 2018, we issued and sold an aggregate of 3,322,223 shares of our Series G preferred stock to 39 accredited investors at a price per share of $9.00, for an aggregate purchase price of $29,900,007 million.

Preferred Stock Warrant Issuances

8.

In January and February 2021, we issued warrants to purchase up to an aggregate of 2,000,715 shares of our Series J preferred stock to 66 accredited investors. These warrants are net exercisable only and do not have a fixed exercise price.

The offers, sales and issuances of the securities described in paragraphs 1 and 2 were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, officers, employees, consultants or other service providers and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraphs 4 through 8 were deemed to be exempt under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about us. No underwriters were involved in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of the offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of the offering.

4.1*	Form of Class A Common Stock Certificate of the Registrant.

5.1*	Opinion of Cooley LLP.

10.1*	Amended and Restated Stockholders’ Agreement, dated as of January 21, 2021, by and between the Registrant and certain of its stockholders.

10.2+	2009 Equity Incentive Plan and forms of agreements thereunder.

10.3+*	2019 Equity Incentive Plan and forms of agreements thereunder.

10.4+*	2021 Equity Incentive Plan and forms of agreements thereunder.

10.5+*	2021 Employee Stock Purchase Plan and forms of agreements thereunder.

10.6+*	Non-Employee Director Compensation Policy.

10.7+*	Form of Indemnification Agreement entered into by and between the Registrant and each director and executive officer.

10.8+*	Executive Employment Agreement, dated , 2021, by and between the Registrant and Jonathan Neman.

10.9+*	Executive Employment Agreement, dated May 4, 2020, by and between the Registrant and Chris Carr.

Exhibit Number	Description

10.10+*	Executive Employment Agreement, dated September 17, 2019, by and between the Registrant and Jim McPhail, as amended on January 17, 2020.

10.11*	Lease Agreement, dated as of May 23, 2019, by and between the Registrant and Welcome to the Dairy, LLC.

10.12*	First Amendment Lease Agreement, dated as of August 12, 2020, by and between the Registrant and Welcome to the Dairy, LLC.

10.13	First Amended and Restated Revolving Credit, Delayed Draw Term Loan and Security Agreement, dated as of December 14, 2020, by and between the Registrant and EagleBank.’

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page to this registration statement).

*	To be submitted by amendment.
+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California, on                , 2021.

SWEETGREEN, INC.

By:
Name:	Jonathan Neman
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan Neman and Mitch Reback, and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jonathan Neman	Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Nicolas Jammet	Chief Concept Officer and Director	, 2021

Nathaniel Ru	Chief Brand Officer and Director	, 2021

Mitch Reback	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021

Neil Blumenthal	Director	, 2021

Julie Bornstein	Director	, 2021

Cliff Burrows	Director	, 2021

Stephen M. Case	Director	, 2021

Signature	Title	Date

Valerie Jarrett	Director	, 2021

Youngme Moon	Director	, 2021

Bradley Singer	Director	, 2021